SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2015 and June 30, 2015 and for the six-month periods ended December 31, 2015 and 2014

Index

Glossary of terms
Legal Information
Unaudited Condensed Interim Consolidated Statements of Financial Position
Unaudited Condensed Interim Consolidated Statements of Income
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
Unaudited Condensed Interim Consolidated Statements of Cash Flows
Notes to the Unaudited Condensed Interim Consolidated Financial Statements:
Note 1 – The Group’s business and general information
Note 2 – Summary of significant accounting policies
Note 3 – Seasonal effects on operations
Note 4 – Acquisitions and disposals
Note 5 – Financial risk management and fair value
Note 6 – Segment information
Note 7 – Information about the main subsidiaries
Note 8 – Investments in associates and joint ventures
Note 9 – Assets held for sale – CLAL, among others
Note 10 – Investment properties
Note 11 – Property, plant and equipment
Note 12 – Trading properties
Note 13 – Intangible assets
Note 14 – Biological assets
Note 15 – Inventories
Note 16 – Financial instruments by category
Note 17 – Restricted assets
Note 18 – Trade and other receivables
Note 19 – Investments in financial assets
Note 20 – Derivative financial instruments
Note 21 – Cash flow information
Note 22 – Trade and other payables
Note 23 – Payroll and social security liabilities
Note 24 – Provisions
Note 25 – Borrowings
Note 26 – Taxation
Note 27 – Shareholders’ Equity
Note 28 – Revenues
Note 29 – Costs
Note 30 – Expenses by nature
Note 31 – Employee costs
Note 32 – Other operating results, net
Note 33 – Financial results, net
Note 34 – Employee benefits
Note 35 – Related parties transactions
Note 36 – Leases
Note 37 – Fiscal Year 2015 20-F Annual Report
Note 38 – Subsequent Events Review report

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
Brasilagro	Brasilagro Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust
Cresud, the Company or us	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2015
ETH	C.A.A. Extra Holdings Ltd.
FPC	Collective Promotion Funds
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standard
MPIT	Minimum Presumed Income Tax
Indarsa	Inversora Dársena Norte S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°:  83, beginning on July 1, 2015

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real state, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013

Expiration of Company charter: June 6, 2082

Common Stock subscribed, issued and paid up (millions of Ps.): 502

Majority shareholder’s: Inversiones Financieras del Sur S.A.

Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay

Parent company Activity: Investment

Capital stock: 187,651,850 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (shares)	Subscribed, issued and paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (*)	502

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position

as of December 31, 2015 and June 30, 2015

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	06.30.15
ASSETS
Non-current assets
Investment properties	10	42,746	3,475
Property, plant and equipment	11	21,005	1,977
Trading properties	12	1,297	130
Intangible assets	13	5,693	176
Biological assets	14	461	459
Investments in associates and joint ventures	8	14,915	3,394
Deferred income tax assets	26	1,210	652
Income tax credit		158	160
Restricted assets	17	39	4
Trade and other receivables	18	3,527	427
Investment in financial assets	19	1,733	623
Derivative financial instruments	20	7	208
Employee benefits		3	-
Total non-current assets		92,794	11,685
Current Assets
Trading properties	12	2,211	3
Biological assets	14	346	120
Inventories	15	3,008	511
Restricted assets	17	498	607
Income tax credit		525	31
Financial assets held for sale		5,043	-
Trade and other receivables	18	12,758	1,772
Investment in financial assets	19	9,467	504
Derivative financial instruments	20	96	30
Cash and cash equivalents	21	13,834	634
Total current assets		47,786	4,212
TOTAL ASSETS		140,580	15,897
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		495	495
Treasury stock		7	7
Inflation adjustment of share capital and treasury stock		65	65
Share premium		659	659
Additional Paid-in Capital from Treasury Stock		16	13
Legal reserve		83	-
Other reserves	27	921	599
Retained earnings		(772)	118
Equity attributable to equity holders of the parent		1,474	1,956
Non-controlling interest		6,005	2,559
TOTAL SHAREHOLDERS’ EQUITY		7,479	4,515

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position

as of December 31, 2015 and June 30, 2015 (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	06.30.15
LIABILITIES
Non-current liabilities
Trade and other payables	22	850	264
Borrowings	25	85,588	5,833
Deferred income tax liabilities	26	5,492	151
Derivative financial instruments	20	67	269
Payroll and social security liabilities	23	7	5
Provisions	24	1,439	387
Employee benefits		556	-
Total non-current liabilities		93,999	6,909
Current liabilities
Trade and other payables	22	18,524	1,307
Income tax and minimum presumed income tax liabilities		544	142
Payroll and social security liabilities	23	1,266	230
Borrowings	25	17,939	2,477
Derivative financial instruments.................................................................	20	106	262
Provisions	24	723	55
Total current liabilities		39,102	4,473
TOTAL LIABILITIES		133,101	11,382
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		140,580	15,897

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income

     for the six-month periods beginning on July 1, 2015 and 2014 and ended December 31, 2015 and 2014

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.15	12.31.14	12.31.15	12.31.14
Revenues	28	3,391	2,914	1,767	1,401
Costs	29	(2,531)	(2,490)	(1,336)	(1,245)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		580	720	383	438
Changes in the net realizable value of agricultural produce after harvest		114	(16)	123	6
Gross profit		1,554	1,128	937	600
Gain from disposal of investment properties	4	1,022	796	638	479
General and administrative expenses	30	(399)	(275)	(205)	(136)
Selling expenses	30	(284)	(227)	(137)	(105)
Other operating results, net	32	166	48	155	38
Profit from operations		2,059	1,470	1,388	876
Share of loss of associates and joint ventures	8	(403)	(674)	94	(571)
Profit from operations before financing and taxation		1,656	796	1,482	305
Finance income	33	477	104	386	46
Finance cost	33	(3,250)	(813)	(2,733)	(316)
Other financial results	33	(173)	19	(151)	(83)
Financial results, net	33	(2,946)	(690)	(2,498)	(353)
(Loss) / Profit before income tax		(1,290)	106	(1,016)	(48)
Income tax expense	26	(8)	(270)	81	(139)
Loss for the period		(1,298)	(164)	(935)	(187)

Attributable to:
Equity holders of the parent		(777)	(216)	(485)	(94)
Non-controlling interest		(521)	52	(450)	(93)

Loss per share attributable to equity holders of the parent during the period:
Basic		(1.57)	(0.44)	(0.98)	(0.19)
Diluted		(i) (1.57)	(i) (0.44)	(0.98)	(0.19)

(i)   Due to the loss for the period, there is no diluted effect on this result.

  The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the six-month periods beginning on July 1, 2015 and 2014 and ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.15	12.31.14	12.31.15	12.31.14
Loss for the period	(1,298)	(164)	(935)	(187)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(1,296)	(597)	2,736	(513)
Currency translation adjustment in associates and joint ventures	3,676	225	(37)	194
Other comprehensive income / (loss) for the period (i)	2,380	(372)	2,699	(319)
Total comprehensive income / (loss) for the period	1,082	(536)	1,764	(506)

Attributable to:
Equity holders of the parent	(340)	(400)	65	(270)
Non-controlling interest	1,422	(136)	1,699	(236)

(i)   Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (i)	Share premium	Additional paid-in capital from Treasury Stock	Legal reserve	Other reserves (Note 27)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders´ equity
Balances as of June 30, 2015	495	7	65	659	13	-	599	118	1,956	2,559	4,515
Loss for the period	-	-	-	-	-	-	-	(777)	(777)	(521)	(1,298)
Other comprehensive income for the period	-	-	-	-	-	-	437	-	437	1,943	2,380
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	437	(777)	(340)	1,422	1,082
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on October 30, 2015 and Extraordinary Shareholders’ Meeting held on November 26, 2015:
- Legal reserve	-	-	-	-	-	83	-	(83)	-	-	-
- Reserve for future dividends	-	-	-	-	-	-	31	(31)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	(86)	(86)
Incorporation for business combination	-	-	-	-	-	-	-	-	-	2,235	2,235
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	13	13
Capital reduction	-	-	-	-	-	-	-	-	-	(4)	(4)
Equity-settled compensation	-	-	-	-	-	-	8	-	8	2	10
Equity incentive plan granted	-	-	-	-	3	-	(4)	1	-	-	-
Tender offer to non-controlling shareholders	-	-	-	-	-	-	(121)	-	(121)	(65)	(186)
Changes in non-controlling interest	-	-	-	-	-	-	63	-	63	(19)	44
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	(92)	-	(92)	(52)	(144)
Balances as of December 31, 2015	495	7	65	659	16	83	921	(772)	1,474	6,005	7,479

(i)    Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of December 31 and June 30, 2015, respectively.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (i)	Share premium	Share warrants	Legal reserve	Special reserve	Other reserves (Note 27)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders´ equity
Balance as of June 30, 2014	491	11	65	773	106	82	634	851	(1,066)	1,947	2,489	4,436
Loss for the period	-	-	-	-	-	-	-	-	(216)	(216)	52	(164)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(184)	-	(184)	(188)	(372)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(184)	(216)	(400)	(136)	(536)
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on November 17, 2014:
- Share distribution	6	(6)	-	-	-	-	-	-	-	-	-	-
- Loss absorption:
- Share premium	-	-	-	(221)	-	-	-	-	221	-	-	-
- Legal reserve	-	-	-	-	-	(82)	-	-	82	-	-	-
- Special reserve	-	-	-	-	-	-	(634)	-	634	-	-	-
- Reserve for repurchase of share	-	-	-	-	-	-	-	(113)	113	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	(17)	17	-	-	-
Reserve for share-based compensation	-	-	-	-	-	-	-	6	-	6	1	7
Acquisition of treasury stock	(3)	3	-	-	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(32)	-	(32)	(5)	(37)
Cash dividends	-	-	-	-	-	-	-	(16)	-	(16)	(11)	(27)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	1	1	-	1
Capital reduction	-	-	-	-	-	-	-	-	-	-	(228)	(228)
Balances as of December 31, 2014	494	8	65	552	106	-	-	495	(214)	1,506	2,110	3,616

(ii)   Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of December 31 and June 30, 2014, respectively.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	12.31.14
Operating activities:
Cash (used in) generated from operations	21	770	660
Income tax paid		(496)	(166)
Net cash (used in) generated from operating activities		274	494
Investing activities:
Acquisition of associates and joint ventures		-	(279)
Capital contributions to associates and joint ventures		(45)	(82)
Acquisition of investment properties		(104)	(137)
Proceeds from sale of associates and joint ventures		-	19
Proceeds from sale of investment properties		1,075	2,046
Acquisition of property, plant and equipment		(46)	(139)
Proceeds from sale of property, plant and equipment		2	1
Proceeds from sale of farmlands		14	39
Suppliers advances		(25)	-
Acquisition of intangible assets		(2)	(5)
Acquisition of Investment in financial assets		(3,677)	(2,595)
Proceeds from disposals of Investment in financial assets		3,196	2,281
Loans granted to associates and joint ventures		(1,349)	(10)
Loans repayments received from associates and joint ventures		63	2
Dividends received		3	12
Net cash generated from investing activities		(895)	1,153
Financing activities:
Repurchase of non-convertible notes		(135)	(86)
Purchase of treasury stock		-	(32)
Proceeds from issuance of non-convertible notes		803	455
Payment of non-convertible notes		(192)	(592)
Borrowings		728	698
Payment of trust debt titles		-	(10)
Payment of seller financing of shares		-	(106)
Repayments of borrowings		(940)	(911)
Proceeds from exercise of shares granted		6	-
Borrowings from associates and joint ventures		-	22
Payment of seller financing		(72)	(1)
Capital contribution of non-controlling interest		384	-
Acquisition of non-controlling interest in subsidiaries		(27)	(55)
Dividends paid		(210)	(20)
Acquisition of derivative financial instruments		-	(2)
Payments of derivative financial instruments		(25)	(55)
Proceeds from derivative financial instruments		987	-
Capital distribution to non-controlling interest in subsidiaries		-	(228)
Sale of equity interest in subsidiaries to non-controlling interest		153	55
Interest paid		(498)	(398)
Net cash generated from (used in) financing activities		962	(1,266)
Net increase in cash and cash equivalents		341	381
Cash and cash equivalents at beginning of period	21	634	1,003
Cash incorporated by business combination		9,193	-
Foreign exchange (loss) gain on cash and cash equivalents		3,666	(364)
Cash and cash equivalents at end of period		13,834	1,020

   The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.2. for a description of the Group’s companies.

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Financial Statements have been approved for issue by the Board of Directors on February 11, 2016.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information (Continued)

As of December 31, 2015, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (see Note 6):

(i)    Remains in current assets, as financial asset held for sale (see Note 9).

(ii)    Corresponds to Group’s associates and joint ventures, which are hence excluded from consolidation.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information (Continued)

Agricultural business

Within the agricultural business, the Group, through Cresud, engaged in the operation of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production, brokerage activities and sale of supplies. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

Urban Properties and Investments

Operations Center in Argentina

The activities of the operations center in Argentina are mainly developed through IRSA and IRSA’s principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, capital of Argentina, and since 2009 it entered into the United States of Americas (“USA”) real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA and IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Financial Statements to denote investment, development and/or trading properties activities. IRSA's shares are listed and traded on both the BCBA and the NYSE.

The activities of the Group’s segment “financial operations and others” is carried out mainly through BHSA, where we have a 29.94% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BCBA. Additionally, the Group has a 42.99% indirect equity interest in Tarshop which main activities are credit card and loan origination transactions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information (Continued)

Operations Center in Israel

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through DFL and DN B.V., in IDBD -an Israeli company-, with an initial interest of 26.65%. IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries and other investments, in several markets and industries, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or equity interest in companies such as Clal (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Shufersal (supermarket), PBC (Real Estate), among others. IDBD went public in TASE since May, 2014.

On October 11, 2015, is listed gain effective control over the Israeli company IDBD (see Note 4), thus adding material assets in several industries and liabilities related to loans granted to IDBD and its subsidiaries.

Following the reduction of ETH’s equity interest in IDBD to less than 26.65% in February 2015 and the completion of BMBY’s process whereby Extra sold its equity interest, IDBD’s creditors saw an opportunity to call for the immediate payment of financial liabilities. IDBD is negotiating with the creditors certain amendments to the covenants in their loan agreements that will be enforced during the quarter ending March 31, 2016. If IDBD fails to reach an agreement with its creditors under favorable terms, the preexisting restrictions and covenants may remain in force and may not be fulfilled under the prevailing circumstances.

As a holding company, IDBD’s main sources of funds derive from the dividends distributed by its subsidiaries, which have experienced a reduction in recent years. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries.  IDBD has projected future cash flows; however, such cash flows are not deemed sufficient to settle its liabilities and other commitments. IDBD expects to receive capital contributions from Dolphin to honor its financial commitments if so required and subject to Dolphin’s acceptance. However, the Group has not undertaken to provide further financing to the subsidiary or to complete any divestiture, including the sale of Clal. IDBD could also secure additional financing through the private or public issuance of equity securities and additional divestitures.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information (Continued)

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law, 5774-2013 (‘the Concentration Law’) which has material implications for IDBD and its investments, including the disposal of the controlling interest in Clal. The shares representing the controlling interest in Clal have been deposited with a trust fund designated by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel. This Commission also set a deadline by which the sale of the controlling interest should be complete. According to the framework established by the governmental authorities, IDBD should have executed an agreement for the sale of the interest in Clal by January 7, 2016 in order for the buyer to be able to secure all required regulatory approvals by June 30, 2016. Despite the fact that IDBD had received several non-binding offers to buy its controlling interest in Clal, such offers did not succeed for reasons beyond IDBD’s control, and the regulatory entity established an arrangement to complete the sale of Clal, as described in detail in Note 9. According to certain terms and covenants governing the above mentioned financial debt, there are also restrictions on the sale of material subsidiaries requiring the financial entities’ approval, and the regulatory entity’s requirement of selling the equity interest in Clal is also subject to IDBD’s current renegotiations with its creditors.

The Group is also negotiating with IDBD’s non-controlling shareholders their assumed commitments to repurchase IDBD’s shares of stock at a pre-established price and within a defined term (see Note 4).

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The Group

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of IRSA and its subsidiaries at the operations center in Argentina.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.             The Group’s business and general information (Continued)

IRSA and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from the loan granted to IDBD do not have impact on IRSA since such loan has no recourse against IRSA and it is not secured by IRSA’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern, with such uncertainties being limited to the operations in Israel.

2.             Summary of significant accounting policies

2.1.         Basis of preparation of the Unaudited Financial Statements

The present Financial Statements have been prepared in accordance with IAS 34 "Interim Financial Reporting", therefore, should be read together with the Annual Financial Statements of the Group as of June 30, 2015, prepared in accordance with IFRS in force. Such information is included in notes to the Financial Statements according to IFRS. Furthermore, these Financial Statements include supplementary information required by Law N° 19,550 and/or regulations of CNV. Such information is included in notes to the Financial Statements according to IFRS.

These Financial Statements corresponding to the six-month periods ended as of December 31, 2015 and 2014 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2015 and 2014 do not necessarily reflect the proportion of the Group’s full year results.

On October 11, 2015, the Group took over IDBD. IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Company will not be able to include IDBD’s quarterly results in its financial statements as of December 31, 2015 to be filed with the CNV. The Company will consolidate IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period. Hence, IDBD’s results of operations for the period beginning on October 11, 2015 (the acquisition date) through December 31, 2015 will be included in the Group’s interim statement of comprehensive income for the nine-month period ending March 31, 2016, except for such material transactions that could have been substantially affected. The Company expects IDBD’s results for subsequent periods to become available with a similar lag.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Summary of significant accounting policies (Continued)

IDBD’s information disclosed in these financial statements is as at the takeover date, and is preliminary and subject to potential measurement adjustments, as explained in Note 4. The Group expects the business combination to be fully booked in its financial statements as of June 30, 2016.

Given the materiality of IDBD’s assets and liabilities incorporated, the Group had to change the format of its financial statements for the ease of reading and analysis. Given it is a recent acquisition, the Group considers that additional modifications to the format and contents may be done to its financial statements.

2.2          Scope of consolidation

In addition to the comments in Note 2.3 a) to the annual financial statements, below are the consolidation bases that were followed to consolidate IDBD from October 11, 2015.

The Group conducts its business through several operating and holding companies, the principal companies are listed below:

Agricultural business

Name of the entity		% of ownership interest held by the Group (6)	% of ownership interest held by the NCI
	Principal activity
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Agricultural	40.24%	59.76%
Sociedad Anónima Carnes Pampeanas S.A.	Agro-industrial	95.00%	-
Futuros y Opciones.Com S.A.	Brokerage	59.59%	40.41%
FyO Trading S.A.	Brokerage	2.20%	40.37%
Granos Olavarría S.A.	Warehousing and brokerage	2.20%	40.37%
Helmir S.A.	Holding	100.00%	-
IRSA Inversiones y Representaciones Argentina	Real Estate	63.40%	36.21%
Doneldon S.A.	Holding	100.00%	-
Interest indirectly held through BrasilAgro:
Araucária Ltda.	Agricultural	99.99%	0.01%
Cajueiro Ltda.	Agricultural	99.99%	0.01%
Ceibo Ltda.	Agricultural	99.99%	0.01%
Cremaq Ltda.	Agricultural	99.99%	0.01%
Engenho de Maracajú Ltda.	Agricultural	99.99%	0.01%
Flamboyant Ltda.	Agricultural	99.99%	0.01%
Jaborandi Agrícola Ltda.	Agricultural	99.99%	0.01%
Jaborandi Propriedades Agrícolas S.A.	Agricultural	99.99%	0.01%
Mogno Ltda.	Agricultural	99.99%	0.01%

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Summary of significant accounting policies (Continued)

Name of the entity	Principal activity	% of ownership interest held by the Group (6) (1)	% of ownership interest held by the NCI
Interest indirectly held through Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Brokerage	96.37%	3.63%
Granos Olavarría S.A.	Warehousing and brokerage	96.37%	3.63%
Interest indirectly held through Helmir S.A.:
IRSA Inversiones y Representaciones Argentina	Real Estate	0.39%	99.61%
Sociedad Anónima Carnes Pampeanas S.A.	Agro-industrial	5.00%	95.00%
Agropecuaria Acres del Sud S.A.	Agricultural	39.76%	60.24%
Yatay Agropecuaria S.A.	Agricultural	30.70%	69.30%
Interest indirectly held through Doneldon: S.A.:
Agropecuaria Acres del Sud S.A.	Agricultural	60.24%	39.76%
Ombú Agropecuaria S.A.	Agricultural	100.00%	-
Yatay Agropecuaria S.A.	Agricultural	69.30%	30.70%
Yuchán Agropecuaria S.A.	Agricultural	100.00%	-
Sedelor S.A.	Holding	100.00%	-
Codalis S.A.	Holding	100.00%	-
Alafox S.A.	Holding	100.00%	-

Urban properties and investments

Name of the entity	Principal activity	% of ownership interest held by the Group (6) (1)	% of ownership interest held by the NCI
Interest indirectly held through IRSA:
IRSA CP	Real Estate	95.22%	4.78%
E-Commerce Latina S.A. (5)	Holding	100.00%	-
Efanur S.A.	Holding	100.00%	-
Hoteles Argentinos S.A.	Hotel	80.00%	20.00%
Inversora Bolívar S.A.	Holding	100.00%	-
Llao Llao Resorts S.A. (2)	Hotel	50.00%	50.00%
Nuevas Fronteras S.A.	Hotel	76.34%	23.66%
Palermo Invest S.A.	Holding	100.00%	-
Ritelco S.A.	Holding	100.00%	-
Tyrus S.A.	Holding	100.00%	-
Interest indirectly held through IRSA CP:
Arcos del Gourmet S.A.	Real Estate	90.00%	10.00%
Emprendimiento Recoleta S.A.	Real Estate	53.68%	46.32%
Fibesa S.A.	Real Estate	100.00%	-
Panamerican Mall S.A.	Real Estate	80.00%	20.00%
Shopping Neuquén S.A.	Real Estate	99.56%	0.44%
Torodur S.A.	Holding	100.00%	-

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Summary of significant accounting policies (Continued)

Name of the entity	Principal activity	% of ownership interest held by the Group (6)	% of ownership interest held by the NCI
Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd. (3) (4)	Holding	91.57%	8.43%
I Madison LLC	Holding	100.00%	-
IRSA Development LP	Holding	100.00%	-
IRSA International LLC	Holding	100.00%	-
Jiwin S.A.	Holding	100.00%	-
Liveck S.A.	Holding	100.00%	-
Real Estate Investment Group LP ("REIG")	Holding	64.01%	35.99%
Real Estate Investment Group II LP	Holding	80.54%	19.46%
Real Estate Investment Group III LP (4)	Holding	81.19%	18.81%
Real Estate Investment Group IV LP	Holding	100.00%	-
Real Estate Investment Group V LP	Holding	100.00%	-
Real Estate Strategies LLC	Holding	100.00%	-
Interest indirectly held through Efanur S.A.:
Real Estate Strategies LP	Holding	66.83%	33.17%
Interest indirectly held through Dolphin Fund Ltd.
IDB Development Corporation Ltd.	Holding	49.00%	51.00%
Interest indirectly held through IDBD:
Discount Investment Corporation Ltd.	Holding	73.92%	26.08%
Clal Holdings Insurance Enterprises Ltd. (8)	Insurance and pension company	54.97%	45.03%
IDB Tourism (2009) Ltd.	Holding company in the tourism services sector	100.00%	-
IDB Group Investment Inc.	Holding	50.00%	50.00%
Property & Building Corporation Ltd.	Real Estate	76.46%	23.54%
Gav Yam Land Ltd.	Real Estate	69.07%	30.93%
Israel Property Rental Corporation Ltd. (ISPRO)	Real Estate	100.00%	-
MATAM - Haifa Science Industries Center	Real Estate	50.10%	49.90%
Neveh-Gad Building & Development Ltd.	Real Estate	100.00%	-
Hadarim Properties Ltd.	Real Estate	100.00%	-
PBC USA Investment Inc.	Real Estate	100.00%	-
Shufersal Ltd.	Supermarket	45.49%	54.51%
Shufersal Real Estate Ltd.	Supermarket	100.00%	-
Koor Industries Ltd.(7)	Holding company in the agrochemical sector	100.00%	-
Cellcom Israel Ltd. (9)	Communication services	41.78%	58.22%
Netvision Ltd.	Communication services	100.00%	-
Elron Electronic Industries Ltd.	Technology development – Holding	50.32%	49.68%
Bartan Holdings and Investments Ltd.	Holding	55.68%	44.32%
Epsilon Investment House Ltd.	Holding	68.75%	31.25%

(1)   The Group has consolidated the investment in BrasilAgro considering that the Company exercises “de facto control” over it. See Note 7 for further information regarding to BrasilAgro.

(2)   The Group has consolidated the investment in Llao Llao Resorts S.A. considering their ownership interest held together with the Company's participation in the making decisions.

(3)   The Group has consolidated its indirect interest in DFL considering its exposure to variable returns coming from its investment in DFL and the nature of the relationship between the Group and the shareholders with right to vote of DFL.

(4)   Includes interest indirectly held through Ritelco S.A.

(5)   Includes interest indirectly held through Tyrus S.A.

(6)   Correspond to interest directly held in each company.

(7)   Owns a 40% equity interest of Adama.

(8)   It has been valued as financial asset held for sale.

(9)   The Group has consolidated the interest in Cellcom taking into consideration its equity interest and decision-making power given the fact that the remaining interests are too disperse.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Summary of significant accounting policies (Continued)

Summarized financial information on principal subsidiaries with material non-controlling interests and other information are included in note 7.

2.3          Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements under IFRS as described in Note 2 to the Annual Financial Statements except for the new accounting policies adopted following IDBD’s consolidation.

The principal accounting policies applied for the first time for the three-month period ended December 31, 2015 associated to equity balances are as follows:

2.3.1     Non-recourse loan

IDBD has a non-recourse loan, which was split into two components on the basis of an independent appraiser’s report.

The commitment to transfer shares represents the main contract and was initially recognized at fair value and, later, at its depreciated cost. The derivative embedded represents a call option and is computed taking into account future payments of interest on the loan.

The main contract and the embedded derivative ("non-recourse loan ") are disclosed net in loans.

2.3.2     Irrevocable right of use of the capacity of underground communication lines

Transactions carried out to acquire an irrevocable right of use of the capacity of underground communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables, and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Summary of significant accounting policies (Continued)

2.3.3     Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost of inventory includes expenses incurred in buying and taking the inventory to its existing location and condition. The cost of inventory of mobile phones and their related accessories and spare parts is calculated on the basis of the moving average, with the cost of other inventory being calculated on a FIFO basis.

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

2.3.4     Property, plant and equipment

The Group, through its business of urban properties and investments in the Operations Center in Israel, holds hotels that have been reported under “Investment properties” since, unlike the hotels of the business of urban properties and investments in the Operations Center in Argentina, it does not have a significant exposure to changes in operating cash flows of such hotels.

2.3.5     Employee benefits

Defined contribution plans

A defined contribution plan is a retirement benefit whereby IDBD makes fixed contributions to a separate entity, without the legal or implicit obligation to pay additional amounts. The Group’s obligation to make contributions to defined contribution plans is recognized as expense when the obligation arises.

Defined benefit plans

IDBD’s net obligation concerning defined benefit plans is calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior periods. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Summary of significant accounting policies (Continued)

Other long-term employee benefits

The Group’s net obligation concerning employee long-term benefits, other than retirement plans, is the amount of the future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

2.3.6     Provisions

Guarantees

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historic data of the warranties granted and all potential results are weighted against associated probabilities.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits are lower than the costs of complying with contract obligations. The provision is measured at the present value of the lower of expected cost of terminating the contract and the net expected cost of continuing the contract. Before recognizing a provision, the Group recognizes the impairment of the assets related to the mentioned contract.

2.4          Use of estimates

The preparation of financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Financial Statements.

In the preparation of these Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the Annual Financial Statements as described in Note 5 to those Financial Statements, save for changes in accrued income tax, provision for legal claims, provision for director's fees, allowance for doubtful accounts, accrued supplementary rental and those incorporated by the business combination with IDBD.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.             Summary of significant accounting policies (Continued)

2.5          Comparability of information

Amounts as of June 30, 2015 and December 31, 2014 which are disclosed for comparative purposes have been taken from the Consolidated Financial Statements as of such dates.

As required by IFRS 3, the information of IDBD is included in the consolidated financial statements of the Group as from the acquisition date, and the prior periods are not modified by this situation. Therefore, the financial information consolidated for periods after the acquisition is not comparative with prior periods.

During the six month periods ended December 31, 2015, the Argentine Peso devalued against the US$ and other currencies by around 44%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs of Agricultural Business and of income from Urban properties and investments business line, especially from the “office and other rental properties” segment, and our net assets and liabilities (mainly assets and liabilities of the Operations Center in Israel), in foreign currency.

Moreover, during the six month periods ended December 31, 2015, the Real Brasileño (RS) has depreciated against the Argentine Peso and other currencies by around 14%, respectively, which affects the comparability of the figures reported in the current financial statements given its negative impact on the financial position and results of operations of the Group, due mainly to the foreign exchange rate exposure to net assets and liabilities denominated in foreign currency and investments in joint ventures with a functional currency different from the Real Brasileño.

3.             Seasonal effects on operations

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

3.             Seasonal effects on operations (Continued)

Within the business of urban properties and investment in the Operations Center in Argentina the operations of the shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence for shopping center operations, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations. In addition, respect of the business managed from the Operations Center in Israel, the operations of the Shufersal supermarket chain are subject to fluctuations of quarterly sales and income due to the increase in activity during religious holidays in different quarters throughout the year. For instance, in Pesaj (Passover) between March and April, and the Jewish New Year, sometime between September and October each year. The results of operations of Cellcom are also usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.             Acquisitions and disposals

a)      Acquisition of control over IDBD

On May 7, 2014, a transaction was agreed whereby the Group, acting indirectly through Dolphin, acquired, jointly with E.T.M.B.M. Extra Holdings Ltd. (a non-related company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBH with its creditors (the "Arrangement"), the IDBD's parent company.

Under the terms of the agreement entered into between Dolphin and ETH, to which Dolphin and ETH agreed to (the "Shareholders' Agreement"), Dolphin acquired a 50% interest in this investment, and ETH acquired the remaining 50%. The total initial investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date.

During year 2015 Dolphin continued investing in IDBD, therefore as of December 31, 2015, IRSA's indirect equity interest in IDBD amounted to approximately 49%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals (Continued)

On May 28, 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). In addition, ETH further added that the purchaser thereunder had to assume all obligations of seller under the Arrangement.

In addition, on June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the tender offer were resolved through an arbitration process brought by Dolphin and ETH in accordance with provisions on dispute resolution included in the Shareholders’ Agreement, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related Company to the Group) were entitled to act as buyers in the BMBY process, and ETH should sold IDBD shares held by it (92,665,925 shares) at price of NIS 1.64 per share; (ii) The buyer must fulfilled all of the commitments included in the seller’s Arrangement, including the commitment to carry out Tender Offers where responsibility were borne by Dolphin; (iii) The buyer must pledged in favor of the Arrangement Trustees the shares that seller had pledged to them.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board Dolphin is hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as a performance bond for the Tender Offers, thereby increasing the number of pledged shares to 64,067,710. As a consequence, the Group gain control of IDBD and started to consolidate financial statements as from that date.

As of December 31, 2015, Dolphin held an aggregate number of 324,445,664 shares, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD. Furthermore, as of December 31, 2015, Dolphin held 498,140 shares of DIC and 83,023 warrants Series 4, 5 and 6 of DIC, representing a direct equity interest of 0.49% in DIC.

The Group is analyzing the allocation of the price paid across various net assets acquired by IDBD; therefore, the information presented below is preliminary.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals (Continued)

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

10.11.15
Fair value of the interest in IDBD’s equity held before the business combination and warrants...	1,416
Total consideration	1,416

10.11.15
Fair value of identifiable assets and assumed liabilities:
Investment properties	28,821
Property, plant and equipment	13,734
Intangible assets	1,288
Investment in associates and joint ventures	9,043
Financial assets held for sale	4,475
Trading properties	2,437
Inventories	1,822
Income tax credit	91
Trade and other receivables	9,546
Investment in financial assets	6,695
Restricted assets	250
Cash and cash equivalents	9,193
Deferred income tax	(3,597)
Provisions	(1,089)
Borrowings	(68,174)
Derivative financial instruments, net	280
Income tax	(316)
Employee benefits	(405)
Payroll and social security liabilities	(794)
Trade and other payables	(11,550)
Total net identifiable assets	1,750
Non-controlling interests	(2,235)
Goodwill not yet allocated	1,901
Total	1,416

The fair value of the investment properties was assessed by a qualified independent appraiser. As of the acquisition date, the Group estimates that the recognized assets are recoverable. The fair value of the non-controlling interest in IDBD, has been determined on a proportional basis to the fair value of net acquired assets.

Following the control of IDBD, the cumulative currency translation accumulated in shareholder’s equity from the interest held in IDBD before the business combination in the amount of Ps. 144 were charged to income. This gain were disclosed under "Other operating results net" line in the income statement.

Disclosures required by IFRS 3 are not included since results are not consolidated.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

4.             Acquisitions and disposals (Continued)

b)      Tender Offers

As described in Note 3.1 to the Annual Financial Statements, Dolphin was required to carry out the first tranche of Tender Offers in December 2015. Before expiration of the first tranche of the Tender Offer, Dolphin and the Trustees of the Arrangement reached an interim agreement (the “Interim Arrangement”) which that includes but is not limited to the following:

(i)      Postpone the date in which Dolphin would propose the first tranche of the Tender Offers until March 15, 2016, so that the execution of the Tender Offer would extend until March 31, 2016. Increase the first part of the Tender Offer by NIS 7 million, without changing the number of shares entitled to participate in the Tender Offer;

(ii)     Should IDBD carry out the issue of shares or convertible assets before March 15, 2016 (excluding the issuance of shares resulting from exercising already existing warrants) to any person other than Dolphin and/or any other company not entitled to take part as offeror in the Tender Offers, increase the first part of the Tender Offer by NIS 53 million (in addition to the NIS 7 million of section (i)), without changing the total number of shares to be purchased through the Tender Offer;

(iii)    Increase the collateral granted to the Trustees of the Arrangement to secure performance of the commitments assumed under the Tender Offers;

(iv)    The Interim Arrangement should be approved by the Shareholders’ Meeting, after which the parties would file a petition requesting that the appeal with the Supreme Court be dismissed without costs for the parties;

(v)     The Interim Arrangement would also be subject to the execution of the Subordinated Loan between Dolphin and IDBD (a subordinated and convertible loan granted to IDBD in the amount of NIS 210 million).

On December 6, 2015 the Interim Arrangement was approved and the appeal with the Supreme Court was dismissed without cost to the parties.

On December 1, 2015, Dolphin and IDBD suscribed the Subordinated Loan.

c)     Sale of properties of the business of urban properties and investments in the Operations Center in Argentina

During the six-month periods ended December 31, 2015, the Group has sold certain floors corresponding to Maipú 1300 Building, Intercontinental Plaza and all the floors corresponding to Dique IV and Isla Sirgadero.

All sales of the periods led to a combined profit for the Group of Ps. 1,022, disclosed within the line “Gain from disposal of investment properties” in the Statement of Income.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.     Financial risk management and fair value

The Group's activities expose it to a variety of financial risk: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group are focused on the unpredictability of financial markets and seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

In respect of the agricultural business and the urban properties and investment business of the Operations Center in Argentina, there have been no changes in the risk management or risk management policies applied since the fiscal year-end, therefore, all information and disclosures of the risk management should be read together with the annual consolidated financial statements for the fiscal year ended June 30, 2015. As a result, the only information reported pertains to the business of urban properties and investments in the Operations Center in Israel.

Risk management of the urban properties and investment business in the Operation Center in Israel:

Given the diversity of sectors in the economy, industries, and risks, IDBD manages its exposure to key financial risks in accordance with a decentralized risk management policy for all its subsidiaries. Both IDBD as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial liability, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

This section provides a description of the principal risks and uncertainties related to the operations center in Israel that could have a material adverse effect on the IDBD’s strategy, performance, results of operations and financial condition. The risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence. The information corresponding to the sensitivity analysis of financial risks and its impact on operating income has not been included because the Group does not present IDBD income in this period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.             Financial risk management and fair value (Continued)

(a)     Market risk management

            (i) Foreign currency risk

IDBD operates at an international level and is exposed to exchange rate risks. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency in which the transaction is conducted, mainly the US dollar.

Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed in the functional currencies of the economies where they operate, in that they IDBD is not significantly exposed to foreign currency risk.

Net financial position exposure to the functional currencies is decentralized managed on a case-by-case basis, by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies, as the case may be, or by other methods considered adequate by the Management, according to circumstances.

            (ii) Risk of fluctuations of the CPI of Israel

IDBD has financial liabilities indexed by the Israeli CPI. As of the balance sheet date, 72% of financial liabilities arising from the center of operations in Israel was adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is decentralized managed on a case-by-case basis, by entering into derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

            (iii) Interest rate risk

The IDBD's interest rate risk principally arises from long-term borrowings (see Note 25). Borrowings issued at a variable rate expose IDBD to cash flow interest rate risk, partially compensated by financial assets at floating interest rate. Borrowings issued at fixed rates expose the IDBD to fair value interest rate risk.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.             Financial risk management and fair value (Continued)

IDBD manages the exposure to this risk on a dynamic basis. Various scenarios are simulated by IDBD, taking into consideration refinancing, renewal of existing positions, alternative financing sources or hedging instruments, maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. Exposure to interest rate risk is decentralized managed and these activities are evaluated regularly by Management to determine that IDBD is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowings covenants.

As of the date of these unaudited financial statements, the 96% of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

            (iv) Other price risk

IDBD is exposed to equity securities price risk or derivative financial instruments price risk because of investments held in entities that are publicly traded.

As indicated in Note 9, investment in Clal is classified on the statements of financial position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks.

IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

(b)     Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to IDBD. Credit risk is decentralized managed on a country-by-country basis. Each entity is responsible for managing and analyzing the credit risk and limits have been established to ensure that IDBD deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to IDBD.

IDBD is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.             Financial risk management and fair value (Continued)

According to IDBD’s policy, the Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. All the institutions that operate with IDBD are well known because of their experience in the market and high quality credit. IDBD places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position.

IDBD’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and interest risk. IDBD generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counter party. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

IDBD’s policy is to manage credit exposure to trade and other receivables counterparties within defined trading limits. All of IDBD’s significant counterparties are assigned internal credit limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer.

There is not a high credit risk concentration in trade receivables from telecommunications and supermarket activity, as the business does not rely on few customers and most of the transactions are paid in cash or credit card.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.         Financial risk management and fair value (Continued)

(c)     Liquidity risk management

The most important risk in the operations center in Israel is the liquidity risk, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on IDBD’s cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, IDBD aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

IDBD monitors its current and projected financial position using several key internally generated reports: cash flow forecasts, debt maturity and interest rate exposure. IDBD also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The IDBD’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. IDBD maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with IDBD’s needs, by spreading the repayment dates and extending facilities, as appropriate.

Given the current financial liability conditions of the Operations Center in Israel, in particular in the holding company IDBD, the main source of funding has been capital contributions. See Note 25 that includes a description of commitments and restrictions related to loans and renegotiation processes under way.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are component of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Following the control of IDBD, as from this quarter, the Group reports its financial and equity performance based on the new segment structure. Comparative information has been modified to reflect the new organization insofar as possible.

Segment information is reported from the perspective of products and services: (i) agricultural business and ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

Therefore, segment information has been prepared as follows:

Agricultural business:

The Group’s Agricultural business is comprised of eight reportable segments: (the reporting segments of crops, cattle, dairy, sugarcane, agricultural rentals and services and other segments are included within “Agriculture” activities):

•       The “Crops” Segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Group is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign.

•       The “Cattle” Segment consists of breeding, purchasing and/ or fattening of free-range beef cattle for sale to meat processors and local livestock auction markets.

•       The “Dairy” Segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers.

•       The “Sugarcane” Segment consists of planting, harvesting and sale of sugarcane.

•       The “Agriculture Rentals and Services” Segment consists of services (for example: irrigation) and leasing of the Group’s farms to third parties.

•       The “Land transformation and sales” Segment comprises gains from the disposal and development of farmlands activities.

•       The “Agro-industrial” Segment consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating segment due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant.

•       The "Other Segments" column consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure includes the brokerage activities.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

The CODM periodically reviews the results and certain asset categories and assesses performance of the operating segments in the agricultural business based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the financial statements, except for the operating results of joint venture Cresca S.A., which are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in the joint venture rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return.

Urban properties and investments:

•            Operations Center in Argentina

Within this center, the Group operates in the following segments:

o   The “Shopping centers” segment includes assets and results from the commercial exploitation and development of shopping centers. Such results originate mainly from the lease and the providing of services related to the lease of commercial facilities and other spaces in the Group’s shopping centers.

o   The “Office and others” segment includes assets and the operating results of the activity of lease of office space and other rental properties and service revenues related to this activity.

o  The “Development and sale of properties” segment includes assets and the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment.

o   The "Hotels" segment includes the operating results of the hotels principally comprised of room, catering and restaurant revenues.

o   The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Group derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014.  Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value.

o   The “Financial operations and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the following:

•            Operating results of joint ventures: Cyrsa S.A., NPSF, Puerto Retiro, Baicom and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of LRSA.

•            Operating results from shopping centers and offices does not include the amounts pertaining to building administration expenses and collective promotion funds ("FPC", as per its Spanish acronym) and so does it exclude total recovered costs, whether by way of building administration expenses or other concepts included under financial income (for example default interest and other concepts). The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

•            Operations Center in Israel

Within this center, the Group operates in the following segments:

o   The segment “Commercial Properties” includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Group operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas, United States.

o   The segment “Supermarkets” includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Group operates a supermarket chain in Israel.

o  The segment “Agrochemicals” includes income derived from the business related to the associate Adama. Adama is a company specialized in agrochemicals, particularly for the production of crops.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

o   The segment “Telecommunications” includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.

o   The segment “Insurance” includes assets and operating income derived from the business related to Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others.

o   All other segments include the assets and income derived from other diverse business activities which are not material, such as technological developments, tourism, gas and oil assets, electronics, and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of this operating segment based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the following:

•          Operating results of the associate Adama in the segment Agrochemical are evaluated applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in the associate rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return.

•          Operating income of the Clal subsidiary in the Insurance segment are analyzed from a consolidated perspective. As indicated in Note 9, 51% of the controlling shares of Clal are held in trust following instructions from the Israel Securities Exchange Commission to comply with the sale of the majority stake in Clal. Under this method both income and assets are fully consolidated on a line-by-line basis, and not under one line as if it were a financial instrument reported at fair value, as required by the IFRSs under the current circumstances where control in not exercised.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

As indicated under Note 2, the Group decided to consolidate income derived from its operations center in Israel with a three month lag, as adjusted for the effects of significant transactions; hence, operating results of IDBD for the period extending from October 11, 2015 (acquisition date) through December 31, 2015 were not included in the interim statement of comprehensive income for the six-month period ended December 31, 2015. Therefore, segment information pertaining to operating income for the period extending from the acquisition date through December, 31 2015 has not been included.

Furthermore, comparative information has not been modified for as of that date the Group did not exercise control over IDBD. The assessment of this investment was part of the international segment of the urban properties and investment business in the operations center in Argentina.

Assets and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

As to those business segments where the CODM evaluated assets under the proportional consolidation method, each reported asset includes the proportional share of the Group in the same class of assets of the associates and/or joint ventures. Only as an example, the investment properties amount reported to the Executive Board includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these associated and/or joint ventures.

Within the agricultural business, most revenue from its operating segments are derived from, and their assets are located in Argentina and Brazil, mainly.

Within the urban properties and investment business in the operations center in Argentina, most revenue from its operating segments are derived from, and their assets are located in Argentina, except for earnings of associates included in the “International” segment located in USA.

Within the urban properties and investment business in the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in Israel, except for certain earnings from the Commercial Properties segment generated outside Israel, mainly in USA.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.      Segment information (Continued)

       Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2015:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,296	1,586	-	1,586	2,882
Costs	(1,619)	(384)	-	(384)	(2,003)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	575	-	-	-	575
Changes in the net realizable value of agricultural produce after harvest	114	-	-	-	114
Gross profit	366	1,202	-	1,202	1,568
Gain from disposal of investment properties	-	1,022	-	1,022	1,022
General and administrative expenses	(128)	(277)	-	(277)	(405)
Selling expenses	(167)	(121)	-	(121)	(288)
Other operating results, net	45	123	-	123	168
(Loss) / Profit from operations	116	1,949	-	1,949	2,065
Share of profit / (loss) of associates and joint ventures	4	(403)	-	(403)	(399)
Segment Profit	120	1,546	-	1,546	1,666

Investment properties	49	3,437	-	3,437	3,486
Property, plant and equipment	2,514	244	-	244	2,758
Trading properties	-	180	-	180	180
Goodwill	8	25	-	25	33
Rights to receive future units under barter agreements	-	90	-	90	90
Biological assets	821	-	-	-	821
Inventories	502	25	-	25	527
Investments in associates and joint ventures	35	1,731	-	1,731	1,766
Operating assets from Operations Center in Israel	-	-	478,325	478,325	478,325
Total segment assets	3,929	5,732	478,325	484,057	487,986

Operating liabilities from Operations Center in Israel	-	-	433,972	433,972	433,972

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2014:

	Agricultural business (I)	Urban properties and investments business (II)			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	1,302	1,276	-	1,276	2,578
Costs	(1,825)	(301)	-	(301)	(2,126)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	706	-	-	-	706
Changes in the net realizable value of agricultural produce after harvest	(16)	-	-	-	(16)
Gross Profit	167	975	-	975	1,142
Gain from disposal of investment properties	-	796	-	796	796
Gain from disposal of farmlands	20	-	-	-	20
General and administrative expenses	(114)	(165)	-	(165)	(279)
Selling expenses	(144)	(85)	-	(85)	(229)
Other operating results, net	(18)	67	-	67	49
(Loss) / Profit from operations	(89)	1,588	-	1,588	1,499
Share of loss of associates and joint ventures	(3)	(688)	-	(688)	(691)
Segment (Loss) / Profit	(92)	900	-	900	808

Investment properties	233	3,560	-	3,560	3,793
Property, plant and equipment	2,062	237	-	237	2,299
Trading properties	-	140	-	140	140
Goodwill	10	26	-	26	36
Rights to receive future units under barter agreements	-	90	-	90	90
Biological assets	813	-	-	-	813
Inventories	324	21	-	21	345
Investments in associates and joint ventures	30	1,840	-	1,840	1,870
Total segment assets	3,472	5,914	-	5,914	9,386

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.      Segment information (Continued)

(I)      Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	December 31, 2015
	Agricultural
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land transformation and Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues	462	118	31	169	22	802	-	408	86	1,296
Costs	(685)	(154)	(63)	(260)	(7)	(1,169)	(4)	(377)	(69)	(1,619)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	318	104	33	120	-	575	-	-	-	575
Changes in the net realizable value of agricultural produce after harvest	114	-	-	-	-	114	-	-	-	114
Gross Profit / (Loss)	209	68	1	29	15	322	(4)	31	17	366
General and administrative expenses	(72)	(17)	(3)	(13)	(2)	(107)	(1)	(13)	(7)	(128)
Selling expenses	(106)	(11)	(2)	(4)	(1)	(124)	-	(35)	(8)	(167)
Other operating results, net	39	(2)	-	1	-	38	-	-	7	45
Profit / (Loss) from Operations	70	38	(4)	13	12	129	(5)	(17)	9	116
Share of profit / (loss) of associates	6	-	-	-	-	6	-	-	(2)	4
Segment Profit / (Loss)	76	38	(4)	13	12	135	(5)	(17)	7	120

Investment properties	2	-	-	-	47	49	-	-	-	49
Property, plant and equipment	1,712	190	22	462	1	2,387	53	18	56	2,514
Goodwill	5	-	-	3	-	8	-	-	-	8
Biological assets	292	391	42	96	-	821	-	-	-	821
Inventories	323	52	1	3	-	379	-	14	109	502
Investments in associates	34	-	-	-	-	34	-	-	1	35
Total segment assets	2,368	633	65	564	48	3,678	53	32	166	3,929

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.      Segment information (Continued)

	December 31, 2014
	Agricultural
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land transformation and Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues	502	99	35	151	33	820	-	413	69	1,302
Costs	(927)	(144)	(65)	(246)	(10)	(1,392)	(4)	(366)	(63)	(1,825)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	495	73	39	99	-	706	-	-	-	706
Changes in the net realizable value of agricultural produce after harvest	(16)	-	-	-	-	(16)	-	-	-	(16)
Gross Profit / (Loss)	54	28	9	4	23	118	(4)	47	6	167
Gain from disposal of farmlands	-	-	-	-	-	-	20	-	-	20
General and administrative expenses	(74)	(11)	(2)	(10)	(1)	(98)	(1)	(11)	(4)	(114)
Selling expenses	(79)	(12)	(1)	(4)	-	(96)	(1)	(40)	(7)	(144)
Other operating results, net	(10)	(1)	(1)	(3)	-	(15)	(5)	-	2	(18)
(Loss) / Profit from operations	(109)	4	5	(13)	22	(91)	9	(4)	(3)	(89)
Share of loss of associates	(3)	-	-	-	-	(3)	-	-	-	(3)
Segment (Loss) / Profit	(112)	4	5	(13)	22	(94)	9	(4)	(3)	(92)

Investment properties	13	1	-	-	41	55	178	-	-	233
Property, plant and equipment	1,411	142	20	367	1	1,941	51	17	53	2,062
Goodwill	6	-	-	3	-	9	-	-	1	10
Biological assets	373	306	41	88	-	808	-	-	5	813
Inventories	131	56	1	2	-	190	-	13	121	324
Investments in associates	27	-	-	-	-	27	-	-	3	30
Total segment assets	1,961	505	62	460	42	3,030	229	30	183	3,472

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.         Segment information (Continued)

(II)        Urban properties line of business and investments

                            The following tables present the reportable segments from the Operations Center in Argentina:

	December 31, 2015
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,193	145	4	244	-	-	1,586
Costs	(176)	(27)	(10)	(171)	-	-	(384)
Gross Profit / (Loss)	1,017	118	(6)	73	-	-	1,202
Gain from disposal of investment properties	-	-	1,022	-	-	-	1,022
General and administrative expenses	(81)	(16)	(72)	(49)	(59)	-	(277)
Selling expenses	(64)	(18)	(10)	(29)	-	-	(121)
Other operating results, net	(18)	(1)	(5)	(1)	146	2	123
Profit / (Loss) from Operations	854	83	929	(6)	87	2	1,949
Share of profit / (loss) of associates and joint ventures	-	8	6	-	(578)	161	(403)
Segment Profit / (Loss)	854	91	935	(6)	(491)	163	1,546

Investment properties	2,368	893	169	-	-	7	3,437
Property, plant and equipment	47	23	1	171	2	-	244
Trading properties	1	-	179	-	-	-	180
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	1	8	-	-	25
Investments in associates and joint ventures	-	24	62	-	61	1,584	1,731
Total segment assets	2,446	946	507	179	63	1,591	5,732

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.             Segment information (Continued)

	December 31, 2014
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	867	163	7	213	26	-	1,276
Costs	(125)	(22)	(8)	(139)	(7)	-	(301)
Gross Profit / (Loss)	742	141	(1)	74	19	-	975
Gain from disposal of investment property	-	-	796	-	-	-	796
General and administrative expenses	(56)	(24)	(21)	(37)	(27)	-	(165)
Selling expenses	(46)	(7)	(4)	(28)	-	-	(85)
Other operating results, net	(14)	(113)	(1)	-	187	8	67
Profit / (Loss) from operations	626	(3)	769	9	179	8	1,588
Share of profit / (loss) of associates and joint ventures	-	3	2	1	(779)	85	(688)
Segment Profit / (Loss)	626	-	771	10	(600)	93	900

Investment properties	2,309	759	485	-	-	7	3,560
Property, plant and equipment	30	32	1	173	1	-	237
Trading properties	1	-	139	-	-	-	140
Goodwill	9	12	5	-	-	-	26
Rights to receive future units under barter agreements	9	5	76	-	-	-	90
Inventories	13	-	1	7	-	-	21
Investments in associates and joint ventures	-	27	47	23	406	1,337	1,840
Total segment assets	2,371	835	754	203	407	1,344	5,914

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

Below is a summarized analysis of the lines of business of the Groups’ Operations Center in Israel for the year ended December 31, 2015:

	Commercial Properties	Supermarkets	Agrochemicals	Telecommunications	Insurance	Others	Total
Operating assets	53,138	24,706	62,570	20,816	314,116	2,979	478,325
Operating liabilities	44,112	21,048	50,615	16,893	299,243	2,061	433,972

The following tables present a reconciliation between the profit/(loss) from operations as per the segment information and the results of operations as per the income statements.

	December 31, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Expenses and collective promotion funds	Total Income statements
Revenues	2,882	(24)	(61)	594	3,391
Costs	(2,003)	27	47	(602)	(2,531)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	575	(8)	13	-	580
Changes in the net realizable value of agricultural produce after harvest	114	-	-	-	114
Gross Profit / (Loss)	1,568	(5)	(1)	(8)	1,554
Gain from disposal of investment properties	1,022	-	-	-	1,022
General and administrative expenses	(405)	2	4	-	(399)
Selling expenses	(288)	2	2	-	(284)
Other operating results, net	168	1	(3)	-	166
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	2,065	-	2	(8)	2,059
Share of loss of associates and joint ventures	(399)	(4)	-	-	(403)
Profit / (Loss) from Operations before Financing and Taxation	1,666	(4)	2	(8)	1,656

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

	December 31, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Expenses and collective promotion funds	Total Income statements
Revenues	2,578	(19)	(84)	439	2,914
Costs	(2,126)	20	61	(445)	(2,490)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	706	(6)	20	-	720
Changes in the net realizable value of agricultural produce after harvest	(16)	-	-	-	(16)
Gross Profit / (Loss)	1,142	(5)	(3)	(6)	1,128
Gain from disposal of investment property	796	-	-		796
Profit / (Loss) from disposal of farmlands	20	(20)	-	-	-
General and administrative expenses	(279)	3	1	-	(275)
Selling expenses	(229)	2	-	-	(227)
Other operating results, net	49	(1)	-	-	48
Profit / (Loss) from operations before share of profit / (loss) of associates and joint ventures	1,499	(21)	(2)	(6)	1,470
Share of loss / profit S of associates and joint ventures	(691)	17	-	-	(674)
Profit / (Loss) from Operations Before Financing and Taxation	808	(4)	(2)	(6)	796

The following tables present a reconciliation between total segment assets and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	December 31, 2015	December 31, 2014
Total Assets per segment	487,986	9,386
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(63,302)	(371)
Deconsolidation of Adama and Clal	(314,116)	-
Measurement adjustments at fair value	(4,962)	-
Plus:
Investments in joint ventures (**)	7,628	304
Investment value in Clal	4,845	-
Other non-reportable assets	22,501	5,320
Total Consolidated Assets as per Statement of financial position	140,580	14,639

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Segment information (Continued)

(*)  Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	December 31, 2015	December 31, 2014
Investment properties	121	335
Property, plant and equipment	519	2
Trading properties	1	6
Goodwill	4	6
Biological assets	14	12
Inventories	9	10
Total proportionate share in assets per segment of joint ventures..	668	371

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

	December 31, 2015	December 31, 2014
Total Liabilities per segment	433,972	-
Less:
Deconsolidation of Adama and Clal	(299,243)	-
Measurement adjustments at fair value	(3,076)	-
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business from the operations center in Argentina	1,448	11,024
Total Consolidated Liabilities as per Statement of financial position	133,101	11,024

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.            Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. As of June 30, 2015 correspond to urban properties and investment business and agricultural business from the operations center in Argentina.

	As of December 31, 2015							Period ended December 31, 2015
	Non-controlling shareholders interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenue	Net Income / (Loss)	Other comprehensive (Loss)	Total comprehensive loss	Gain (loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase (decrease) in cash and cash equivalents
BrasilAgro	59.76%	1,078	1,949	271	187	2,569	1,435	231	120	66	186	71	(15)	557	(427)	115
IRSA	36.21%	45,052	88,868	37,469	90,702	5,749	689	2,164	(910)	1,876	966	(423)	(1,009)	(96)	1,001	(104)

	As of June 30, 2015							Period ended December 31, 2014
	Non-controlling shareholders interest %	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling shareholders	Revenue (4)	Net Income / (Loss)	Other comprehensive (loss)	Total comprehensive loss	Profit / (Loss) attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase (decrease) in cash and cash equivalents
IRSA	35.70%	1,896	8,347	2,691	4,682	2,870	872	1,720	47	(136)	(89)	59	654	871	(967)	558
BrasilAgro	60.23%	1,315	1,667	583	195	2,204	1,257	256	17	959	976	10	(157)	(65)	(13)	-235

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.            Information about principal subsidiaries (Continued)

Cellcom is the largest provider of mobile telecommunications in Israel, it offers its services approximately to 2,900 million subscribers with a wide range of services. By the end of 2014, the Company launched television services over the Internet. Under Israeli laws, in order for a shareholder to be able to exert control over a Telecommunications Company, such shareholder must first secure the approval of the Ministry of Communications of Israel. Such approval, consequence of change in control of IDBD, has not yet been obtained.

In November 2015, Cellcom entered into an agreement, subject to approval, with Golan Telecom Ltd. ("Golan") and its shareholders to acquire all of Golan’s shares for a price of NIS 1,170 (equivalents to $ 3,900 at the exchange rate of 3.35), subject to certain adjustments. To complete the transaction, Cellcom intends to raise funds by way of a public offering and DIC expects to subscribe shares for up to NIS 100 million (or $ 335 million at the exchange rate of 3.35) at that public offering to maintain its current equity interests.

In December 2015, PBC, issued three series of debentures under the current programs for an aggregate amount of NIS 417 million (or Ps. 1,397 million at the exchange rate of 3.35).

In November 2015, IDBD, through IDB Tourism, renegotiated the terms and conditions of the loan for the purchase of aircrafts mentioned in Note 25. Among other things, the renegotiation involved the extension of the loan term and the purchase of a new Airbus. As of the date of these financial statements, the outstanding debt amounts to US$ 53 million.

8.            Investments in associates and joint ventures

As of June 30, 2015, the associates of the Group were Agro-Uranga S.A., Agromanagers S.A., New Lipstick, BHSA, IDBD, Tarshop S.A., Manibil S.A., Lipstick and BACS and joint ventures of the Group were Cresca S.A., Cyrsa S.A., Puerto Retiro, Baicom, Quality, NPSF, Entretenimiento Universal S.A. and EHSA.

As of December 31, 2015, following IDBD’s consolidation Adama, Mehadrin Ltd., PBEL Real Estate Ltd., Gav-Yam Properties in Lod, were included as associates, among others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Investments in associates and joint ventures (Continued)

Changes in the Group’s investments in associates and joint ventures for the six-month period ended as of December 31, 2015 and for the year ended as of June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Beginning of the year	3,031	2,198
Acquisition / increase in equity interest	-	1,254
Decrease for the taking over (see Note 4)	(1,047)	-
Balance incorporated by business combination (see Note 4)	9,043	-
Capital contribution	45	128
Share of profit / (loss)	161	(24)
Currency translation adjustment	3,676	114
Cash dividends (i)	(7)	(52)
Disposal of associates	(8)	(34)
Capital reduction (iii)	-	(111)
Reclassification to financial instruments (Note 4)	-	(30)
Unrealized gain from investments at fair value	(564)	(412)
End of the period / year (ii)	14,330	3,031

(i)    During the six-month period ended December 31, 2015, the Group cashed dividends from Agro-Uranga S.A. in the amount of Ps. 4.2. During the year ended on 2015, the Group cash dividends from Agro-Uranga S.A., BHSA, Cyrsa S.A. and NPSD in the amount of Ps. 4.7, Ps. 12.9, Ps. 31 and Ps. 2.6, respectively.

(ii)   Include a balance of Ps. (585) and Ps. (363) reflecting interests in companies with negative equity as of December 31, 2015 and June 30, 2015, respectively, which is reclassified to “Provisions” (see Note 24).

(iii)   During the fiscal year ended June 30, 2015, Cyrsa S.A. carried out a distribution to IRSA due to capital reduction in the amount of Ps. 110.9.

Legal reserve applicable to the Argentine Companies

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s investments under this law have not reached the legal limits of this reserve.

Restrictions, commitments and other matters in respect of the urban properties and investment business in the operations center in Argentina

Quality

In March 2011, Quality purchased an industrial plant located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Investments in associates and joint ventures (Continued)

On January 20, 2015, Quality entered into an Urbanization Agreement with the Municipality of San Martín which contemplates a monetary compensation to the City Council totaling Ps. 40, payable in two installments of Ps. 20 each. The first of such installments was actually paid at the date of these Financial Statements.

EHSA

During November 2012, IRSA CP acquired shares of common stock, representing 50% of EHSA’s capital stock and votes and as a consequence IRSA CP holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Although several resolutions have been issued since that point, to the date we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

Puerto Retiro

On April 18, 2000, Puerto Retiro was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Indarsa to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land. Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro.

In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case.

The Management and legal advisors of Puerto Retiro estimate that there are sufficient legal and technical arguments to consider that the request for bankruptcy will be denied by the court as well as the fraud action. However, given the current status of the case, we cannot predict its outcome.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.             Investments in associates and joint ventures (Continued)

Tarshop

Over the past two fiscal years, the BCRA modified certain aspects of the regulatory framework of the activity carried out by Tarshop. Based on these changes, our Associate is going through a business reformulation process. In this context, BHSA and IRSA CP approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings, under which certain contributions were already made for a total amount of Ps. 235.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan. Metropolitan owns the building known as Lipstick Building in Manhattan.

Restrictions, commitments and other matters in respect of the urban properties and investment business in the operations center in Israel

Adama

Adama is specialized in the chemical industry, mainly, in the agrochemical industry. In this framework, Adama is engaged in developing, manufacturing and selling crop protection products, while also operating in other areas based on its basic capacities (the agricultural and chemical sectors), to a immaterial extent.

In 2011, IDBD sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$ 960, which is secured by the 40% of the shares held by IDBD as of December 31, 2015. The loan is disclosed in Note 24 under Non-current loans.

IDBD through DIC reported a potential transaction whereby Koor and ChemChina would transfer their entire interests (40% and 60%, respectively) in Adama to Hubei Sanonda Co. Ltd., a Chinese public company whose its shares are listed in the Shenzhen Stock Exchange, China ("Sanonda"). Sanonda’s shares would be delivered as consideration for the transaction in such amount that, following the transaction, Adama would become a wholly-owned subsidiary of Sanonda and Koor would be a shareholder of Sanonda. Pursuant to Chinese laws, Sanonda’s shares owned by Koor would be subject to a lock-up period of 3 years.

On December 2015 Adama distributed a cash dividend for an amount of US$ 100, out of which US$ 40 pertains to DIC and was used to partially settle the non-recourse loan.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Assets held for sale - CLAL, among others

Group’s assets held for sale as of December 31, 2015 were as follows:

December 31, 2015
Clal	4,845
Others	198
5,043

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel, to have control over an insurance company, on August 21, 2013, such commission required that IDBD grant an irrevocable power of attorney to Mr. Moshe Tery ("the Administrator") by 51% of the shareholding capital and vote in Clal, thus transferring control over that investee.

On December 30, 2014, the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Administrator’s continuity in office, among other aspects.

The sale arrangement outlined in the letter involves IDBD’s and the Administrator’s interests in the sale process under different options and timeframes. As of December 31, 2015, the current sale arrangement involves the sale of the interest in the stock exchange or in over-the-counter trades, as per the following detail and by the following dates:

a.   IDBD will have to sell at least 5% of its equity interest in Clal over a four-month period;

b.   During each of the subsequent four-month periods, IDBD will have to sell at least an additional 5% of its equity interest in Clal.

c.   If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% will be offset against the percentage required in the following period.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Assets held for sale - CLAL, among others (Continued)

IDBD’s failure to fulfill its obligation in the manner described in the above paragraph will entitle the Administrator to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale will be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

On December 31, 2015 the holding of IDBD to Clal was of 55%, and as a result of the circumstances mentioned above, IDBD has accounted for it as an available-for-sale financial asset. Valuation as of December 31, 2015 amounts to $ 5,810, and a loss of $ 797 has been recorded reflecting the fall in the market price.

Claims against Clal

On the aggregate, all legal actions brought against Clal’s investees out of the ordinary course of business amount to approximately NIS 14,339 (or Ps. 48,036 at the exchange rate of 3.35).

The Group set up a reserve for all legal actions brought against Clal’s investees out of the ordinary course of business in the amount of NIS 93 (or Ps. 312 at the exchange rate of 3.35). Most legal actions are related to consumer claims and derivative actions.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Rental properties	Undeveloped parcels of land	Leased out farmland	Properties under development (ii)	Total
Year ended June 30, 2015
Opening net book amount	2,618	422	51	364	3,455
Additions	66	2	8	174	250
Reclassification to available for sale	(3)	-	-	-	(3)
Reclassification to property, plant and equipment	(8)	-	(12)	(9)	(29)
Reclassification of property, plant and equipment	20	-	40	-	60
Capitalized borrowing costs	-	-	-	13	13
Disposals	(103)	(3)	-	(3)	(109)
Depreciation charge (i)	(152)	-	(5)	-	(157)
Currency translation adjustment	-	-	(5)	-	(5)
Transfers	514	25	-	(539)	-
Closing net book amount	2,952	446	77	-	3,475
At June 30, 2015
Cost	4,766	446	77	-	5,289
Accumulated depreciation	(1,814)	-	-	-	(1,814)
Net book amount	2,952	446	77	-	3,475
Period ended December 31, 2015
Opening net book amount	2,952	446	77	-	3,475
Assets incorporated by business combination (Note 4)	24,927	1,258	-	2,636	28,821
Currency translation adjustment	9,133	461	1	965	10,560
Additions	102	-	2	-	104
Reclassifications to trading properties	-	(15)	-	-	(15)
Transfers	-	(95)	-	95	-
Reclassification of property, plant and equipment	9	-	-	-	9
Reclassification to property, plant and equipment	-	-	(30)	-	(30)
Disposals	(83)	(4)	(1)	-	(88)
Depreciation charge (i)	(88)	-	(2)	-	(90)
Closing net book amount	36,952	2,051	47	3,696	42,746
At December 31, 2015
Cost	38,807	2,051	51	3,696	44,605
Accumulated depreciation	(1,855)	-	(4)	-	(1,859)
Net book amount	36,952	2,051	47	3,696	42,746

(i)    Depreciation charge of investment property has been charged in “Costs” in the income statements (Note 30).

(ii)   Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping Centers.

(iii)   Arcos del Gourmet, concession status: The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects. Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled. Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been improperly revoked.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Investment properties (Continued)

The following amounts have been recognized in the income statement:

	December 31, 2015	December 31, 2014
Leases and services income	1,927	1,491
Direct operating expenses	822	610
Development expenses	5	-
Gain from disposal of investment properties	1,022	796

Borrowing costs incurred during the six-month period ended December 31, 2014 of Ps. 9.8, were capitalized at the rate of the IRSA CP’s general borrowings, which amounted to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall, therefore, financial costs have not been capitalized as of December 31, 2015.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

11.       Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Owner occupied farmland	Buildings and facilities	Others (i)	Machinery and equipment	Communication networks	Total
Year ended June 30, 2015
Opening net book amount	2,057	243	82	-	-	2,382
Currency translation adjustment	(223)	(6)	(7)	-	-	(236)
Additions	153	30	40	-	-	223
Reclassifications of investment properties	12	8	9	-	-	29
Reclassifications to investment properties	(50)	(10)	-	-	-	(60)
Disposals	(255)	(7)	(4)	-	-	(266)
Depreciation charge (ii)	(54)	(19)	(22)	-	-	(95)
Closing net book amount	1,640	239	98	-	-	1,977
At June 30, 2015
Cost	1,833	560	264	-	-	2,657
Accumulated depreciation	(193)	(321)	(166)	-	-	(680)
Net book amount	1,640	239	98	-	-	1,977
Period ended December 31, 2015
Opening net book amount	1,640	239	98	-	-	1,977
Assets incorporated by business combination (Note 4)	-	6,665	1,665	1,694	3,710	13,734
Currency translation adjustment	235	2,443	614	621	1,359	5,272
Additions	28	6	13	-	-	47
Reclassifications of investment properties	30	-	-	-	-	30
Reclassifications to investment properties	-	(9)	-	-	-	(9)
Depreciation charge (ii)	(20)	(12)	(14)	-	-	(46)
Closing net book amount	1,913	9,332	2,376	2,315	5,069	21,005
As of December 31, 2015
Cost	1,889	9,651	2,518	2,315	5,069	21,442
Accumulated depreciation	24	(319)	(142)	-	-	(437)
Net book amount	1,913	9,332	2,376	2,315	5,069	21,005

(i)   Includes furniture and fixtures, machinery and equipment and vehicles.

(ii)  For the six-month period ended as of December 31, 2015, the depreciation charges of property, plant and equipment were included as follows: Ps. 3 under the line item “General and administrative expenses”, Ps. 1 under the line item “Selling expenses” and Ps. 42 under the line item “Cost” in the income statements. For the fiscal year ended June 30, 2015, depreciation charges were included under the line item “Costs” for an amount of Ps. 88, "General and administrative expenses" for an amount of Ps. 6 and “Selling expenses” for an amount of Ps. 1, in the income statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Properties under development	Undeveloped parcels of land	Total
At June 30, 2014	7	119	11	137
Additions	-	1	-	1
Currency translation adjustments	-	(6)	-	(6)
Reclassifications of investment properties	-	-	3	3
Disposals	(2)	-	-	(2)
At June 30, 2015	5	114	14	133
Assets incorporated by business combination (Note 4)	110	885	1,442	2,437
Currency translation adjustments	40	355	528	923
Reclassifications of investment properties	-	15	-	15
Additions	-	1	-	1
Disposals	(1)	-	-	(1)
At December 31, 2015	154	1,370	1,984	3,508

The analysis of trading properties is as follows:

	December 31, 2015	June 30, 2015
Non-current	1,297	130
Current	2,211	3
Total	3,508	133

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.       Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Rights of use	Units to be received (iii)	Goodwill	Goodwill not yet allocated	Licenses	Information systems and software	Others (i)	Total
Year ended June 30, 2015
Opening net book amount...................................	39	85	30	-	-	-	21	175
Currency translation adjustment.............................	-	-	(2)	-	-	-	(3)	(5)
Additions.....................................................	-	6	-	-	-	-	7	13
Disposals....................................................	-	-	-	-	-	-	-	-
Amortization charge (ii)......................................	(1)	-	-	-	-	-	(6)	(7)
Closing net book amount.................................	38	91	28	-	-	-	19	176
At June 30, 2015
Cost.........................................................	41	91	28	-	-	-	52	212
Accumulated amortization...................................	(3)	-	-	-	-	-	(33)	(36)
Net book amount ...........................................	38	91	28	-	-	-	19	176
Period ended December 31, 2015
Opening net book amount...................................	38	91	28	-	-	-	19	176
Assets incorporated by business combination (Note 4)......	-	-	-	1,901	510	635	141	3,187
Currency translation adjustments............................	-	-	1	1,857	187	233	54	2,332
Additions.....................................................	-	-	-	-	-	-	2	2
Disposals ...................................................	-	-	-	-	-	-	(1)	(1)
Amortization charge (ii)......................................	(1)	-	-	-	-	-	(2)	(3)
Closing net book amount.................................	37	91	29	3,758	697	868	213	5,693
At December 31, 2015
Cost.........................................................	40	91	29	3,758	697	868	236	5,719
Accumulated amortization...................................	(3)	-	-	-	-	-	(23)	(26)
Net book amount ...........................................	37	91	29	3,758	697	868	213	5,693

(i)      Includes computer software and others.

(ii)     Amortization charges are included in “General and administrative expenses” in the Income statements (Note 30). There are no impairment charges for any of the periods presented.

(iii)    Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets

Changes in the Group’s biological assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Beginning of the year	579	641
Purchases	2	15
Initial recognition and changes in the fair value of biological assets	574	1,235
Harvest	(298)	(1,158)
Sales	(92)	(128)
Addition from lease agreement	-	22
Consume	(1)	(2)
Currency translation adjustment	43	(46)
End of the period / year	807	579

Biological assets as of December 31, 2015 and June 30, 2015 were as follows:

	Classification	December 31, 2015	June 30, 2015
Non-current
Cattle for dairy production	Production	42	40
Breeding cattle	Production	311	295
Sugarcane fields	Production	96	113
Other cattle	Production	6	6
Others biological assets	Production	6	5
Non-current biological assets		461	459
Current
Cattle for sale	Consumable	61	65
Crops fields	Consumable	284	54
Other cattle	Consumable	1	1
Current biological assets		346	120
Total biological assets		807	579

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 326 and Ps. 1,218 for the period ended December 31, 2015 and for the year ended June 30, 2015, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets (Continued)

The following tables present the Group’s biological assets measured at fair value as of December 31, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Cattle for dairy production	-	42	-	42
Breeding cattle and cattle for sale	-	372	-	372
Sugarcane fields	-	-	96	96
Other cattle	-	7	-	7
Others biological assets	6	-	-	6
Crops fields	263	-	21	284
Total	269	421	117	807

	June 30, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		40	-	40
Breeding cattle and cattle for sale	-		360	-	360
Sugarcane fields	-		-	113	113
Other cattle	-		7	-	7
Others biological assets	5	(i)	-	-	5
Crops fields	14	(i)	-	40	54
Total	19		407	153	579

(i)   Biological assets that has no significant growth, valued at cost, since it is considered that this value is similar to fair value.

The following table presents the changes in Level 3 instruments for the six-month period ended December 31, 2015 and the year ended June 30, 2015:

	Crops fields with significant biological growth	Sugarcane fields
At June 30, 2014	137	143
Initial recognition and changes in the fair value of biological assets	462	162
Harvest	(558)	(197)
Addition from lease agreement	-	22
Currency translation adjustment	(1)	(17)
At June 30, 2015	40	113
Initial recognition and changes in the fair value of biological assets	72	149
Harvest	(93)	(179)
Currency translation adjustment	2	13
At December 31, 2015	21	96

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets (Continued)

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crops fields	Discounted cash flows	-	Yields – Operating costs –Selling expenses - Future of sale prices	Argentina:
Yields: 1.5 - 11.2 tn/ha
Future of sale prices: 1,971 - 3,677 Ps./ tn
Selling expenses: 379 - 625 Ps./tn
Operating cost: 1,781 - 3,436 Ps./ha

Bolivia:
Yields: 4 - 2.20 tn/ha
Future of sale prices: 140 - 260 US$/tn
Selling expenses: 24.30 US$/tn
Operating cost: 85 -150 US$/ha

Sugarcane fields	Discounted cash flows	-	Yields – Operating costs –Selling expenses - Future of sale prices Discount rate	Brazil:
Yields: 80.32 tn/ha
Future of sale prices: 76.44 Rs./tn
Operating cost: 60.35 Rs./tn
Bolivia:
Yields: 57 - 104 tn/ha
Future of sale prices: 23.65 – 20.71 US$/tn
Selling expenses: 4.5 US$/tn
Operating cost: 275 - 500 US$/ha
Discount rate: 11.26%

During the six-month period ended December 31, 2015 and the year ended June 30, 2015 there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

14.          Biological assets (Continued)

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2015 and 2014.

As of December 31, 2015 and June 30, 2015, the better and maximum use of biological assets shall not significantly differ from the current use.

15.          Inventories

Breakdown of Group’s inventories as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Crops	220	270
Materials and inputs	227	154
Seeds and fodders	55	61
Beef	8	19
Hotel supplies	8	7
Good for resale and supplies	2,171	-
Manufactured good and spare parts	84	-
Telephones and others communication equipment	235	-
Total inventories	3,008	511

As of December 31, 2015 and June 30, 2015 the cost of inventories recognized as expense amounted to Ps. 331 and Ps. 950, respectively and they have been included in “Costs” in the income statements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.          Financial instruments by category

Determining fair values

The fair value hierarchy adopted by the Group is described in Note 5 to the Annual Consolidated Financial Statements.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Equity securities in public companies	138	-	243	381
- Equity securities in private companies	147	749	-	896
- Bonds	5,989	-	-	5,989
- Mutual funds	2,196	-	-	2,196
- Term deposits and others	-	1,627		1,627
Derivative financial instruments:
- Crops futures	18	-	-	18
- Crops options	5	-	-	5
DIC and Cellcom derivatives	-	20	-	20
- Foreign-currency contracts	7	53	-	60
Non-current trade receivables	-	-	1,621	1,621
Assets held for sale	5,043	-	-	5,043
Cash and cash equivalents
- Mutual funds	322	-	-	322
Total assets	13,865	2,449	1,864	18,178

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	10	12	-	22
- Crops futures	10	-	-	10
Non-convertible notes	74,427	64	-	74,491
Bank loans	-	14,330		14,330
Non-recourse loan	-	-	10,025	10,025
DIC and Cellcom derivatives	141	-	-	141
Borrowings:
- Other borrowings	-	1,759	24	1,783
Total liabilities	74,588	16,165	10,049	100,802

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Equity securities in public companies	89	-	349	438
- Equity securities in private companies	102	-	-	102
- Mutual funds	383	-	-	383
- Government bonds and bonds	103	-	-	103
Derivative financial instruments:
- IDBD Warrants	228	-	-	228
- Warrants of Condor	-	-	7	7
- Crops options	3	-	-	3
Cash and cash equivalents:
- Mutual funds	112	-	-	112
Investment in associates:
- IDBD	1,529	-	-	1,529
Total Assets	2,549	-	356	2,905

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	10	-	10
- Crops futures	11	-	-	11
- Crops options	9	-	-	9
- Commitment to tender offer shares in IDBD	-	-	501	501
Borrowings
- Other borrowings	-	26	-	26
Total Liabilities	20	36	501	557

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the six-month period ended December 31, 2015:

	Warrants of Condor	Non-current trade receivables	Shares of Condor	Shares of IDBD	Borrowings	Commitment to tender offer shares in IDBD	Total
Total at June 30, 2014	-	-	211	-	-	(321)	(110)
Currency translation adjustment	-	-	-	-	-	(45)	(45)
Total gain and losses for the year	7	-	138	-	-	(135)	10
Balance at June 30, 2015	7	-	349	-	-	(501)	(145)
Transfer to level 3	-	-	-	1,529	(26)	-	1,503
Incorporation by business combination (Note 4)	-	1,187	-	(1,050)	(7,337)	500	(6,700)
Currency translation adjustment	-	434	-	85	(2,689)	(18)	(2,188)
Total gain and losses for the period (i)	(7)	-	(106)	(564)	3	19	(655)
Balance at December 31, 2015	-	1,621	243	-	(10,049)	-	(8,185)

(i)    The gain / (loss) is not realized as of December 31, 2015 and is accounted for under “Other financial results” in the income statements (Note 33).

Non-recourse loan

IDBD uses the valuation of an independent appraiser to determine the value of the non-recourse loan. The valuation model is a binomial tree where the main variable is Adama’s share price.

Shares and warrants of Condor

Upon initial recognition (January 2012), the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Financial instruments by category (Continued)

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 Preferred Shares and Warrants of Condor (data observable in the market) as of December 31, 2015, would reduce pre-tax income by Ps. 28.6.

According to Group estimates, all factors being constant, a 10% decrease in the credit spread (data which is not observable in the market) of preferred shares and warrants of Condor used in the valuation model applied to Level 3 financial instruments as of September 30, 2015, would increase pre-tax income by Ps. 2.6. The rate used as of December 31, 2015 was 14.10%.

Investment in IDBD, associate and warrants

As described in Note 3 to the annual financial statements, in Note 15 to the financial consolidated statements as of September 30, 2015 and until acquiring control over IDBD, the Group stated its equity interest in IDBD as an associate measured at fair value, invoking the exception under IAS 28 and the warrants to acquire IDBD’s common shares were booked at their quoted prices. Since October 11, 2015, as result of consolidation, the equity interest in IDBD as an associate and the warrants were eliminated following the consolidation to add IDBD’s assets and liabilities on a line-by-line basis.

When no quoted prices in an active market are available, fair values (particularly derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Non-current trade receivables	Cash flows	Theoretical price	Projected discounted income as per discount rate	5.20%
Interest-rate swaps	Cash flows	Theoretical price	Interest rate futures and flows of funds	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).	Price of underlying assets 1 to 1.5 Share price volatility 55% to 75% Market interest-rate 0.8% to 1%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).	Price of underlying assets 1 to 1.5 Share price volatility 55% to 75% Market interest-rate 0.8% to 1%
Call option for the shares of Arcos	Discounted cash flows	-	Projected income and discount rate.	-
Foreign-currency contracts	Benchmark price	Theoretical price	ROFEX futures curve	-
Non-recourse loan	Binomial tree	Theoretical price	Underlying asset price (obtained by the discounted cash flow valuation), capital cost, discounted market interest rate, control premium, underlying asset volatility.	Underlying asset price US$ 800MM to US$ 980MM, capital cost 11.9% to 14.5%, discounted market interest rate 7.4% to 12.4%, control premium, 4% to 6%, underlying asset volatility 25% to 35%.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.          Restricted assets

The table below shows the Group's restricted assets as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Mutual funds	39	4
Total non-current	39	4

Current
Guarantee deposits	498	607
Total current	498	607
Total restricted assets	537	611

18.          Trade and other receivables

The table below shows trade and other receivables of the Group as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Non-current
Trade receivables
Trade, leases and services receivable	1,718	62
Trade receivables related to agricultural properties	58	104
Receivables from sale of agricultural products and farmlands leases	-	1
Less: allowance for doubtful accounts	(2)	(2)
Non-current trade receivables	1,774	165
Other receivables
Tax receivables	129	100
Guarantee deposits	20	17
Prepayments	966	11
Loans granted	468	-
Others	-	18
Non-current other receivables	1,583	146
Related parties	170	116
Non-current trade and other receivables	3,527	427

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

18.         Trade and other receivables (Continued)

	December 31, 2015	June 30, 2015
Current
Trade receivables
Trade, leases and services receivable	9,981	948
Receivables from sale of agricultural products and farmlands leases	316	407
Trade receivables related to agricultural properties	124	88
Less: allowance for doubtful accounts	(137)	(118)
Trade receivables current	10,284	1,325
Other receivables
Tax receivables	193	95
Prepayments	538	145
Suppliers advances	289	105
Guarantee deposits	47	39
Loans granted	1,016	-
Others	391	63
Current other receivables	2,474	447
Current trade and other receivables	12,758	1,772
Total trade and other receivables	16,285	2,199

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. The fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	120	90
Creation	24	47
Recovery	(6)	(17)
Used during the period / year	-	(2)
Currency translation adjustment	1	2
End of the period / year	139	120

The creation and release of allowance for doubtful account have been included in “Selling expenses” in the income statements (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.          Investment in financial assets

Group’s investment in financial assets as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Non-current
Financial assets at fair value through profit or loss
Equity securities in public companies	369	421
Equity securities in private companies	835	102
Term deposits and others	429	-
Total financial assets at fair value through profit or loss	1,633	523
Financial assets at amortized cost
Bonds	100	100
Total financial assets at amortized cost	100	100
Total Investment in financial assets non-current	1,733	623

Current
Financial assets at fair value through profit or loss
Mutual funds	2,196	383
Equity securities in public companies	12	17
Equity securities in private companies	61	-
Term deposits and others	1,198	-
Bonds	5,989	103
Total financial assets at fair value through profit or loss	9,456	503
Financial assets at amortized cost
Bonds	11	1
Total financial assets at amortized cost	11	1
Total Investment in financial assets current	9,467	504
Total Investment in financial assets	11,200	1,127

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Derivative financial instruments

Group’s derivative financial instruments as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Assets
Non-current
Crops options	-	2
Warrants IDBD (Note 4)	-	199
Warrant Condor	-	7
DIC and Cellcom derivatives	7	-
Total non-current	7	208

Current
Foreign-currency contracts	60	-
Crops options	5	1
Crops futures	18	-
Warrants IDBD (Note 4)	-	29
DIC and Cellcom derivatives	13	-
Total current	96	30
Total assets	103	238

Liabilities
Non-current
Crops options	-	2
Foreign-currency contracts	-	3
Commitment to tender offer shares in IDBD (Note 4)	-	264
DIC and Cellcom derivatives	67	-
Total derivative financial instruments non-current	67	269

Current
Crops options	-	7
Crops futures	10	11
Foreign-currency contracts	22	7
Commitment to tender offer shares in IDBD (Note 4)	-	237
DIC and Cellcom derivatives	74	-
Total derivative financial instruments current	106	262
Total liabilities	173	531

As of December 31, 2015, the Group has executed foreign exchange rate futures, as part of the exchange rate risk management policy. The gain generated by these futures amounted to Ps. 682 and was booked under the line Gains (losses) from derivatives.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

21.          Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Cash at bank and on hand	13,445	437
Term deposits	67	85
Mutual funds	322	112
Total cash and cash equivalents	13,834	634

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended as of December 31, 2015 and 2014.

	December 31, 2015	December 31, 2014
Loss for the period	(1,298)	(164)
Adjustments for
Income tax expenses	8	270
Depreciation and amortization	138	124
Income from disposal of investment property	(1,022)	(796)
Gain on the revaluation of receivables arising from the sale of farmland	(12)	(14)
Disposal of goodwill	4	-
Loss from disposal of property, plant and equipment	-	2
Release of investment property and property, plant and equipment	-	3
Dividends income	(10)	(8)
Share based payments	22	5
Unrealized Gain / (Loss) on derivative financial instruments	(637)	200
Changes in fair value of financial assets	867	(245)
Interest expenses, net	548	380
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	14	(406)
Changes in the net realizable value of agricultural produce after harvest	(114)	16
Provisions	102	66
Share of profit of associates and joint ventures	403	674
Unrealized foreign exchange loss, net	2,022	246
Income from disposal of subsidiaries and joint ventures	(3)	(9)
Other operating results	(6)	-
Changes in operating assets and liabilities:
(Increase) Decrease in biological assets	(204)	214
Decrease in inventories	126	68
Decrease in trading properties	-	1
Increase in trade and other receivables	(304)	(107)
(Increase) Decrease in derivative financial instruments	(12)	21
Increase in trade and other payables	216	179
Decrease in employee benefits	(75)	(56)
Decrease in provisions	(3)	(4)
Net cash (used in) generated from operating activities before income tax paid	770	660

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

21.          Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred for the six-month periods ended as of December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Reimbursement of expired dividends	-	1
Dividends not collected	(2)	(1)
Decrease in borrowings through a decrease in investment in associates and joint ventures	-	137
Transfer of trading property to investment property	15	-
Tender offer reserve through a decrease in liabilities from derivative financial instruments	186	-
Increase in interest in associates through a decrease in assets from derivative financial instruments	366	-
Increase in property, plant and equipment through an increase in borrowings	1	1
Increase in other assets through a decrease in investment in associates and joint ventures	4,127	-
Increase in trade and other payables through a decrease in liabilities from derivative financial instruments	1,653	-
Stock plan granted	6	-
Decrease in investment properties through an increase in intangible assets	-	2
Increase in restricted assets through a decrease in assets held for sale	-	9

Balances incorporated by business combination

Investment properties	28,821
Property, plant and equipment	13,734
Intangible assets	1,288
Investments in associates and joint ventures	9,043
Assets held for sale	4,475
Trading properties	2,437
Inventories	1,822
Income tax and minimum presumed income tax credits	91
Trade and other receivables	9,546
Investment in financial assets	6,695
Restricted assets	250
Deferred income tax	(3,597)
Provisions	(1,089)
Borrowings	(68,174)
Derivative financial instruments, net	280
Income tax and minimum presumed income tax liabilities	(316)
Employee benefits	(405)
Payroll and social security liabilities	(794)
Trade and other payables	(11,550)
Total	(7,443)
Non-controlling interests	(2,235)
Goodwill not yet allocated	1,901
Total assets incorporated by business combination	(7,777)
Cash incorporated by business combination, net of cash and cash equivalents	9,193

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.          Trade and other payables

Group’s trade and other payables as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Non-current
Trade payables
Admission rights	161	146
Trade payables	525	64
Leases and services payments received in advance	-	6
Total non-current trade payables	686	216
Other payables
Payment plan for payable taxes	-	24
Deferred incomes	10	7
Tax payables	8	7
Others	146	10
Total non-current other payables	164	48
Total non-current trade and other payables	850	264

Current
Trade payables
Trade payables	9,627	369
Accrued invoices	2,775	223
Admission rights	152	143
Leases and services payments received in advance	2,996	226
Total current trade payables	15,550	961
Other payables
Deferred income	6	24
Tax payables	490	167
Dividends payable to non-controlling shareholders	10	124
Other liabilities with non-controlling shareholders	1,653	-
Others	815	31
Total current other payables	2,974	346
Total current trade and other payables	18,524	1,307
Total trade and other payables	19,374	1,571

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.          Payroll and social security liabilities

Group’s Salaries and social security liabilities as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Non-current
Defined benefit commitment	-	-
Provision for vacations and bonuses	2	2
Social security payable	3	2
Others	2	1
Non-current employee benefits	7	5

Current
Provision for vacations and bonuses	1,219	184
Social security payable	42	39
Salaries payable	2	-
Others	3	7
Current employee benefits	1,266	230
Total Employee benefits	1,273	235

24.          Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s liability under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.          Provisions (Continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Legal claims	Investments in associates and joint ventures (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Guarantees and other provisions	Total
At June 30, 2015	79	363	-	-	-	442
Currency translation adjustment	78	171	17	268	40	574
Assets incorporated by business combination	201	-	47	733	108	1,089
Additions (i)	16	83	-	-	-	99
Used during the period	(10)	(18)	-	-	-	(28)
Contributions	-	(14)	-	-	-	(14)
At December 31, 2015	364	585	64	1,001	148	2,162

(i)    Additions are included in “Other operating results, net”.

(ii)   Corresponds to equity interests in associates with negative equity, mainly New Lipstick. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

(iii)   The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located.

The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs  are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements.

(iv)  Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

24.          Provisions (Continued)

The analysis of total provisions is as follows:

	December 31, 2015	June 30, 2015
Non-current	1,439	387
Current	723	55
Total	2,162	442

The amount of the provision for the Operations Center in Israel related to legal claims stands at $ 275 millions.

Additionally, there are other processes and actions (collective and/or individual) that are at a preliminary stage or where the amount of the claim is not specified. Therefore, it is not possible to reasonably estimate i) the probabilities of success, or ii) the potential losses, all of which depends on the progress of the respective judicial proceedings.

The main claims involving the Operations Center in Israel include the following:

Claims against Cellcom and its subsidiaries

Most legal proceedings involve consumer claims and actions derived from these claims and petitions have been filed requesting that they be admitted as class actions.

Claims against Shufersal and its subsidiaries

Most legal actions pertain to consumer claims and petitions requesting that such claims be admitted as class actions. There are also individual legal actions brought and employees, subcontractors and suppliers.

25.          Borrowings

Group’s borrowings as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Non-current
Non-convertible notes	66,250	5,426
Bank loans and others	9,313	407
Non-recourse loan	10,025	-
Non-current borrowings	85,588	5,833

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Borrowings (Continued)

	December 31, 2015	June 30, 2015
Current
Non-convertible notes	9,801	636
Bank loans and others	6,898	526
Bank overdrafts	1,216	1,291
Other borrowings	24	24
Current borrowings	17,939	2,477
Total borrowings	103,527	8,310

See Note 25 to the Annual Financial Statements for the description of borrowings of the urban properties and investment business from the operations center in Argentina and agricultural business.

IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions.

As of September 30, 2015 IDBD reported that the application of the “Liquidity Covenant” and the “Economic Equity Covenant” (as they were described below) is currently suspended.

Note that, it was agreed between IDBD and the relevant lending corporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenant by March 31, 2016.

If such arrangement has not been reached, then with respect to the results for IDBD´s first quarter of 2016 and thereafter, the previous financial covenants will re-apply. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds which were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant with respect to IDBD´s results for the first quarter of 2016.

Particularly, if the previous financial covenants will re-apply, IDBD estimates it will not be able to fulfill the covenant which stipulates that the balance of cash and marketable securities will not fall below the scope of forecasted current maturities for the two quarters subsequent to the reporting quarter (the “Liquidity Covenant”).  Regarding the Economic Equity Covenant, it is noted that the economic equity as of September 30, 2015, amounted to a positive balance of NIS 199 million, significantly lower than the thresholds which were determined in the past. In addition, in view of and due to the decrease in Mr. Ben Moshe’s holding rate in IDBD, beginning from February 2015 and thereafter, it should be noted that the lending corporations may claim that they have a right to demand immediate repayment in respect to IDBD and DIC loans due to the changes in IDBD's control structure.

IDBD is continuing to work towards reaching understandings with the relevant lending corporations for the purpose of establishing the calculated financial covenants which were set forth in the provisions of its loan agreements as well as establishing a new control covenant (in connection to the mentioned above) and additional contractual issues in the loan agreements.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.       Borrowings (Continued)

The breakdown of the borrowings of Operations Centers by Company as of December 31, 2015 was as follows:

Debt	Cresud (1)	BrasilAgro (1)	IRSA (2)	IRSA CP (2)	IDBD (3)	DIC (3)	Shufersal (3)	Cellcom (3)	PBC (3)	Others	Total
Non-convertible notes	3,270	-	3,854	1,885	6,033	11,435	11,010	13,846	24,718	-	76,051
Bank loans	329	297	19	154	2,167	1,228	17	-	10,272	1,728	16,211
Bank overdrafts	374	-	586	68	-	-	-	-	-	188	1,216
Non-recourse loans	-	-	-	-	-	10,025	-	-	-	-	10,025
Other borrowings and debts	-	-	-	-	-	-	-	-	-	24	24
Total debt	3,973	297	4,459	2,107	8,200	22,688	11,027	13,846	34,990	1,940	103,527

(1)  Correspond to agricultural business.

(2)  Correspond to urban properties and investment business of the operations center in Argentina.

(3)  Correspond to urban properties and investment business of the operations center in Israel.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Borrowings (Continued)

	Company	Secure / Unsecure	Series	Currency	Rate	Adjustment factor	Payment date of principal	Effective interest rate %	Capital nominal value in million Issue currency	Value as of December 31, 2015
Non-convertible notes	Cresud	Unsecure	XIV	US$	Fixed	N/A	2018	1.50%	64	417
	Cresud	Unsecure	XVI	US$	Fixed	N/A	2018	1.50%	218	1,440
	Cresud	Unsecure	XVII	Ps.	Floating	N/A	2016	Badlar + 250 bps	171	173
	Cresud	Unsecure	XVII	US$	Fixed	N/A	2019	4.00%	68	444
	Cresud	Unsecure	XIX	Ps.	Fixed	N/A	2016	27.50%	187	186
	Cresud	Unsecure	XX	US$	Fixed	N/A	2019	2.50%	36	126
	Cresud	Unsecure	XXI	Ps.	Floating	N/A	2017	Badlar + 375 bp	384	196
	Cresud	Unsecure	XXII	US$	Fixed	N/A	2019	4.00%	44	288
	IRSA	Unsecure	I	US$	Fixed	N/A	2017	8.50%	298	2,023
	IRSA	Unsecure	I	Ps.	Floating	N/A	2015	Badlar + 395 bp	209	-
	IRSA	Unsecure	II	Ps.	Floating	N/A	2017	Badlar +450	11	11
	IRSA	Unsecure	II	US$	Fixed	N/A	2020	11.50%	279	1,822
	IRSA	Unsecure	I	US$	Fixed	N/A	2017	7.875%	229	1,491
	IRSA	Unsecure	I	Ps.	Fixed / Floating	N/A	2017	Badlar +400	815	392
	IDBD	Unsecure	G	NIS	Fixed	CPI	2016 – 2018	4.50%	2,130	2,877
	IDBD	Unsecure	I	NIS	Fixed	CPI	2020 – 2025	4.95%	881	2,273
	IDBD	Unsecure	J	NIS	Fixed	N/A	2015 – 2018	6.60%	721	883
	DIC	Unsecure	D	NIS	Fixed	CPI	2012 – 2016	5.00%	2,263	439
	DIC	Unsecure	F	NIS	Fixed	CPI	2017 – 2025	4.95%	2,958	8,293
	DIC	Unsecure	G	NIS	Fixed	N/A	2012 – 2016	6.35%	39	56
	DIC	Unsecure	H	NIS	Fixed	CPI	2014 – 2019	4.45%	187	453
	DIC	Unsecure	I	NIS	Fixed	N/A	2010 – 2018	6.70%	1,482	2,194
	Shufersal	Unsecure	B	NIS	Fixed	CPI	2015 – 2019	5.20%	1,706	6,167
	Shufersal	Unsecure	C	NIS	Fixed	N/A	2010 – 2017	5.45%	858	813
	Shufersal	Unsecure	D	NIS	Fixed	CPI	2014 – 2029	2.99%	472	1,483
	Shufersal	Unsecure	E	NIS	Fixed	N/A	2014 – 2029	5.09%	448	1,493
	Shufersal	Unsecure	F	NIS	Fixed	CPI	2020 – 2028	4.30%	317	1,054
	Cellcom	Unsecure	B	NIS	Fixed	CPI	2013 – 2017	5.30%	925	1,582
	Cellcom	Unsecure	D	NIS	Fixed	CPI	2013 – 2017	5.19%	2,423	2,489
	Cellcom	Unsecure	E	NIS	Fixed	N/A	2012 – 2017	6.25%	1,799	1,188
	Cellcom	Unsecure	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	2,680
	Cellcom	Unsecure	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,081
	Cellcom	Unsecure	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	2,983
	Cellcom	Unsecure	I	NIS	Fixed	N/A	2018 – 2025	4.14%	558	1,843
	PBC	Unsecure	C	NIS	Fixed	CPI	2009 – 2017	5%	2,069	3,581
	PBC	Unsecure	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,114	4,934
	PBC	Unsecure	F	NIS	Fixed	CPI	2015 – 2023	4.95%	955	3,599
	PBC	Unsecure	G	NIS	Fixed	N/A	2015 – 2025	7.05%	632	2,481
	PBC	Unsecure	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	707	1,804
	PBC	Unsecure	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	1,226	5,790
	PBC	Unsecure	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	537	1,171
	PBC	Unsecure	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	581	1,358
Subtotal Non-convertible notes										76,051

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Borrowings (Continued)

	Company	Secure / Unsecure	Series	Currency	Rate	Adjustment factor	Payment date of principal	Effective interest rate %	Capital nominal value in million Issue currency	Value as of December 31, 2015
Bank loans	Cresud	Unsecure	-	US$	Floating	N/A	2022	Libor + 300 BPS or 6% (the higher)	30	184
	Cresud	Unsecure	-	Ps.	Fixed	N/A	2016	15.01%	38	128
	Cresud	Unsecure	-	Ps.	Floating	TEPF	2017	Rate Survey PF 30-59 days	40	14
	Cresud	Secure	-	US$	Fixed	N/A	2020	10.75% - 7.14% to 14.5%	6	1
	BrasilAgro	Secure	-	Rs.	Floating	TJLP	-	TJLP + 3.00 to 4.40	-	6
	BrasilAgro	Secure	-	Rs.	Floating	TJLP	-	TJLP + 3.45 to 4.45 SELIC + 3.45	-	194
	BrasilAgro	Secure	-	Rs.	Floating	N/A	-	7.51 to 15.12	-	8
	BrasilAgro	Secure	-	Rs.	Floating	TJLP	-	TJLP 5,50 to 8,70	-	2
	BrasilAgro	Unsecure	-	Rs.	Fixed	N/A	-	6.92%	-	18
	BrasilAgro	Secure	-	Rs.	Floating	N/A	-	100 do CID	-	70
	DONELDON	Secure	-	Bol.	Fixed	N/A	-	6% annual	-	7
	FyO	Unsecure	-	Ps.	Fixed / Floating	N/A	-	-	-	8
	IRSA	Unsecure	-	Ps.	Fixed	N/A	2016	15.25%	76	25
	IRSA	Unsecure	-	Ps.	Fixed	N/A	2016	Badlar + 300 bp	14	5
	IRSA	Unsecure	-	Ps.	Fixed	N/A	2018	23%	106	108
	IRSA	Unsecure	-	Ps.	Fixed	N/A		15.25%	14	7
	IRSA	Unsecure	-	Ps.	Fixed / Floating	N/A	-	-	-	40
	IRSA	Secure	-	US$	Fixed	N/A	-	3.50%	-	103
	IRSA	Secure	-	US$	Fixed	N/A	-	10.75 – 7.14% to 14.5%	-	4
	IDBD	Unsecure (1)	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	415	1,165
	IDBD	Unsecure (1)	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	200	259
	IDBD	Unsecure	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	100	186
	IDBD	Secure (2)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	557
	DIC	Unsecure	-	NIS	Fixed	N/A	2015 – 2017	5.39%	250	202
	DIC	Unsecure	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	223	417
	DIC	Unsecure	-	NIS	Fixed	N/A	2015 – 2018	5.90%	250	314
	DIC	Unsecure	-	NIS	Fixed	Prime interest rate	2015 – 2018	2.20%	250	295
	Shufersal	Secure	-	NIS	Fixed	CPI	2015 – 2017	4.95%	2	4
	Shufersal	Secure	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	3
	Shufersal	Secure	-	NIS	Fixed	CPI	2015 – 2017	4.75%	1	2
	Shufersal	Secure	-	NIS	Fixed	CPI	2015 – 2017	4.40%	1	2
	Shufersal	Secure	-	NIS	Fixed	CPI	2015 – 2017	3.25%	3	6
	PBC	Secure	-	NIS	Fixed	N/A	2015 – 2020	3.60%	24	75
	PBC	Secure	-	NIS	Fixed	CPI	2015 – 2020	4.30%	2,004	4,830
	PBC	Secure	-	US$	Fixed	N/A	2015 – 2020	5.00%	1,569	5,367
	Bartan	Unsecure	-	NIS	Floating	Prime interest rate	2015 – 2022	2.80%	12	17
	Bartan	Unsecure	-	NIS	Floating	Prime interest rate	2015 – 2022	3%	7	17
	IDB Tourism	Secure	-	US$	Floating	Labor interest rate		5.66%	207	727
	IDB Tourism	Secure	-	US$	Floating	Labor interest rate	2015 – 2018	5.21%	5	17
	IDB Tourism	Secure	-	NIS	Floating	Prime interest rate	2015 – 2018	4.70%	9	27
	IDBG	Secure	-	US$	Floating	Labor interest rate	2015 - 2015	Libor + 5%	212	596
	IDBG	Unsecure	-	US$	Fixed	N/A	N/A	12% - 5%	17	194
Subtotal Bank loans										16,211
Other borrowings										24
Bank overdrafts										1,216
Non-recourse loans										10,025
Total										103,527

(1)   They pertain to a bank loan in the amount of NIS 750 million, where repayment of principal had been deferred for three years starting March 2014 until March 2018.

(2)   In May 2012, IDBD was granted a secured loan in the amount of NIS 150 million by the financial institutions of Menorah Group. Principal is repayable in two installments of NIS 50 million and NIS 50 million in 2017 and 2018, respectively. As part of the loan, IDBD granted the lender any stock call option on the shares it held in DIC, representing approximately 1.7% of the share capital issued by this company. These stock options may be exercised until May 2016. The loan was secured by shares of DIC, Clal Industries Ltd. and Clal.

(3)   Without preset maturities.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.          Taxation

The details of the provision for the Group’s income tax are as follows:

	December 31, 2015	December 31, 2014
Current income tax	(174)	(618)
Deferred income tax	167	351
Minimum Presumed Income Tax	(1)	(3)
Income tax expense	(8)	(270)

The gross movement on the deferred income tax account was as follows:

	December 31, 2015	June 30, 2015
Beginning of the period / year	501	383
Currency translation adjustment	(1,295)	(31)
Incorporation for business combination (see Note 4)	(3,597)	-
Reserve for changes in non-controlling interest	(52)	(50)
Reclassification to assets held for sale	-	(33)
Use of tax loss carryforwards	(6)	(157)
Charged / (Credited) to the income	167	389
End of the period / year	(4,282)	501

The Group did not recognize deferred income tax assets of Ps. 49.2 and Ps. 43.3 as of December 31, 2015 and June 30, 2015, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.          Taxation (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	December 31, 2015	December 31, 2014
Tax calculated at the tax rates applicable to profits in the respective countries	443	5
Permanent differences:
Share of loss of associates and joint ventures	(414)	(322)
Unrecognized tax losses	(8)	(4)
Others	(29)	51
Income tax	(8)	(270)

Entities in Argentina are subject to the MPIT. Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. Tax is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period.

The Company does not set up an allowance for MPIT and is considering filing a declaratory action under the terms of section 322 of the Civil and Commercial Procedural Code against the AFIP seeking certainty as to the application of the MPIT for the fiscal year 2014, 2015 and advance payments from 7 through 11 corresponding to fiscal year 2014, in relation to the decision by the Argentine Supreme Court in the case “Hermitage” on September 15, 2010 and “Perfil” on February 11, 2014. In such judicial precedents, the Court had declared such tax to be unconstitutional given that, under certain circumstances, it proves to be unreasonable and inconsistent with the ability-to-pay principle.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

27.          Shareholders’ Equity

The breakdown and explanation of shareholders’ equity has not changed from June 30, 2015, and should therefore be read in Note 30 to the Annual Financial Statements.

Group’s other reserves at December 31, 2015 and 2014 were as follows:

	Cost of treasury stock	Changes in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Reserve for future dividends	Tender offer reserve to non-controlling shareholders	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2015	(32)	54	463	82	-	-	32	599
Other comprehensive income for the period	-	-	437	-	-	-	-	437
Total comprehensive income for the period	-	-	437	-	-	-	-	437
Reserve for future dividends - Shareholders' meeting held 11.26.15	-	-	-	-	31	-	-	31
Equity-settled compensation	-	-	-	8	-	-	-	8
Tender offer to non-controlling shareholders	-	-	-	-	-	(121)		(121)
Equity incentive plan granted	-	-	-	(4)	-	-	-	(4)
Changes in non-controlling interest	-	63	-	-	-	-	-	63
Cumulative translation adjustment for interest held before business combination	-	-	(92)	-	-	-	-	(92)
Balance as of December 31, 2015	(32)	117	808	86	31	(121)	32	921

	Cost of treasury stock	Changes in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Reserve for new developments	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balances as of June 30, 2014	(55)	(15)	634	70	17	200	851
Other comprehensive loss for the period	-	-	(184)	-	-	-	(184)
Total comprehensive loss for the period	-	-	(184)	-	-	-	(184)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 17, 2014:
- Share Distribution	55	-	-	-	-	(55)	-
Loss absorption:
- Reserve for repurchase of shares	-	-	-	-	-	(113)	(113)
- Reserve for new developments	-	-	-	-	(17)	-	(17)
Equity-settled compensation	-	-	-	6	-	-	6
Cost of treasury stock	(32)	-	-	-	-	-	(32)
Changes in non-controlling interest	-	(16)	-	-	-	-	(16)
Balance as of December 31, 2014	(32)	(31)	450	76	-	32	495

Dividends

During the six-month period ended as of December 31, 2015, there were no distributions of dividends.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

28.          Revenues

	December 31, 2015			December 31, 2014
	Urban properties and investments	Agricultural business	Total	Urban properties and investments	Agricultural business	Total
Trading properties	1	-	1	6	-	6
Crops	-	451	451	-	497	497
Cattle	-	70	70	-	40	40
Dairy	-	31	31	-	35	35
Sugarcane	-	169	169	-	151	151
Supplies	-	42	42	-	413	413
Beef	-	408	408	-	40	40
Sales income	1	1,171	1,172	6	1,176	1,182
Base rent	731	-	731	602	2	604
Contingent rent	357	-	357	256	-	256
Admission rights	93	-	93	71	-	71
Parking fees	75	-	75	53	-	53
Commissions	33	1	34	21	2	23
Consignment revenues	-	22	22	-	3	3
Property management fees	21	-	21	16	-	16
Expenses and Collective Promotion Funds	594	-	594	439	-	439
Flattening of tiered lease payments	11	-	11	16	-	16
Leases and agricultural services	-	9	9	-	11	11
Advertising and brokerage fees	-	21	21	-	18	18
Others	3	4	7	4	5	9
Leases and services income	1,918	57	1,975	1,478	41	1,519
Hotel operations	244	-	244	213	-	213
Other revenues	244	-	244	213	-	213
Total Group revenues	2,163	1,228	3,391	1,697	1,217	2,914

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

29.          Costs

	December 31, 2015			December 31, 2014
	Urban properties and investments	Agricultural business	Total	Urban properties and investments	Agricultural business	Total
Cost of leases and services	-	5	5	-	7	7
Other operative costs	-	3	3	-	9	9
Cost of property operations	-	8	8	-	16	16
Crops	-	672	672	-	915	915
Cattle	-	149	149	-	142	142
Dairy	-	63	63	-	65	65
Sugarcane	-	260	260	-	246	246
Supplies	-	36	36	-	33	33
Beef	-	334	334	-	307	307
Leases and agricultural services	-	2	2	-	4	4
Consignment costs	-	3	3	-	1	1
Commissions	-	4	4	-	6	6
Brokerage operations	-	22	22	-	18	18
Others	-	3	3	-	2	2
Cost of agricultural sales and services	-	1,548	1,548	-	1,739	1,739
Cost of sale of trading properties	7	-	7	7	-	7
Cost from hotel operations	171	-	171	137	-	137
Cost of leases and services	797	-	797	591	-	591
Total Group costs	975	1,556	2,531	735	1,755	2,490

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Expenses by nature

For the six-month period ended as of December 31, 2015:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	15	2	-	1	-	-	-	4	1	23
Depreciation and amortization	98	18	7	-	-	6	2	6	1	138
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	18	18
Advertising, publicity and other selling expenses	169	-	-	-	-	-	-	-	22	191
Taxes, rates and contributions	61	1	5	1	-	-	-	12	92	172
Maintenance and repairs	200	6	10	4	-	23	-	24	1	268
Fees and payments for services	3	78	2	-	-	6	-	94	8	191
Director´s fees	-	-	-	-	-	-	-	88	-	88
Payroll and social security expenses (Note 31)	245	63	41	-	-	103	2	146	28	628
Cost of sale of properties	-	-	-	1	-	-	-	-	-	1
Food, beverage and other lodging expenses	-	-	-	-	-	21	-	-	-	21
Changes in biological assets and agricultural produce	-	815	-	-	-	-	-	-	-	815
Supplies and labor	-	15	460	-	-	-	-	-	1	476
Freights	-	1	7	-	-	-	-	-	66	74
Commissions and expenses	-	4	-	-	-	-	-	3	2	9
Conditioning and clearance	-	-	-	-	-	-	-	-	14	14
Travel and library expenses	-	6	6	-	-	-	-	2	-	14
Export expenses	-	-	-	-	-	-	-	-	25	25
Others	6	5	-	-	-	12	-	20	5	48
Total expenses by nature	797	1,014	538	7	-	171	4	399	284	3,214

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Expenses by nature (Continued)

For the six-month period ended as of December 31, 2014:

	Group costs
	Cost of leases and services	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	7	1	-	-	-	-	5	1	14
Depreciation and amortization	79	26	5	-	6	1	6	1	124
Allowance for doubtful accounts	-	-	-	-	-	-	-	7	7
Advertising, publicity and other selling expenses	110	-	-	-	3	-	-	25	138
Taxes, rates and contributions	48	1	5	3	-	-	7	82	146
Maintenance and repairs	152	6	11	3	17	1	16	1	207
Fees and payments for services	4	76	2	-	1	-	48	4	135
Director´s fees	-	-	-	-	-	-	58	-	58
Payroll and social security expenses (Note 31)	178	58	29	-	78	1	110	20	474
Cost of sale of properties	-	-	-	1	-	-	-	-	1
Food, beverage and other lodging expenses	-	-	-	-	32	-	4	2	38
Changes in biological assets and agricultural produce	-	550	-	-	-	-	-	-	550
Supplies and labor	-	337	610	-	-	-	-	1	948
Freights	-	2	9	-	-	-	-	67	78
Commissions and expenses	-	4	-	-	-	-	7	3	14
Conditioning and clearance	-	-	-	-	-	-	-	12	12
Others	13	13	7		-	-	14	1	48
Total expenses by nature	591	1,074	678	7	137	3	275	227	2,992

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

31.          Employee costs

	December 31, 2015	December 31, 2014
Salaries, bonuses and social security costs	565	438
Equity settled compensation	22	5
Others	41	31
	628	474

32.          Other operating results, net

	December 31, 2015	December 31, 2014
Gain from commodity derivative financial instruments	45	10
Gain from disposal of interest in associates	3	9
Reversal of currency translation adjustment (ii)	147	188
Consulting fee	1	5
Contingencies (i)	(9)	(24)
Donations	(19)	(8)
Expenses related to transfers of investment properties to subsidiaries	-	(119)
Others	(2)	(13)
Total other operating results, net	166	48

(i)   Including costs and legal expenses.

(ii)  Pertains to the reversal of the currency translation adjustment generated in IDBD and Rigby following the partial repayment of principal of the company (Note 4).

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

33.          Financial results, net

	December 31, 2015	December 31, 2014
Finance income:
- Interest income	70	43
- Foreign exchange gains	397	53
- Dividends income	10	8
Finance income	477	104

Finance costs:
- Interest expense	(618)	(433)
- Foreign exchange losses	(2,538)	(320)
- Other financial costs	(94)	(70)
Finance costs	(3,250)	(823)
Less finance costs capitalized	-	10
Total financial costs	(3,250)	(813)
Other finance results:
-Fair value (Loss) / Gains of financial assets and liabilities at fair value through profit or loss	(867)	245
- Gain / (Loss) from derivative financial instruments (except commodities)	682	(240)
-Gain on the revaluation of receivables arising from the sale of farmland	12	14
Total other finance results	(173)	19
Total financial results, net	(2,946)	(690)

34.          Employee benefits

The benefits granted by the Company and in the Operations Center in Argentina of the urban properties and investments business have not experienced changes and are described under Notes 26 and 27 to the consolidated financial statements ended June 30, 2015.

a)     BrasilAgro Stock Option Plan

For the six-month period ended December 31, 2015, the Group had no charges related to related to the awards granted under the BrasilAgro Stock Option Plan, while for the six-month period ended December 31, 2014, the charge incurred was Ps. 0.3.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Employee benefits (Continued)

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the BrasilAgro Stock Option Plan are as follows:

	December 31, 2015
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Ps. 8.97	224	Ps. 8.25	206	Ps. 8.52	206
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	(224)	-	-	-	-
Expired	-	-	-	-	-	-
At the end	-	-	Ps. 8.25	206	Ps. 8.52	206

	June 30, 2015
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Ps. 8.97	302	Ps. 8.25	261	Ps. 8.52	261
Granted	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	(68)	-	(55)	-	(55)
At the end	Ps. 8.97	234	Ps. 8.25	206	Ps. 8.52	206

b)     Employee benefits from IDBD

Due to the business combination described in Note 4, the Group has included the benefits granted in the Operations Center in Israel. Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

December 31, 2015
The total amount of Employee benefits are included in the following lines of the statements of financial position:
Payroll and social security liabilities	(549)
Employee benefits non-current	(549)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Employee benefits (Continued)

Increase in minimum salaries in Israel. Effect on employees-benefit plans Shufersal.

In January 2016, an amendment was approved to Minimum Salary Law. According to Shufersal estimates, the increase in the minimum salary may have an adverse effect on the business performance and lead to an increase in charges to income related to benefit plans.

35.          Related parties transactions

During the normal course of business, the Group conducts transactions with different entities or individuals related to it.

As mentioned in Note 4, on October 11, 2015, the Group took over IDBD. Before takeover, the Group had entered into certain transactions with IDBD as associate, mainly related to the subscription of warrants and/or capital contributions, but had not conducted commercial transactions.

As of these financial statements, the Group conducted transactions with related parties included in their two lines of business: (i) agricultural business, (ii) urban properties and investments business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina e Israel, there being no significant transactions with related parties involving both Operations Centers.

In addition, as indicated under Note 2, the Group decided to consolidate income derived from its operations center in Israel with a three month lag, hence, operating results of IDBD for the period extending from October 11, 2015 (acquisition date) through December 31, 2015 were not included in the interim statement of income for the six-month period ended December 31, 2015. Therefore, the information pertaining to income with related parties of the operations center in Israel from the acquisition date through December 31, 2015 has not been included.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related parties transactions (Continued)

Below are the most significant transactions conducted with related parties in agricultural business and the urban properties and investment business of the operations center in Argentina, their balances as of December 31, 2015 and June 30, 2015 and the corresponding income for each of the reporting periods in these financial statements:

1.      Purchase-Sale of goods and/or services hiring:

In the normal course of its business and with the aim of make resources more efficient, the Group, or its related parties, purchases supplies and materials, and/or hires services on behalf of a company which later sells and/or recovers for companies of the Group or other related parties, based upon their actual utilization.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 29 and Ps. 13, respectively, with its associates, joint ventures and other related parties, related to sales of advertising seconds to third parties, sales of inputs and materials, and reimbursement of expenses for acquired and/or lent services, among others. These operations do not entail profits to the company recovering expenses, for the same are carried out as per the cost value of the goods or services acquired.

2.      Corporate Service Agreement

On June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between Cresud, IRSA and IRSA CP renewable automatically every 24 months for equal periods unless it is terminated by any of the parties upon prior notice. In view that the operating areas of IRSA and Cresud share certain characteristics of affinity, the aim of the Frame Agreement is reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating management.

3.      Legal services:

The Group hires legal services from Estudio Zang, Bergel & Viñes, Our Vice-president, Saúl Zang, and our alternate directors, Juan M. Quintana, Salvador D. Bergel, and D. Pablo Vergara del Carril are members of that law firm.

As of December 31, 2015 and June 30, 2015, the Group maintains net payable balances in the amount of Ps. 0.7 and Ps. 0.8, respectively, with the Estudio Zang, Bergel & Viñes. For the six month period ended December 31, 2015 and 2014, the Group recorded legal services expenses in the amounts of Ps. 4 and Ps. 2.4, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related parties transactions (Continued)

4.      Property leases and/or rights of use

In the course of its normal operations, the Group normally leases diverse spaces in its Shopping Centers (stores, stands, storage rooms or advertising spaces) to its associates Tarshop and BHSA, and to a lesser extent to other related parties. Lease agreements entered into with associates included similar provisions to those included in agreements with third parties.

Additionally, the Group assigned under a free-use contract certain spaces in some of its shopping centers to Fundación Museo de los Niños, a non-profit organization, to establish the “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario”, to interactive learning centers for children and adults.

The Group rents the offices of Eduardo S. Elsztain, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, director of the Group and cousin of Eduardo S. Elsztain), under renewable operating lease contracts in normal terms and conditions due in 2017.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net payable balances in the amount of Ps. 0.7 and Ps. 0.03, respectively, with its related parties. The Group recognized income from leases and services provided of Ps. 8 and Ps. 5, for the six-month periods ended December 31, 2015 and 2014, respectively.

5.      Compensation of Directors and Top Management

The remuneration of Directors for each fiscal year is based on the provisions established by the Law N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting. The members of the Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The remuneration earned by Top Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the Top management participate in defined contribution and share-based incentive plans that are described in Note 34.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net payable balances in the amount of Ps. 25 and Ps. 12, respectively, with Directors and Top Management members. The Group incurred a charge from remuneration to Board of Directors and Top Management of Ps. 83 and Ps. 54 for the six-month periods ended December 31, 2015 and 2014, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related parties transactions (Continued)

6.      Financial operations

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities with related parties. These loans generally accrue interest at market rates and are cancelable wholly or partially prior to the due date, either in cash and/or through capitalization (conversion into shares), and/or by way of offsetting arrangements involving debit and credit balances existing between the parties.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 1,208 and Ps. 97, respectively, with related parties. The most significant are the following: a loan granted to IFISA for an amount of US$ 40, with maturity on October 8, 2016. Its balance as of December 31, 2015 was Ps. 525. For the six-month periods ended December 31, 2015 and 2014, the Group recognized Ps. 85 and Ps. 19.5, respectively, from which Ps. 3 correspond to the borrowing to IFISA.

In February 2015, the Group, through Dolphin sold 71.39 million IDBD shares to IFISA, at the closing price of NIS 1.39 per share, making a total of NIS 99.23 million, equal to US$ 25.65 million at the exchange rate prevailing on the transaction date. As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 290 and Ps. 199, respectively.

In June 2015, the Group subscribed Convertible Notes, issued by BACS for a nominal value of 100,000,000, which are convertible into common stock. As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 100.5 and Ps. 110.9, respectively. For the six-month period ended as of December 31, 2015, the Group recognized a gain in the amount of Ps. 10.4.

The Company entered into a securities loan agreement with IFISA which granted 3,334,517 Global Depositary Shares of IRSA as of December 31, 2015. This loan does not imply the transfer of any politic nor economic right corresponding to the values, which are held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at an annual rate equivalent to 3 month LIBOR, plus 50 basis points, and is due on June 25, 2016.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related parties transactions (Continued)

7.      Donations

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by the Group.

Moreover, in the course of its normal operations, the Group the Group grants donations to other foundations and institutions related to the Group through high-rank personnel. The Group incurred a charge, related to other donations, of Ps. 3 and Ps. 2 for the six-month periods ended December 31, 2015 and 2014, respectively.

8.      Administration fees

The Group provides management services to Group’s companies and other related parties.

Furthermore, Brasilagro provides agricultural advisory services to Cresca S.A. ("Cresca"), joint venture between Brasilagro and Carlos Casado S.A. ("Casado"), with agricultural activities in Paraguay, under a 10-year agreement, automatically renewal for two additional 10-year periods, and receives management fees as follows by way of consideration. Cresca must paid to the Group: (a) (i) an amount equal to 12% per annum on the total amount to be paid annually by Cresca for preparing the lands (from natural to productive state) in purpose of agricultural and cattle farming development for the first 41,930 has. and (ii) an amount equal to 10% on the concepts mentioned above from the ha. 41,931 on; and (b) an amount equal to 10% per annum on the gross margin from sales revenue less (i) direct selling expenses (including but not limited to commissions, withholding taxes, freight and any other expense arising for or from sales), (ii) direct production costs, (iii) structure costs and (iv) tax costs.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          Related parties transactions (Continued)

In addition, there is a management agreement in place with CAMSA, a consulting company retained by the Group to provide advisory services. The shareholders of CAMSA are Eduardo S. Elsztain, Group’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Group’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Group pays CAMSA an annual fee equal to 10% of the Group’s annual net income after taxes. Under the agreement, the Group is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Group must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

As of December 31, 2015 and June 30, 2015, the Group maintains aggregate net receivable balances in the amount of Ps. 6 and Ps. 4, respectively, with related parties. The Group incurred a charge, related to management fees, of Ps. 2 and Ps. 1.4 for the six-month periods ended December 31, 2015 and 2014, respectively.

36.          Leases

As a result of the business combination described in Note 4, the Group has included a breakdown of existing leases in the Operations Center of Israel of business of urban properties and investments, the leases pertaining to the Operations Center in Argentina have not experienced significant modifications and are described under Note 28 to the consolidated financial statements as of June 30, 2015.

The future aggregate minimum lease proceeds under IDBD's non-cancellable operating leases are as follows:

December 31, 2015
No later than one year	754
From one to five years	2,179
More than five years	1,523
Total	4,456

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

37.          Fiscal year 2015 20-F Annual Report

IDBD prepares its financial statements in accordance with Israeli auditing standards and files consolidated financial statements publicly with the Israel Securities Authority.  As of June 30, 2015, we held a non-controlling 49% interest in IDBD.  As a result, and as disclosed in our annual report on Form 20-F for the fiscal year ended June 30, 2015, we did not have the power to direct IDBD to prepare and provide to us any financial statements audited in accordance with auditing standards generally accepted in the United States (“U.S. GAAS”).  For this reason, we included in our annual report on 2015 Form 20-F certain financial statements of IDBD prepared in accordance with Israeli auditing standards, including IDBD’s unaudited consolidated financial statements as of and for the fiscal year ended December 31, 2014 which are at the time of filing IRSA’s 2015 Form 20-F were IDBD’s most recent annual consolidated financial statements.  IDBD is currently preparing for the first time consolidated financial statements under U.S. GAAS for its fiscal year ended December 31, 2014.  We intend to file such IDBD financial statements publicly with the SEC, and accordingly to amend our 2015 Form 20-F, as soon as we receive the financial statements from IDBD.

38.          Subsequent events

•       On January 21, 2016 the holders of warrants Series 4 of IDBD asked the district court of Tel Aviv to order IDBD to take all steps required to extend the exercise date and of warrants Series 4 to a date at least 30 days after the implementation of the first part of the Tender Offers, considering that the exercise date for such warrants had been set for February 10, 2016. On February 4, 2016 the Court decided to grant the petition and thus extended the exercise of warrants Series 4 to May 10, 2016. On February 9, IDBD filed an appeal with the Supreme Court where IDBD requests that the decision dated February 4 be overruled and a new exercise date be set as near as possible to the original exercise date; as of the date of these financial statements, no answer has been given to such request.

•             On January 24, 2016, the Board of IDBD approved a public offering to be conducted on February 2016 in the amount of 700 million common shares at a price per share above NIS 0.714 per share (equal to $ 2.3919 per share at the exchange rate of 3.35), which is equal to a minimum offer of NIS 500 million (or $ 1,671 at the exchange rate of 3.35). On February 1, 2016 IDBD received a letter from the minority shareholder’s attorney, where it claims that the prospective offer mentioned above requires approval pursuant to section 275 of the Business Companies Act, 5759-1999, including the approval of the Shareholders’ Meeting where the majority of the shareholders lack any personal interest in the issuance, for in the note the attorney alleges there is a personal interest in the issuance in question. As of the balance sheet date, there is no certainty as to the final terms of the public offering.

•            On February 2, 2016, IRSA CP transferred title to 851 square meters pertaining to an office floor and 8 parking lot units at the Intercontinental Plaza building to an unrelated party, with a remaining 6,308 square meters in this building being owned by the Company. The transaction price was Ps. 41.5, which has already been fully paid. Gross profit of this operation amounts to Ps. 19.8 approximately.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

38.          Subsequent events (Continued)

•            On February 5, 2016, Dolphin has entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire 92,665,925 shares in IDBD which IFISA acquired in the BMBY process (as defined in note 4) at a price per share of NIS 1.64 plus an annual interest rate of 8.5%. The exercise date for the option extends for two years. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party.

•            On February 7, 2016, and pursuant to the arbitration proceeding started in 2015 between Extra and Dolphin, Extra filed with the arbitrator a claim against Dolphin, IFISA and Eduardo Elsztain claiming failure to comply with shareholders’ agreement and other commitments for the purpose of taking over IDBD.  In its claim Extra requests an instruction order requiring that both Dolphin and IFISA, jointly and severally, pay to Extra at least NIS 1,250 million, plus expenses and interests, which include the nominal loss incurred by Extra in its investment in IDBD, the earnings that Extra expected to make on its investment in IDBD and additional compensation. Based on the arbitration terms, Dolphin and IFISA have 21 days as from the date Extra filed its claim to file their defense and any counterclaim, if any. Dolphin is analyzing the best available strategy to this end.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

 FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 – 23° floor

Autonomous City Buenos Aires

Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the statement of financial position as of December 31, 2015, the statement of  income and comprehensive income for the six and three-month period ended December 31, 2015, the statement of changes in shareholders’ equity and the statement of cash flows for the six-month period ended December 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of income and comprehensive income and the consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 1 to the unaudited condensed interim consolidated financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)           the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)          the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (Continued)

c)           we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)          at December 31, 2015, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,905,734 which was no callable at that date.

Autonomous City of Buenos Aires, February 11, 2016

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2015 and June 30, 2015 and for the six-month periods ended December 31, 2015 and 2014

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position

as of December 31, 2015 and June 30, 2015

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	06.30.15
ASSETS
Non-current assets
Investment properties	7	10	11
Property, plant and equipment	8	478	471
Intangible assets	9	17	18
Biological assets	10	365	346
Investments in subsidiaries, associates and joint ventures	6	2,851	2,885
Deferred income tax assets	21	711	447
Income tax and minimum presumed income tax credits		52	52
Total Non-current assets		4,484	4,230
Current assets
Biological assets	10	209	113
Inventories	11	358	337
Income tax and minimum presumed income tax credits		37	8
Trade and other receivables	13	321	409
Derivative financial instruments	15	9	-
Investment in financial assets	14	98	53
Cash and cash equivalents	16	321	18
Total Current assets		1,353	938
TOTAL ASSETS		5,837	5,168
SHAREHOLDERS’ EQUITY
Share capital		495	495
Treasury stock		7	7
Inflation adjustment of share capital and treasury stock		65	65
Share premium		659	659
Additional paid-in capital from treasury stock		16	13
Legal reserve		83	-
Other reserves		921	599
Retained earnings		(772)	118
TOTAL SHAREHOLDERS’ EQUITY		1,474	1,956
LIABILITIES
Non-current liabilities
Trade and other payables	17	1	1
Borrowings	20	3,186	2,078
Provisions	19	7	10
Total Non-current liabilities		3,194	2,089
Current Liabilities
Trade and other payables	17	216	149
Payroll and social security liabilities	18	47	58
Borrowings	20	904	911
Derivative financial instruments	15	-	3
Provisions	19	2	2
Total Current liabilities		1,169	1,123
TOTAL LIABILITIES		4,363	3,212
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,837	5,168

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

1

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income

for the six and three-month periods beginning on July 1 and October 1, 2015 and 2014 and ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.15	12.31.14	12.31.15	12.31.14
Revenues	23	502	488	223	167
Costs	24	(663)	(726)	(337)	(317)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		317	333	210	188
Changes in the net realizable value of agricultural produce after harvest		115	(9)	123	5
Gross Profit		271	86	219	43
General and administrative expenses	25	(65)	(47)	(31)	(22)
Selling expenses	25	(111)	(85)	(43)	(30)
Other operating results, net	27	(1)	(1)	(2)	(5)
Profit / (Loss) from operations		94	(47)	143	(14)
Share of loss of subsidiaries, associates and joint ventures	6	(265)	(12)	(113)	(4)
Profit / (Loss) before financing and taxation		(171)	(59)	30	(18)
Finance incomes	28	52	16	45	5
Finance costs	28	(1,105)	(229)	(938)	(83)
Other financial results	28	157	(49)	160	(39)
Financial results, net	28	(896)	(262)	(733)	(117)
Loss before Income tax		(1,067)	(321)	(703)	(135)
Income tax gain	21	290	105	217	43
Loss for the period		(777)	(216)	(486)	(92)

Loss per share for the period:
Basic		(1.57)	(0.44)	(0.98)	(0.19)
Diluted	(i)	(1.57)	(0.44)	(0.98)	(0.19)

(i)      Due to the loss for the period, there is no diluted effect on this result.

 The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

2

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income

for the six and three-month periods beginning on July 1 and October 1, 2015 and 2014 and ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	12.31.15	12.31.14	12.31.15	12.31.14
Loss for the period	(777)	(216)	(486)	(92)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	437	(184)	550	(175)
Other comprehensive income / (loss) for the period (i)	437	(184)	550	(175)
Total comprehensive (loss) / income for the period	(340)	(400)	64	(267)

(i)    Items included in other comprehensive income / (loss) do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

3

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of share capital and treasury stock (i)	Share premium	Additional paid-in capital from Treasury Stock	Legal reserve	Other reserves (Note 22)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2015	495	7	65	659	13	-	599	118	1,956
Loss for the period	-	-	-	-	-	-	-	(777)	(777)
Other comprehensive income for the period	-	-	-	-	-	-	437	-	437
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	437	(777)	(340)
Appropriation of retained earnings resolved by Ordinary Shareholders’ Meeting held on October 30, 2015 and Extraordinary Shareholders’ Meeting held on November 26, 2015:
- Legal reserve	-	-	-	-	-	83	-	(83)	-
- Reserve for future dividends	-	-	-	-	-	-	31	(31)	-
Equity-settled compensation	-	-	-	-	-	-	8	-	8
Equity incentive plan granted	-	-	-	-	3	-	(4)	1	-
Tender offer to non-controlling shareholders	-	-	-	-	-	-	(121)	-	(121)
Changes in interest in subsidiaries	-	-	-	-	-	-	63	-	63
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	(92)	-	(92)
Balance as of December 31, 2015	495	7	65	659	16	83	921	(772)	1,474

(i)    Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of December 31 and June 30, 2015, respectively.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

4

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the six-month periods ended December 31, 2015 and 2014

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of share capital and treasury stock (i)	Share premium	Share warrants	Legal reserve	Special reserve (i)	Other reserves (Note 22)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2014	491	11	65	773	106	82	634	851	(1,066)	1,947
Loss for the period	-	-	-	-	-	-	-		(216)	(216)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(184)	-	(184)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(184)	(216)	(400)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 17, 2014:
- Share distribution	6	(6)	-	-	-	-	-	-	-	-
Loss absorption:								-
- Share premium	-	-	-	(221)	-	-	-	-	221	-
- Legal reserve	-	-	-	-	-	(82)	-	-	82	-
- Special reserve	-	-	-	-	-	-	(634)	-	634	-
- Reserve for repurchase of share	-	-	-	-	-	-	-	(113)	113	-
- Reserve for new developments	-	-	-	-	-	-	-	(17)	17	-
Reserve for share-based compensation	-	-	-	-	-	-	-	6	-	6
Acquisition of treasury stock	(3)	3	-	-	-	-	-	(32)	-	(32)
Changes in interest in subsidiaries	-	-	-	-	-	-	-	(16)	-	(16)
Reimbursement of expired dividends	-	-	-	-	-	-	-		1	1
Balance as of December 31, 2014	494	8	65	552	106	-	-	495	(214)	1,506

(i)  Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 27 of Unaudited Condensed Interim Consolidated Financial Statements

(ii)  Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Stock as of December 31 and June 30, 2015, respectively.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Alejandro G. Elsztain Vice President II Acting as President

5

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows

for the six-month periods ended December 31, 2015 and 2014

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.15	12.31.14
Operating activities:
Cash (used in) generated from operations	16	(91)	46
Net cash (used in) generated from operating activities		(91)	46
Investing activities:
Acquisition of non-controlling interest in subsidiaries		-	(20)
Proceeds from sale of companies		86	55
Capital contributions in subsidiaries, associates and joint ventures	6	(20)	(1)
Acquisition of investment properties	7	-	(2)
Proceeds from sale of investment properties		1	-
Acquisition of property, plant and equipment	8	(15)	(35)
Proceeds from sale of property, plant and equipment		-	1
Proceeds from sale of farmlands		-	162
Purchase of investment in financial assets		(214)	(1,101)
Proceeds from disposals of investments in financial assets		227	1,333
Loans granted to subsidiaries, associates and joint ventures		(3)	(10)
Loans repayments received from subsidiaries, associates and joint ventures		78	37
Dividends received		84	41
Cash incorporated by merger		-	1
Net cash generated from investing activities		224	461
Financing activities:
Purchase of treasury stock		-	(32)
Proceeds from issuance of non-convertible notes		390	455
Repayment of non-convertible notes		(96)	(599)
Repurchase of convertible notes		-	(86)
Proceeds from borrowings		278	35
Proceeds from / (Repayment of) derivative financial instruments		84	(104)
Repayment of borrowings		(367)	(55)
Interest paid		(153)	(96)
Net Cash flows generated from / (used in) financing activities		136	(482)
Net increase in cash and cash equivalents		269	25
Cash and cash equivalents at beginning of the period	16	18	54
Foreign exchange gain on cash and cash equivalents		34	1
Cash and cash equivalents at the end of the period		321	80

 The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

Alejandro G. Elsztain Vice President II Acting as President

6

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.            General information

1.1          The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 11, 2016.

2.            Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.         Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions N° 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of article 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to the Unaudited Condensed Interim Separate Financial Statements according to International Financial Reporting Standards ("IFRS").

7

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.            Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual audited Separate Financial Statements of the Company as of June 30, 2015. These Unaudited Condensed Interim Separate Financial Statements are expressed in millions of Argentine Pesos.

The Condensed Interim Separate Financial Statements for the six-month periods ended as of December 31, 2015 and 2014 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2015 and 2014 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.2.         Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2015 and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the annual Consolidated Financial Statements as of June 30, 2015 and to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015 and in Note 2 to the Unaudited Consolidated Financial Statements as of December 31, 2015.

2.3.         Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Interim Condensed Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual separate financial statements for the fiscal year ended June 30, 2015, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

8

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

2.            Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.4.         Comparative information

Amounts as of June 30, 2015 and December 31, 2014, which are disclosed for comparative purposes have been taken from the separate financial statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

During the six-month period ended as of December 31, 2015, the Argentine Peso devalued against the US$ and other currencies by around 44%, which has an impact in comparative information presented in these Unaudited Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 34.

3.            Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.            Acquisitions and disposals

On December 29, 2015, Carnes Pampeanas S.A.’s Shareholders Meeting approved the increase the Company’s capital stock through the capitalization of an irrevocable contribution from Cresud, made on November 9, 2015 for the amount of Ps. 19.5 million, increasing its share capital from Ps. 66.31 to Ps. 85.81.

As a consequence, Cresud’s interest in the Company has increased from 97.74% to 98.25%.

See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2015 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

9

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

5.            Financial risk management and fair value estimates

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2015 and 2014. Since June 30, 2015, there have been no changes in the risk management or risk management policies applied by the Company except for those financial risks incorporated by business combination of IDBD. See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.1.        Fair value estimates

Since June 30, 2015 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.            Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

As mentioned in Note 1 to the Unaudited Condensed Consolidated Financial Statements, on October 11, 2015 IRSA acquired control over IDBD. This Israeli company is one of the largest and most significant conglomerates of Israel, which takes part in many markets and sectors of the industry. Factors namely (i) IDBD’s current financial position and need for financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern

10

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

6.            Information about principal subsidiaries, associates and joint ventures (Continued)

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2015 and for the fiscal year ended June 30, 2015:

	December 31, 2015	June 30, 2015
Beginning of the year	2,877	2,901
Balance incorporated by merger with Cactus	-	(63)
Acquisition of subsidiaries and associates (i)	23	(5)
Capital contribution	56	1
Disposal of interest in subsidiaries	(22)	(36)
Share of (loss) / profit	(265)	485
Currency translation adjustment	345	(169)
Equity-settled compensation	5	14
Dividends distributed	(51)	(53)
Reimbursement of expired dividends	-	1
Reserve for tender offer to non-controlling shareholders	(121)	-
Intergroup transactions	1	(199)
End of the period / year (ii)	2,848	2,877

(i)    Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

(ii)   Include a balance of Ps. (3) and Ps. (8) reflecting interests in companies with negative equity as of December 31, 2015 and June 30, 2015, respectively, which is reclassified to “Provisions” (see Note 19).

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

11

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

7.            Investment properties

Changes in Company’s investment properties for the six-month period ended as of December 31, 2015 and for the fiscal year ended June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Beginning of the year	11	20
Additions	-	4
Reclassification to property, plant and equipment	-	(12)
Disposals	(1)	-
Depreciation charges (i)	-	(1)
End of the period / year	10	11
Costs	14	15
Accumulated depreciation	(4)	(4)
Net book amount	10	11

(i)   Depreciation charges of investment property were included in “Costs” in the Income Statement (Note 25).

The following amounts have been recognized in the income statement:

	December 31, 2015	December 31, 2014
Rental and service incomes	8	11
Direct operating expenses	3	4

12

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

8.            Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the six-month period ended December 31, 2015 and for the fiscal year ended June 30, 2015 were as follows:

	Owner-occupied farmland (ii)	Others	Total
At June 30, 2015:
Costs	504	42	546
Accumulated depreciation	(52)	(23)	(75)
Net book amount	452	19	471
Year ended June 30, 2015:
Opening net book amount	407	15	422
Balance incorporated by merger with Cactus	2	-	2
Additions	52	8	60
Reclassifications of investment properties	12	-	12
Disposals	(11)	-	(11)
Depreciation charges (i)	(10)	(4)	(14)
Closing net book amount	452	19	471
Period ended December 31, 2015:
Opening net book amount	452	19	471
Additions	12	3	15
Depreciation charges (i) (Note 25)	(6)	(2)	(8)
Closing net book amount	458	20	478
At December 31, 2015:
Costs	516	45	561
Accumulated depreciation	(58)	(25)	(83)
Net book amount	458	20	478

(i)   For the six-month period ended December 31, 2015, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 8 under the line item “Cost” in the Income Statement. For the fiscal year ended June 30, 2015, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 1 under the line item “General and administrative expenses” and Ps. 13 under the line item “Cost” in the Income Statement.

13

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

9.            Intangible assets

Changes in the Company’s intangible assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	Computer software	Rights of use	Total
Opening net book amount	-	18	18
Additions	1	-	1
Amortization charges (i)	-	(1)	(1)
Net book amount as of June 30, 2015	1	17	18
Costs	1	20	21
Accumulated depreciation	-	(3)	(3)
Net book amount as of June 30, 2015	1	17	18
Amortization charge (i)	-	(1)	(1)
Net book amount as of December 31, 2015	1	16	17
Costs	1	19	20
Accumulated depreciation	-	(3)	(3)
Net book amount as of December 31, 2015	1	16	17

(i)   Amortization charges are included in “General and administrative expenses” in the Income Statement. There is no impairment charges for any of the periods presented.

10.          Biological assets

Changes in the Company’s biological assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Beginning of the year	459	490
Increase due to purchases	1	14
Initial recognition and changes in the fair value of biological assets	288	634
Decrease due to harvest	(83)	(550)
Decrease due to sales	(91)	(128)
Decrease due to consumption	-	(1)
End of the period / year	574	459

14

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Biological assets (Continued)

Biological assets as of December 31, 2015 and June 30, 2015 were as follows:

	Classification	December 31, 2015	June 30, 2015
Non-current
Cattle for dairy production	Production	42	41
Breeding cattle	Production	311	294
Other cattle	Production	6	6
Others biological assets	Production	6	5
Non-current biological assets		365	346
Current
Cattle for sale	Consumable	61	65
Crops fields	Consumable	147	47
Other cattle	Consumable	1	1
Current biological assets		209	113
Total biological assets		574	459

The following tables present the Company’s biological assets that are measured at fair value as of December 31, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	December 31, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		42	-	42
Breeding cattle and cattle for sale	-		372	-	372
Other cattle	-		7	-	7
Other biological assets (i)	6		-	-	6
Crops fields	131	(i)	-	16	147
Total	137		421	16	574

	June 30, 2015
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		41	-	41
Breeding cattle and cattle for sale	-		359	-	359
Other cattle	-		7	-	7
Other biological assets (i)	5		-	-	5
Crops fields	7	(i)	-	40	47
Total	12		407	40	459

(i)       Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

15

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Biological assets (Continued)

Changes in Level 3 biological assets for the six-month period ended December 31, 2015 and for the year ended June 30, 2015 are included in the following table:

Crop fields with significant biological growth
As of June 30, 2014	131
Initial recognition and changes in the fair value of biological assets	458
Decrease due to harvest	(549)
As of June 30, 2015	40
Initial recognition and changes in the fair value of biological assets	59
Decrease due to harvest	(83)
As of December 31, 2015	16

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

Level 3

Description	Model	Parameters	Ranges / Values	Unit of measurement
Corn	Discounted cash flows	Yields	6.5 – 11.2	Tn/ha
		Future sale prices	1,971 – 2,092	Ps./Tn
		Selling expenses	379 – 567	Ps./tn
		Operating cost	2,957 – 3,436	Ps./ha
Sunflowers	Discounted cash flows	Yields	1.50	Tn/ha
		Future sale prices	3,677	Ps./Tn
		Selling expenses	625	Ps./tn
		Operating cost	1,781	Ps./ha

During the six-month period ended December 31, 2015 and the year ended June 30, 2015 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

16

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

10.          Biological assets (Continued)

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2015.

As of December 31, 2015 and June 30, 2015, the better and maximum use of biological assets shall not significantly differ from the current use.

11.          Inventories

Company’s inventories as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Current
Crops	218	198
Materials and inputs	87	80
Seeds and fodders	53	59
Total inventories	358	337

As of December 31, 2015 and June 30, 2015 the cost of inventories recognized as expense amounted to Ps. 242 and Ps. 422, respectively and they have been included in “Costs”.

17

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	65	-	-	65
- Corporate bonds related parties (Note 30 and 34)	23	-	-	23
- Government bonds	10	-	-	10
Derivative financial instruments:
- Crops futures	1	-	-	1
- Foreign-currency contracts	-	8	-	8
Cash and cash equivalents:
- Mutual funds	3	-	-	3
Total Assets	102	8	-	110

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	36	-	-	36
- Corporate bonds related parties (Note 30 and 34)	17	-	-	17
Cash and cash equivalents:
- Mutual funds	3	-	-	3
Total Assets	56	-	-	56

18

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

12.          Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Crops futures	3	-	-	3
Total Liabilities	3	-	-	3

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.          Trade and other receivables

The detail of the Company’s trade and other receivables as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Current
Receivables from sale of agricultural products and services	50	44
Deferred checks received	6	1
Debtors under legal proceedings	9	2
Less: allowance for doubtful accounts	(8)	(8)
Current trade receivables	57	39
Prepayments	47	45
Tax credits	62	36
Loans	4	6
Advance payments	4	2
Others	7	5
Total Current other receivables	124	94
Related parties (Note 30)	140	276
Total Current trade and other receivables	321	409
Total trade and other receivables	321	409

19

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

13.          Trade and other receivables (Continued)

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. The fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 34.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.18 to the Annual Consolidated Financial Statements as of June 30, 2015.

Movements on the Company’s allowance for doubtful accounts are as follows:

	December 31, 2015	June 30, 2015
Beginning of the year	8	1
Incorporated by merger with Cactus	-	1
Charges	-	6
End of the period / year	8	8

The addition and release of allowance for doubtful account have been included in “Selling expenses” in the income statement (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.          Investment in financial assets

Company’s investments in financial assets as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015

Current
Government bonds	10	-
Corporate bonds related parties (Note 30 and 34)	23	17
Mutual funds	65	36
Total Current	98	53
Total Investment in Financial Assets	98	53

20

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

15.          Derivative financial instruments

Derivative financial instruments of the Company as of December 31, 2015 and June 30, 2015 are as follows:

	December 31, 2015	June 30, 2015
Assets
Current
Crops futures	1	-
Foreign-currency contracts	8	-
Total current assets	9	-
Total assets	9	-

Liabilities
Current
Crops futures	-	3
Total current liabilities	-	3
Total liabilities	-	3

As of December 31, 2015, the Company had executed foreign exchange futures in the amount of US$ 39.15 million, at an average exchange rate of Ps. 11.22 to US$ 1, as part of the exchange rate risk management policy. Most of them were made through the Mercado a Término de Rosario S.A., (a forward market authorized by the Securities Exchange Commission. As of December 31, 2015 the gain generated by these futures amounted to Ps. 99 million and was booked under the line Gains (losses) from financial derivatives, net.

16.          Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2015 and June 30, 2015:

	December 31, 2015	June 30, 2015
Cash on hand and at banks	318	15
Mutual funds	3	3
Total cash and cash equivalents	321	18

21

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Cash flow information (Continued)

Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended as of December 31, 2015 and 2014:

	December 31, 2015	December 31, 2014
Loss for the period	(777)	(216)
Adjustments for:
Income tax expense	(290)	(105)
Depreciation and amortization	9	6
Share based payments	2	-
Unrealized (Gain) / Loss from derivative financial instruments of commodities	(3)	-
(Gain) / Loss from derivative financial instruments (except commodities)	(99)	78
Changes in fair value of financial assets at fair value through profit or loss	(58)	(29)
Accrued interest, net	153	78
Unrealized initial recognition and changes in the fair value of biological assets	241	(109)
Changes in the net realizable value of agricultural produce after harvest	(115)	9
Provisions	10	11
Share of profit of subsidiaries, associates and joint ventures	265	12
Unrealized foreign exchange loss, net	885	118
Changes in operating assets and liabilities:
(Increase) / Decrease in biological assets	(357)	104
Decrease in inventories	95	4
(Increase) / Decrease in trade and other receivables	(100)	16
Increase in derivative financial instruments	(1)	-
Increase in trade and other payables	59	88
Decrease in payroll and social security liabilities	(10)	(19)
Net cash (used in) generated from operating activities before income tax paid	(91)	46

22

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

16.          Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred during the six-month periods ended as of December 31, 2015 and 2014:

	12.31.15	12.31.14
Non-cash activities
Reimbursement of expired dividends	-	1
Increase in investments in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	(36)	(3)
(Increase) / Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(345)	184
Increase in investment in financial assets through a decrease in property, plant and equipment	-	48
Decrease in interest in subsidiaries, associates and joint ventures due to the reserve for tender offer to non-controlling interests	(121)	-
Dividends not collected	(2)	(1)
Share-based payments reserve	6	6
Stock plan granted	(4)	-
Repayment of non-convertible notes through a decrease in other receivables	(22)	-
Repayment of loan as a result of merger	-	(25)

17.  Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Non-current
Taxes payable	1	1
Total non-current other payables	1	1
Total non-current trade and other payables	1	1
Current
Trade payables	109	66
Provisions	61	57
Sales, rent and services payments received in advance	12	2
Total current trade payables	182	125
Taxes payable	12	8
Deferred incomes	2	2
Total current other payables	14	10
Related parties (Note 30)	20	14
Total current trade and other payables	216	149
Total trade and other payables	217	150

23

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

17.          Trade and other payables (Continued)

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 34.

18.          Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of December 31, 2015 and June 30, 2015 were as follows:

	December 31, 2015	June 30, 2015
Current
Provision for vacations and bonuses	37	50
Social security payable	9	7
Salaries payable	1	-
Share-based payments	-	1
Total current payroll and social security liabilities	47	58
Total payroll and social security liabilities	47	58

19.          Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Investments in subsidiaries, associates and joint ventures (i)	Total
As of June 30, 2014	2	-	2
Balance incorporated by merger with Cactus	1	-	1
Additions	1	8	9
As of June 30, 2015	4	8	12
Additions	2	3	5
Used during period	-	(8)	(8)
As of December 31, 2015	6	3	9

(i)   Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

24

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

19.          Provisions (Continued)

The analysis of total provisions was as follows:

	December 31, 2015	June 30, 2015
Non-current	7	10
Current	2	2
	9	12

20.          Borrowings

The detail of the Company’s borrowings as of December 31, 2015 and June 30, 2015 were as follows:

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal Value (in million)	December 31, 2015	June 30, 2015
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	417	290
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	1,432	999
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	442	308
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 350 bps	187	-	186
CRESUD NCN Class XX due 2017 (ii) (iv)	Unsecured	US$	Fixed	2.5%	18	238	168
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Floating	Badlar + 375 bps	192	192	-
CRESUD NCN Class XXII due 2019	Unsecured	US$	Fixed	4.00%	22	289	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	169	117
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7	10
Non-current borrowings						3,186	2,078

25

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Borrowings (Continued)

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal Value (in million)	December 31, 2015	June 30, 2015
Current
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	-	121
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	8	5
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	173	173
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	2	1
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 350 bps	187	186	1
CRESUD NCN Class XX due 2017 (i) (iii)	Unsecured	US$	Fixed	2.50%	18	5	3
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Floating	Badlar + 375 bps	192	5	-
CRESUD NCN Class XXII due 2019	Unsecured	US$	Fixed	4.00%	22	(1)	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	15	10
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7	7
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01% / 23%	107	129	7
Finance lease obligations	Secured	US$	Fixed	10.75%	-	1	-
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	374	583
Current borrowings						904	911
Total borrowings						4,090	2,989

(i)    Includes an outstanding balance of Ps. 1 and Ps. 2 with ERSA and PAMSA, respectively, as of 12.31.15

(ii)   Includes an outstanding balance of Ps. 30, Ps. 17 and Ps. 85 with ERSA, IRSA CP and PAMSA, respectively, as of 12.31.15.

(iii)   Includes an outstanding balance of Ps. 1 and Ps. 2 with ERSA and PAMSA, respectively, as of 06.30.15.

(iv)  Includes an outstanding balance of Ps. 21 and Ps. 90 with ERSA and PAMSA, respectively, as of 06.30.15.

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value that is nominal value plus accrued interest.

Book value of borrowings denominated in foreign currencies is detailed in Note 34.

The fair values of non-current borrowings at fixed rate (excluding finance leases) are as follows:

	December 31, 2015	June 30, 2015
CRESUD Class XIV NCN due 2018	418	291
CRESUD Class XVI NCN due 2018	1,425	993
CRESUD Class XVIII NCN due 2019	440	307
CRESUD Class XX NCN due 2017	238	166
CRESUD Class XXII NCN due 2019	298	-
Total	2,819	1,757

26

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

20.          Borrowings (Continued)

See description of Non-Convertible Notes issued by the Company for the six-month period ended as of December 31, 2015 in Note 25 to Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2015.

21.          Taxation

The detail for the Company’s income tax is as follows:

	December 31, 2015	December 31, 2014
Deferred income tax	290	105
Income tax	290	105

The gross movements on the deferred income tax account were as follows:

	December 31, 2015	June 30, 2015
Beginning of the year	447	303
Reserve for changes in investment in subsidiaries	(26)	(50)
Charged to the income statement	290	194
End of the period / year	711	447

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	December 31, 2015	December 31, 2014
Tax calculated at the tax applicable tax rate in effect	373	112
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(92)	(3)
Non-taxable income	11	-
Miscellaneous permanent differences	(2)	(4)
Income tax expense	290	105

27

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

22.          Shareholders’ Equity

See description of movements on Shareholder’s equity in Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2015.

Company’s other reserves as of December 31, 2015 and 2014 were as follows:

	Cost of treasury stock	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Reserve for future dividends	Reserve for tender offer to non-controlling shareholders	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2015	(32)	54	463	82	-	-	32	599
Other comprehensive profit for the period	-	-	437	-	-	-	-	437
Total comprehensive profit for the period	-	-	437	-	-	-	-	437
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 30 and November 26, 2015:
- Reserve for future dividends	-	-	-	-	31	-	-	31
Equity-settled compensation	-	-	-	8	-	-	-	8
Equity incentive plan granted	-	-	-	(4)	-	-	-	(4)
Tender offer to non-controlling shareholders	-	-	-	-	-	(121)	-	(121)
Changes in interest in subsidiaries	-	63	-	-	-	-	-	63
Cumulative translation adjustment for interest held before business combination	-	-	(92)	-	-	-	-	(92)
Balance as of December 31, 2015	(32)	117	808	86	31	(121)	32	921

	Cost of treasury stock	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Reserve for new developments	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2014	(55)	(15)	634	70	17	200	851
Other comprehensive loss for the period	-	-	(184)	-	-	-	(184)
Total comprehensive loss for the period	-	-	(184)	-	-	-	(184)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 17, 2014:
- Share distribution	55	-	-	-	-	(55)	-
Loss absorption:
- Reserve for repurchase of shares	-	-	-	-	-	(113)	(113)
- Reserve for new developments	-	-	-	-	(17)	-	(17)
Equity-settled compensation	-	-	-	6	-	-	6
Cost of treasury stock	(32)	-	-	-	-	-	(32)
Changes in interest in subsidiaries	-	(16)	-	-	-	-	(16)
Balance as of December 31, 2014	(32)	(31)	450	76	-	32	495

28

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

23.          Revenues

	December 31, 2015	December 31, 2014
Crops	345	342
Cattle	113	99
Dairy	31	35
Supplies	5	1
Leases and agricultural services	8	11
Total revenues	502	488

24.          Costs

	December 31, 2015	December 31, 2014
Crops	442	511
Cattle	149	142
Dairy	63	65
Supplies	3	-
Leases and agricultural services	3	4
Other costs	3	4
Total costs	663	726

29

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Expenses by nature

For the six-month period ended as of December 31, 2015:

	Costs
	Cost of sales and agricultural services	Cost of agriculture production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1	224	-	-	-	225
Leases and expenses	-	1	-	1	-	2
Amortization and depreciation (i)	-	6	1	1	-	8
Changes in biological assets and agricultural produce	359	-	-	-	-	359
Advertising, publicity and other selling expenses	-	-	-	-	1	1
Maintenance and repairs	1	9	-	2	-	12
Payroll and social security expenses (Note 26)	1	39	2	37	2	81
Fees and payments for services	-	2	-	9	-	11
Freights	-	6	-	-	52	58
Bank commissions and expenses	-	1	-	1	3	5
Travel expenses and stationery	-	5	-	2	-	7
Conditioning and clearance	-	-	-	-	14	14
Director’s fees	-	-	-	11	-	11
Taxes, rates and contributions	-	5	-	1	14	20
Export expenses	-	-	-	-	25	25
Total expenses by nature	362	298	3	65	111	839

(i)   Includes Ps. 1 corresponding to shared services amortization.

30

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

25.          Expenses by nature (Continued)

For the six-month period ended as of December 31, 2014:

	Costs
	Cost of sales and agricultural services	Cost of agriculture production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1	259	-	-	-	260
Leases and expenses	-	1	-	2	-	3
Amortization and depreciation (i)	1	4	1	1	-	7
Changes in biological assets and agricultural produce	399	-	-	-	-	399
Advertising, publicity and other selling expenses	-	-	-	-	1	1
Maintenance and repairs	1	10	1	2	-	14
Payroll and social security expenses (Note 26)	1	27	1	27	2	58
Fees and payments for services	-	2	-	4	-	6
Freights	-	6	-	-	53	59
Travel expenses and stationery	-	6	-	1	-	7
Bank commissions and expenses	-	-	-	2	2	4
Conditioning and clearance	-	-	-	-	11	11
Director’s fees	-	-	-	8	-	8
Taxes, rates and contributions	-	5	-	-	16	21
Total expenses by nature	403	320	3	47	85	858

(i)      Includes Ps. 1 corresponding to shared services amortization.

31

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

26.          Employee costs

	December 31, 2015	December 31, 2014
Salaries, bonuses and social security costs	70	51
Other benefits and expenses	7	6
Share based payments	2	-
Pension costs – defined contribution plan	2	1
	81	58

27.          Other operating results, net

	December 31, 2015	December 31, 2014
Administration fees	2	1
Gain from commodity derivative financial instruments	4	2
Expenses related to transfers of property, plant and equipment to subsidiaries	-	(4)
Tax on shareholders’ personal assets	(5)	(6)
Contingencies	(1)	(3)
Transfer of consulting arrangement	-	10
Others	(1)	(1)
Total other operating results, net	(1)	(1)

32

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

28.          Financial results, net

	December 31, 2015	December 31, 2014
Finance income:
- Interest income	5	8
- Foreign exchange gains	47	8
Finance income	52	16

Finance costs:
- Interest expense	(158)	(86)
- Foreign exchange losses	(936)	(128)
- Other finance costs	(11)	(15)
Finance costs	(1,105)	(229)

Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	58	29
- Gain / (Loss) from derivative financial instruments (except commodities)	99	(78)
Total other finance results	157	(49)
Total financial results, net	(896)	(262)

29.          Share based payments

See description of share-based payments in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2015.

33

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions

See description of the main transactions conducted with related parties in Note 38 to the Consolidated Financial Statements as of December 31, 2015 and 2014.

The following is a summary of the balances with related parties as of December 31, 2015:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	10	-	-	-
	Share based payments	-	6	-	-	-
	Non-convertible notes	23	-	-	-	-
	Reimbursement of expenses	-	2	-	-	-
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”)	Reimbursement of expenses	-	2	(5)	-	-

Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	1	-	-	-
	Sale of goods and/or services	-	43	-	-	-
Helmir S.A.	Financial operations	-	1	-	-	-
Ombú Agropecuaria S.A.	Administration fees	-	2	-	-	-
	Reimbursement of expenses	-	1	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	-	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	-	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	-	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	6	-	-	-
	MAT operations	-	1	-	-	-
	Supplies sales transactions	-	-	(1)	-	-
Total Subsidiaries		23	81	(6)	-	-

34

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates
Agro-Uranga S.A.	Dividends receivable	-	2	-	-	-
	Sale of goods and/or services	-	1	-	-	-
Total Associates		-	3	-	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	-	11	-	-	-
	Share based payments	-	12	-	-	-
	Non-convertible Notes	-	-	-	(17)	-
	Corporate services	-	21	-	-	-
	Leases	-	-	(2)	-	-
Emprendimiento Recoleta S.A.	Non-convertible Notes	-	-	-	(30)	(1)
Panamerican Mall S.A.	Non-convertible Notes	-	-	-	(85)	(2)
FyO Trading S.A.	Purchase of goods and/or services	-	5	(6)	-	-
Total Subsidiaries of the subsidiaries		-	49	(8)	(132)	(3)

Other Related parties
Inversiones Financieras del Sur S.A.	Financial operations	-	7	-	-	-
La Rural S.A.	Reimbursement of expenses	-	-	(1)	-	-
Other Related parties		-	7	(1)	-	-
Directors and Senior Management
Directors and Senior Management	Director's fees	-	-	(5)	-	-
Total Directors and Senior Management		-	-	(5)	-	-
		23	140	(20)	(132)	(3)

35

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries IRSA Inversiones y Representaciones S.A.
	Corporate services	-	17	-	-	-
	Leases	-	-	(1)	-	-
	Non-convertible notes	17	-	-	-	-
	Share based payments	-	8	-	-	-
	Reimbursement of expenses	-	4	-	-	-
Brasilagro	Dividends receivables	-	54	-	-	-
	Reimbursement of expenses	-	1	(3)	-	-
Sociedad Anónima Carnes Pampeanas	Sale of goods and/or services	-	32	-	-	-
S.A. (formerly EAASA)	Financial operations	-	2	-	-	-
Helmir S.A.	Financial operations	-	7	-	-	-
Ombú Agropecuaria S.A.	Administration fees	-	2	-	-	-
Agropecuaria Acres del Sud S.A.	Administration fees	-	2	-	-	-
Yatay Agropecuaria S.A.	Administration fees	-	2	-	-	-
Yuchán Agropecuaria S.A.	Administration fees	-	2	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	20	-	-	-
	Sale of inputs operations	-	3	-	-	-
	MAT operations	-	-	(1)	-	-
Total Subsidiaries		17	156	(5)	-	-

36

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates
Agro-Uranga S.A.	Purchase of goods and/or services	-	-	(1)	-	-
	Sale of goods and/or services	-	1	-	-	-
Total Associates		-	1	(1)	-	-

Subsidiaries of the subsidiaries
IRSA Propiedades Comerciales S.A.	Reimbursement of expenses	-	6	-	-	-
	Share based payments	-	17	-	-	-
	Corporate services	-	35	-	-	-
Emprendimiento Recoleta S.A.	Non-convertible Notes	-	-	-	(21)	(1)
Panamerican Mall S.A.	Non-convertible Notes	-	-	-	(90)	(2)
Total Subsidiaries of the subsidiaries		-	58	-	(111)	(3)

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Fees provision	-	-	(7)	-	-
	Reimbursement of expenses	-	2	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	59	-	-	-
Other Related parties		-	61	(7)	-	-

Directors and Senior Management
Directors and Senior Management	Director's fees	-	-	(1)	-	-
Total Directors and Senior Management		-	-	(1)	-	-
		17	276	(14)	(111)	(3)

37

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.          Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2015:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(1)		-	-	16		7	-
Futuros y Opciones.Com S.A.	-		-	(4)	-		-	-
FyO Trading S.A.	-		2	(2)	-		-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-		43	-	-		-	-
Helmir S.A.	-		-	-	-		1	-
Total Subsidiaries	(1)		45	(6)	16		8	-

Associates
Agro-Uranga S.A.	-	-	1	-	-	-	-	-
Total Associates	-	-	1	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(9)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(26)	-
IRSA Propiedades Comerciales S.A.	(1)	-	-	-	40	-	(7)	-
Granos Olavarría S.A.	-	-	6	-	-	-	-	-
Total Subsidiaries of the subsidiaries	(1)	-	6	-	40	-	(42)	-

38

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.       Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	-	-	-	(1)	-
Total Associates of the subsidiaries	-	-	-	-	-	-	(1)	-

Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(1)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	3	-
Hamonet S.A.	(1)	-	-	-	-	-	-	-
Total Other Related parties	(1)	-	-	-	-	(1)	3	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(11)
Senior Management	-	-	-	-	-	-	-	(3)
Total Directors and Senior Management	-	-	-	-	-	-	-	(14)
	(3)	-	52	(6)	56	(1)	(32)	(14)

39

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.       Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2014:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	-	-	-	-	14	-	4	-
BrasilAgro	-	-	11	-	-	-	1	-
Futuros y Opciones.Com S.A.	-	-	-	(1)	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	60	-	-	-	-	-
Total Subsidiaries	-	-	71	(1)	14	-	5	-

Associates
Agro-Uranga S.A.	-	-	7	-	-	-	-	-
Total Associates	-	-	7	-	-	-	-	-

Subsidiaries of the subsidiaries
Panamerican Mall S.A.	-	-	-	-	-	-	(1)	-
IRSA Propiedades Comerciales S.A. (formerly company due to change of corporate name of ALTO PALERMO S.A. (APSA))	-	-	-	-	29	-	2	-
Total Subsidiaries of the subsidiaries	-	-	-	-	29	-	1	-

40

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

30.       Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Associates of the subsidiaries
Banco Hipotecario S.A.	-	-	-	-	-	-	(13)	-
Total Associates of the subsidiaries	-	-	-	-	-	-	(13)	-

Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	5	-
Total Other Related parties	-	-	-	-	-	-	5	-

Directors and Senior Management
Directors	-	-	-	-	-	-	-	(8)
Senior Management	-	-	-	-	-	-	-	(3)
Total Directors and Senior Management	-	-	-	-	-	-	-	(11)
	-	-	78	(1)	43	-	(2)	(11)

41

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

31.          CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 19 - Provisions
Exhibit F - Cost of sales and services	Note 33 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 25 - Expenses by nature

42

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.          Investments in subsidiaries, associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity
Subsidiaries

BrasilAgro	Shares	23,150,050	966	830	Rs. 11.03	Agricultural	Brazil	875	119	2,401	40.24%
	Higher value		83	83
	Goodwill		9	8
	Intergroup transactions		(1)	(1)
			1,057	920
Doneldon S.A.	Shares	262,664,792	473	387	Not publicly traded	Agricultural	Uruguay	263	(10)	315	100.00%
	Intergroup transactions		(158)	(158)
			315	229
Futuros y Opciones.Com S.A.	Shares	972,614	22	17	Not publicly traded	Brokerage	Argentina	2	12	37	59.59%
			22	17
FyO Trading S.A.	Shares	4,832	-	-	Not publicly traded	Brokerage	Argentina	-	2	2	2.20%
			-	-
Helmir S.A.	Shares	548,347,685	302	205	Not publicly traded	Investment	Uruguay	91	69	330	100.00%
	Intergroup transactions		(3)	(3)
			299	202
Sociedad Anónima Carnes Pampeanas S.A.	Shares	64,808,660	30	(9)	Not publicly traded	Agroindustrial	Argentina	86	(17)	30	98.25%
			30	(9)

43

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

32.          Investments in subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 12.31.15	Value recorded as of 06.30.15	Market value as of 12.31.15	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

IRSA Inversiones y	Shares	369,842,681	1,206	1,593	12.65	Real Estate	Argentina	575	(136)	2,616	63.40%
Representaciones S.A.	Intergroup transactions		(222)	(222)
	Higher value		92	99
	Goodwill		14	15
			1,090	1,485
Total Subsidiaries			2,813	2,844

Associates
Granos Olavarría S.A.	Shares	264	-	-	Not publicly traded	Warehousing and	Argentina	1	9	19	2.20%
	Goodwill		-	-		Brokerage
				-
Agromanagers S.A.	Shares	981,029	3	2	Not publicly traded	Investment	Argentina	2	2	6	46.84%
	Goodwill		1	1
			4	3
Agrofy S.A.	Shares	45,230	(3)	-	Not publicly traded	Advertising	Argentina	-	(6)	(6)	45.23%
			(3)	-
Agrouranga S.A.	Shares	893,069	23	19	Not publicly traded	Agricultural	Argentina	3	18	63	35.72%
	Higher value		11	11
			34	30
Total Associates			35	33
Total investments in subsidiaries, associates and joint ventures as of 12.31.15			(*) 2,848
Total investments in associates and joint ventures as of 06.30.15				(*) 2,877

(*) Includes a balance of Ps. (3) and Ps. (8) reflecting interests in companies with negative equity as of December 31, 2015 and June 30, 2015, respectively, which is reclassified to “Provisions” (Note 19).

44

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

33.          Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 12.31.15	Total as of 12.31.14
Beginning of the period	407	337	-	744	563
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	104	-	-	104	76
Changes in the net realizable value of agricultural produce after harvest	-	115	-	115	(9)
Increase due to harvest	-	112	-	112	247
Purchases and classifications	-	192	-	192	226
Consume	-	(129)	-	(129)	(158)
Expenses incurred	-	-	3	3	3
End of the period	(421)	(358)	-	(779)	(545)
Cost as of 12.31.15	90	269	3	362	-
Cost as of 12.31.14	86	313	4	-	403

45

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

 (All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

34.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2015 and June 30, 2015 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.15	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.15
Assets
Cash and cash equivalents
US Dollar	24	12.94	315	2	8.988	16
Total cash and cash equivalents			315			16

Trade and other receivables
US Dollar	1	12.94	11	1	8.988	12
Receivables with related parties:			-
US Dollar	1	13.04	9	7	9.088	66
Brazilian Reais			-	16	3.350	54
Total trade and other receivables			20			132

Investment in financial assets
Investments with related parties:
US Dollar	2	13.04	23	2	9.088	17
Total investment in financial assets			23			17

Liabilities
Trade and other payables
US Dollar	2	13.04	26	3	9.088	31
Payables with related parties:
Brazilian Reais	1	4.70	5	1	3.350	3
Total trade and other payables			31			34

Borrowings
US Dollar	232	13.04	3,028	210	9.088	1,912
Total borrowings			3,028			1,912

(1)  Exchange rate as of December 31, 2015 according to Banco Nación Argentina records.

(2)  Exchange rate as of June 30, 2015 according to Banco Nación Argentina records.

46

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in millions of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

35.          CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.          Subsequent events

See subsequent events in Note 38 to the Unaudited Condensed Interim Consolidated Financial Statements.

47

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.    Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.    Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.    Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		12.31.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables	Trade and other receivables	-	33	-	287	1	-	-	-	-	-	-	321
	Income tax credit and deferred income tax	-	-	763	-	-	-	37	-	-	-	-	800
	Total	-	33	763	287	1	-	37	-	-	-	-	1,121
Liabilities	Trade and other payables	-	7	-	209	-	-	-	1	-	-	-	217
	Borrowings	-	-	-	579	117	202	6	668	953	1,476	89	4,090
	Payroll and social security liabilities	-	-	-	21	-	26	-	-	-	-	-	47
	Provisions	-	2	7	-	-	-	-	-	-	-	-	9
	Total	-	9	7	809	117	228	6	669	953	1,476	89	4,363

48

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of December 31, 2015

Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.     Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	300	21	321	-	-	-	300	21	321
	Income tax credit and deferred income tax	37	-	37	763	-	763	800	-	800
	Total	337	21	358	763	-	763	1,100	21	1,121
Liabilities	Trade and other payables	186	30	216	1	-	1	187	30	217
	Borrowings	875	29	904	198	2,988	3,186	1,073	3,017	4,090
	Payroll and social security liabilities	47	-	47	-	-	-	47	-	47
	Provisions	2	-	2	7	-	7	9	-	9
	Total	1,110	59	1,169	206	2,988	3,194	1,316	3,047	4,363

4.b.     Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2015 there are no receivable and liabilities subject to adjustment clause.

49

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of December 31, 2015

Stated in millions of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.     Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	1	1	319	321	-	-	-	-	1	1	319	321
	Income tax credit and deferred income tax	-	-	37	37	-	-	763	763	-	-	800	800
	Total	1	1	356	358	-	-	763	763	1	1	1,119	1,121
Liabilities	Trade and other payables	-	-	216	216	-	-	1	1	-	-	217	217
	Borrowings	503	375	26	904	2,813	368	5	3,186	3,316	743	31	4,090
	Payroll and social security liabilities	-	-	47	47	-	-	-	-	-	-	47	47
	Provisions	-	-	2	2	-	-	7	7	-	-	9	9
	Total	503	375	291	1,169	2,813	368	13	3,194	3,316	743	304	4,363

50

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.         Companies under section 33 of law N° 19,550 and other related parties.

a.   Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	40.24%
Doneldon S.A.	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real Estate	63.40% (2)
FyO Trading S.A.	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas	Argentina	Agro-industrial	98.25%
Agromanagers S.A.	Argentina	Financing	46.84%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%
Agrofy S.A	Argentina	Advertising	45.23%

(*)  All companies whose principal activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)   The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) considering that the Company exercises “de facto control” over it.

(2)   The effect of treasury shares as of December 31, 2015 was not considered.

b.   Related parties debit / credit balances under section 33 of law N° 19,550. See Note 30.

6.         Loans to directors.

See Note 30.

7.         Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.         Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2015 and 2014.

51

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

9.         Appraisal revaluation of property, plant and equipment.

None.

10.       Obsolete unused property, plant and equipment.

None.

11.       Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.       Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2015 and 2014.

13.       Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	343	483
Vehicles	Third parties, theft, fire and civil liability	18	5

14.       Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.       Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.     Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

52

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Statement of Financial Position as of December 31, 2015

Stated in millions of pesos

Free translation from the original prepared in Spanish for publication in Argentina

17.     Unpaid accumulated dividends on preferred shares.

None.

18.       Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

53

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 – 23° floor

Autonomous City Buenos Aires

Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the statement of financial position as of December 31, 2015, the statement of income and comprehensive income for the six and three-month period ended December 31, 2015, the statement of changes in shareholders’ equity and the statement of cash flows for the six-month period ended December 31, 2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of income and comprehensive income and the separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Emphasis paragraph

Without modifying our conclusion, we want to refer to the information included in Note 6 to the unaudited condensed interim separate financial statements.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)           the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)          the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)           we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards these matters that are within our competence, we have no observations to make;

d)          at December 31, 2015, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 6,905,734 which was no callable at that date.

Autonomous City of Buenos Aires, February 11, 2016

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Buenos Aires, February 11, 2016 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first six months of fiscal year 2016 ended December 31, 2015.

Consolidation of IDB Development Corporation

On October 11, 2015, the Group acquired control of the Israeli company IDB Development Corporation Ltd. (“IDBD”). During this quarter, the consolidation will be reflected in the balance sheet, and as from the third quarter, it will also be disclosed at income statement level. IDBD’s fiscal year-end is on December 31 of each year, whereas the Company’s is on June 30. Moreover, in compliance with Israeli regulations, IDBD reports its quarterly and annual results after the expiration of the Argentine statutory terms. For such reasons, the Company will be unable to have available IDBD’s quarterly results as and when due in order to report them to the CNV in its financial statements for the period ended December 31, 2015. Therefore, the Company will consolidate results from IDBD’s operations with a three-month mismatch, adjusted by the effects of material transactions occurred during the reported period. In this way, the results of IDBD’s operations for the period running from October 11, 2015 (date of acquisition) until December 31, 2015 will be included in the interim comprehensive results of the Group for the nine-month period ending on March 31, 2016.

IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (Property & Building Corporation), supermarkets (Shufersal), agroindustry (Adama), insurance (Clal Holdings Insurance Enterprises, hereinafter Clal), and telecommunications (Cellcom). IDBD’s shares are listed in the Tel Aviv Stock Exchange (“TASE”) since May 2014.

Significant assets have been added in various industries in which the Group did not have investments until to date, as well as liabilities for loans taken by IDB and its subsidiaries.

The company is conducting the “Purchase Price Allocation” process. As of December 31, 2015, the degree of progress was 50%, and the expected completion date is June 30, 2016.

We have decided to report our operations based on our main business lines: “Agricultural” and “Urban and Investments” derived from our subsidiary IRSA, which will be in turn subdivided into two operating centers: “Argentina” (including the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT) and “Israel” (including IDBD). From the next quarter onwards, results will be disclosed according to this breakdown.

Highlights

The 2016 season has been developing under the “El Niño” pattern, with above-average rainfall rates. We have reduced the area to be planted in the region as a result of the sales made during fiscal year 2015, mainly Cremaq in Brazil and Fon Fon in Bolivia. In Argentina, in light of the macroeconomic conditions and the industry’s profitability equation recorded until December 2015, we slightly reduced the area leased to third parties.

1

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

In December 2015, Argentina’s new government announced the elimination of withholding taxes on corn and wheat and reduced by 5 pp. withholding taxes on soybean, down to 30% from 35%. These measures, coupled with the release of foreign exchange restrictions and the depreciation of the exchange rate, are much favorable for the Argentine agricultural industry in a context of extremely depressed commodity prices.

In anticipation of the changes in the market conditions, we modified our farming plan by increasing corn and reducing soybean planting during this season. Moreover, as optimum planting conditions in the Argentine northern region, where we have large extensions of arable lands, occur in the month of January, we were able to adequate planting to the new scenario.

As concerns land development and sale of farms, we are analyzing the size of the area to be developed during this season, whilst we expect to be able to consummate sales of farms that have reached optimum appreciation. Following our sale of 4 establishments in the region in 2015 with very good results, we made no sales of farmlands during the first six months of this fiscal year.

Profit from operations from our subsidiary IRSA keeps reflecting the soundness of its business, mainly in its shopping center and office building segments. IRSA’s EBITDA, excluding expenses involved in the transfer of assets to IRSA Propiedades Comerciales S.A. in December 2014 and sales of investment properties, grew 28.3% in the first six months of 2016, reaching ARS 1,024.6 million.

Consolidated Results

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	1,767	1,401	26.1%	3,391	2,914	16.4%
Costs	(1,336)	(1,245)	7.3%	(2,531)	(2,490)	1.6%
Initial recognition and changes in the net realizable value of biological assets and agricultural products at the point of harvest	383	438	(12.6%)	580	720	(19.4%)
Changes in the net realizable value of agricultural products after harvest	123	6	1950.0%	114	(16)	-
Gross profit	937	600	56.2%	1,554	1,128	37.8%
Gain from disposal of investment properties	638	479	33.2%	1,022	796	28.4%
Gain from disposal of farmlands	-	-	-	-	-	-
General and administrative expenses	(205)	(136)	50.7%	(399)	(275)	45.1%
Selling expenses	(137)	(105)	30.5%	(284)	(227)	25.1%
Other profit from operations, net	155	38	307.9%	166	48	245.8%
Profit from operations	1,388	876	58.4%	2,059	1,470	40.1%
Share of profit / (loss) of associates and joint ventures	94	(571)	-	(403)	(674)	(40.2%)
Profit from operations before financing and taxation	1,482	305	385.9%	1,656	796	108.0%
Financial results, net	(2,498)	(353)	607.6%	(2,946)	(690)	327.0%
(Loss)/ Profit before income tax	(1,016)	(48)	2016.7%	(1,290)	106	-
Income tax expense	81	(139)	-	(8)	(270)	(97.0%)
Net (Loss) / Income	(935)	(187)	400.0%	(1,298)	(164)	692.6%

Attributable to:
Cresud’s Shareholders	(485)	(94)	416.0%	(777)	(216)	259.7%
Non-controlling interest	(450)	(93)	383.8%	(521)	52	-

2

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

►      During the first six months of fiscal year 2016 our revenues were 16.4% higher than in the same period of the previous fiscal year. This was mainly due to a 24.3% increase in revenues from the urban segment, offset by a slight decrease of 0.5% in the agricultural segment.

►      Gross profit rose 37.8% during the first six months of fiscal year 2016, mainly due to a 23.3% increase in gross profit from the urban segment and a 119.2% increase in gross profit from the agricultural segment.

►      Moreover, profit from operations grew 40.1% during the first six months of 2016, mainly explained by the sales of office floors in Maipú 1300, Intercontinental Plaza, Catalinas and Juana Manso 295 (“Dique IV”) buildings by our subsidiary IRSA.

►      Despite the increase in profit from operations, we recorded a net loss of ARS 1,298 million compared to a net loss of ARS 164 million in the same period of fiscal year 2015, mainly due to:

-       a decrease in the value of the investment held by our subsidiary IRSA in IDB Development Corporation, which changed its valuation method in the first quarter of fiscal year 2016, without impact in the second quarter due to the consolidation.

-       starting this quarter, with the consolidation, the company registered a loss of ARS 797 million due to the decrease in the market price of the insurance company Clal, which is an asset held for sale.

-       lower net financial results and higher losses from exchange rate differences due to the depreciation of the peso vis-à-vis the dollar in December 2015 which impacted a big part of our dollar-denominated indebtedness. Avoiding bigger losses in the net income due to hedging a part of our dollar denominated debt with exchange rate futures.

3

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Description of Operations by Segment

	6M 2016			6M 2015			Variation
In ARS Million	Agri	Urban	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	1,296	1,586	2,882	1,302	1,276	2,578	(0.5%)	24.3%	11.8%
Costs	(1,619)	(384)	(2,003)	(1,825)	(301)	(2,126)	(11.3%)	27.6%	(5.8%)
Initial Recognition and Changes in the net realizable value of biological assets and agricultural products at the point of harvest	575	-	575	706	-	706	(18.6%)	-	(18.6%)
Changes in the net realizable value of agricultural products after harvest	114	-	114	(16)	-	(16)	-	-	-
Gross profit	366	1,202	1,568	167	975	1,142	119.2%	23.3%	37.3%
Gain from disposal of investment properties	-	1,022	1,022	-	796	796	-	28.4%	28.4%
Gain from disposal of farmlands	-	-	-	20	-	20	(100.0%)	-	(100.0%)
General and administrative expenses	(128)	(277)	(405)	(114)	(165)	(279)	12.3%	67.9%	45.2%
Selling expenses	(167)	(121)	(288)	(144)	(85)	(229)	16.0%	42.4%	25.8%
Other operating results, net	45	123	168	(18)	67	49	-	83.6%	242.9%
Profit / (loss) from operations	116	1,949	2,065	(89)	1,588	1,499	-	22.7%	37.8%
Share of profit / (loss) of associates and joint ventures	4	(403)	(399)	(3)	(688)	(691)	-	(41.4%)	(42.3%)
Segment Profit / (Loss)	120	1,546	1,666	(92)	900	808	-	71.8%	106.2%

Our Portfolio

Our portfolio is composed of 282,489 hectares in operation and 461,960 hectares of land reserves distributed among 4 countries in the region: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is exclusively focused on the development of lands.

4

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Breakdown of Hectares (*)

(Own and under Concession)

	Productive Lands		Land Reserves
	Agricultural	Beef Cattle / Milk	Under Development	Reserved	Total
Argentina	71,936	158,591(**)	3,042	325,044	558,613
Brazil	30,496	5,953	4,415	83,492	124,356
Bolivia	8,685	-	-	3,848	12,533
Paraguay	5,701	1,127	2,350	49,576	58,754
Total	116,818	165,671	9,807	461,960	754,256
* Includes Brazil at 100%, Cresca at 50%, Agro-Uranga at 35.723% and 132,000 hectares under concession. **Includes 85,000 hectares intended for sheep breeding.

Segment Income

Agricultural Segment:

I)      Development, Transformation and Sale of Farmlands

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first six months of fiscal year 2016, following our sale of 4 farms for ARS 814.3 million in fiscal year 2015, operating profit from this segment decreased by ARS 14 million due to the sale of the 24,624 hectare farm in CRESCA in the same semester of the previous year, while we made no sales during the period under review.

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	-	-		-	-
Costs	(1.7)	(1.5)	12.2%	(4.1)	(4.2)	(2.2%)
Gross loss	(1.7)	(1.5)	12.2%	(4.1)	(4.2)	(2.2%)
Gain from disposal of farmlands	-	(0.7)	-	-	20.3	-
Loss from operations	(2.1)	(2.9)	(27.7%)	(4.9)	9.2	-
Segment loss	(2.1)	(2.9)	(27.7%)	(4.9)	9.2	-

5

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Area under Development (hectares)	Developed in 2014/2015	Projected for 2015/2016
Argentina	1,703	0
Brazil	7,475	4,414
Paraguay (1)	2,367	0
Total	11,545	4,414

(1) Includes the farms of Cresca S.A. at 50%.

►      During the past season we developed more than 11,000 hectares in the region. We expect to develop 4,414 additional hectares in Brazil during this season, while we are analyzing the size of the area to be developed in Argentina and Paraguay.

II)   Agricultural Production

II.a) Crops and Sugarcane

Crops

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	191.1	171.4	11.5%	461.5	501.8	(8.0%)
Costs	(376.6)	(489.3)	(23.0%)	(684.6)	(927.2)	(26.2%)
Initial Recognition and Changes in the net realizable value of biological assets and agricultural products at the point of harvest	220.4	334.2	(34.0%)	318.1	495.2	(35.8%)
Changes in the net realizable value of agricultural products after harvest	123.0	6.1	1926.5%	114.1	(16.0)	-
Gross profit	157.9	22.3	608.0%	209.1	53.8	288.5%
General and administrative expenses	(34.9)	(35.1)	(0.6%)	(71.6)	(74.0)	(3.2%)
Selling expenses	(42.8)	(28.4)	50.7%	(105.6)	(79.0)	33.7%
Other operating results, net	17.6	(12.8)	-	39.3	(10.2)	-
Profit / (loss) from operations	97.9	(54.0)	-	71.2	(109.4)	-
Share of profit / (loss) of associates and joint ventures	6.4	(2.0)	-	6.3	(3.0)	-
Segment Income / (loss)	104.3	(56.0)	-	77.5	(112.4)	-

Sugarcane

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	67.2	51.0	31.8%	168.9	151.2	11.7%
Costs	(117.2)	(94.4)	24.2%	(260.4)	(245.6)	6.0%
Initial Recognition and Changes in the net realizable value of biological assets and agricultural products at the point of harvest	68.3	31.8	115.1%	119.8	99.0	21.0%
Changes in the net realizable value of agricultural products after harvest	-	-	-	-	-	-
Gross profit / (loss)	18.3	(11.6)	-	28.3	4.6	512.9%
General and administrative expenses	(6.6)	(4.4)	49.2%	(13.2)	(9.8)	34.9%
Selling expenses	(1.6)	0.6	-	(4.3)	(4.3)	0.9%
Other operating results, net	1.2	(3.3)	-	1.1	(3.2)	-
Profit / (loss) from operations	11.3	(18.7)	-	11.9	(12.7)	-
Share of profit / (loss) of associates and joint ventures	-	-	-	-	-	-
Segment profit / (loss)	11.3	(18.7)	-	11.9	(12.7)	-

6

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Operations

Production Volume (1)	6M16	6M15	6M14	6M13	6M12
Corn	174,105	222,456	79,336	86,378	117,396
Soybean	12,064	18,464	14,269	11,787	15,608
Wheat	14,798	15,650	11,875	3,878	17,212
Sorghum	448	1,335	3,789	5,078	5,522
Sunflower	-	785	-	288	1,293
Other	5,284	2,716	1,283	4,033	4,971
Total Crops (tons)	206,698	261,406	110,552	111,441	162,003
Sugarcane (tons)	877,396	673,575	477,235	806,102	618,586

 (1) Includes BrasilAgro, CRESCA at 50%. Excludes Agro-Uranga.

Volume of	6M16			6M15			6M14			6M13			6M12
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Corn	107.9	23.6	131.5	219.8	0.0	219.8	149.1	0.0	149.1	151.7	10.2	161.9	120.6	0.0	120.6
Soybean	86.9	8.6	95.5	76.4	14.2	90.6	63.9	3.0	66.9	29.4	5.5	34.9	62.6	2.1	64.7
Wheat	6.0	28.9	34.9	3.3	0.0	3.3	3.7	0.0	3.7	7.5	0.0	7.5	4.7	0.0	4.7
Sorghum	0.3	0.0	0.3	0.6	0.0	0.6	3.2	0.0	3.2	4.0	0.0	4.0	0.0	0.0	0.0
Sunflower	4.7	0.0	4.7	1.8	0.0	1.8	5.8	0.0	5.8	2.2	0.0	2.2	8.0	0.0	8.0
Other	2.7	0.0	2.7	0.7	0.0	0.7	5.6	0.0	5.6	10.3	0.0	10.3	16.3	0.0	16.3
Total Crops (thousands of tons)	208.50	61.1	269.6	302.6	14.2	316.8	231.3	3.0	234.3	205.1	15.7	220.8	212.2	2.1	214.3
Sugarcane (thousands of tons)	827.3	0.0	827.3	680.4	0.0	680.4	540.5	0.0	540.5	888.6	0.0	888.6	415.8	0.0	415.8

D.M.: Domestic market

F.M.: Foreign market

(1) Includes BrasilAgro, CRESCA at 50%. Excludes Agro-Uranga.

►      The Crops segment increased by ARS 189.9 million during the first six months of fiscal year 2016 as compared to the same period of the previous fiscal year, mainly due to:

•         higher income from sales, driven by rising prices and higher volumes of wheat sold, along with lower sale costs of soybean;

•         an increase in the net realizable value of agricultural products after harvest mainly originated in a general rise in prices toward the end of the semester following the elimination of withholding taxes on wheat and corn, and the reduction from 35 to 30% in withholding taxes on soybean, along with the devaluation of the Argentine peso by approximately 40%; and

•         an increase in gains from soybean hedging transactions.

►      The Sugarcane segment increased by ARS 24.6 million in the first six months of fiscal year 2016 as compared to the same period of the previous fiscal year, mainly explained by:

•         higher income from sales by ARS 12.4 million, mainly derived from Brazil, due to the 26.6% increase in volumes sold, partially offset by a drop in average sale prices in pesos caused by the appreciation of the peso against the Reais in the period under review;

7

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

•         an increase in production income of ARS 6.7 million in Brazil mainly due to a 34.5% rise in production, favorably impacted by an increase of 43.6% in the planted area, offset by lower yields; and

•         an increase in production income from Bolivia of ARS 4.6 million, mainly due to a 15.8% increase in yields and a 32.4% rise in prices.

Area in Operation - Crops (hectares)[1]	As of 12/31/15	As of 12/31/14	YoY Var
Own farms	113,180	129,168	(12.4%)
Leased farms	33,129	53,815	(38.4%)
Farms under concession	24,602	17,458	40.9%
Own farms leased to third parties	2,373	8,752	(72.9%)
Total Area Assigned to Crop Production	173,285	209,193	(17.2%)

The area assigned to the crop segment decreased by 17.2% as compared to the same period of the previous fiscal year, mainly due to the smaller area resulting from the sale of farms made in fiscal year 2015, mainly in Brazil, and smaller area leased to third parties in Argentina.

II.b) Cattle and Dairy Production

During the first six months of fiscal year 2016 we recorded mixed results in our cattle and dairy business in Argentina, reflecting the combined effect of lower beef production volumes, a slight decrease in milk production due to a smaller amount of milking cows, an increase in daily milk production per cow and an increase in livestock prices, accompanied by a slight decrease in milk prices.

Production Volume (1)	6M16	6M15	6M14	6M13	6M12
Cattle herd (tons)	3,717	4,124	3,676	3,748	4,486
Milking cows (tons)	311	227	276	238	286
Beef cattle (tons)	4,028	4,350	3,952	3,987	4,772
Milk (thousands of liters)	9,082	9,129	10,129	9,450	9,210

(1) Includes BrasilAgro, CRESCA at 50%. Excludes Agro-Uranga S.A.

Volume of	6M16			6M15			6M14			6M13			6M12
Sales (1)	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total	D.M.	F.M.	Total
Cattle herd	5.7	0.0	5.7	6.2	0.0	6.2	7.2	0.0	7.2	4.3	0.0	4.3	6.8	0.0	6.8
Milking cows	0.3	0.0	0.3	0.3	0.0	0.3	0.2	0.0	0.2	0.2	0.0	0.2	0.1	0.0	0.1
Beef cattle (thousands of tons)	6.0	0.0	6.0	6.5	0.0	6.5	7.4	0.0	7.4	4.5	0.0	4.5	6.9	0.0	6.9
Milk (millions of liters)	8.7	0.0	8.7	8.8	0.0	8.8	9.9	0.0	9.9	9.1	0.0	9.1	9.1	0.0	9.1

[1] Includes surface area under double cropping, all the farms in Argentina, Bolivia, Paraguay and Brazil, and AgroUranga (Subsidiary – 35.72%).

8

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

D.M.: Domestic market
F.M: Foreign market (1) Includes BrasilAgro, CRESCA at 50%. Excludes Agro-Uranga

Cattle

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	59.8	36.5	63.7%	117.8	98.9	19.2%
Costs	(75.8)	(61.0)	24.2%	(154.4)	(143.7)	7.4%
Initial Recognition and Changes in the value of biological assets and agricultural products	75.7	43.6	73.6%	104.0	72.8	42.8%
Changes in the net realizable value of agricultural products	0.4	-	-	0.4	0.0	-
Gross profit	60.2	19.2	213.7%	67.7	28.0	142.3%
Profit from operations	45.6	9.5	380%	37.8	3.1	1,125.1%
Segment Profit	45.6	9.5	380%	37.8	3.1	1,126.7%

►      Gross profit from the Cattle segment increased 19.2%, mainly due to a 32% increase in livestock prices, partially offset by a reduction in beef cattle volumes in Argentina. Cost of sales increased to a lower extent, thus resulting in a higher margin.

►      Holding results increased 130% due to the higher prices of all livestock categories, offset by a reduction in production income, which was affected by smaller livestock production volumes, thus explaining the ARS 39.7 million increase in gross profit from the Beef Cattle segment for the first six months of fiscal year 2016 compared to the same period of 2015.

	As of 12/31/15	As of 12/31/14	YoY Var
Own farms	71,938	75,132	(4,3%)
Leased farms	12,635	13,501	(6,4%)
Farms under concession	820	869	(5,6%)
Own farms leased to third parties	6,023	5,078	(18,6%)
Total Area Assigned to Beef Cattle Production	91,415	94,580	(3,3%)

►      We decreased by 3.3% the area of farms assigned to cattle production, mainly as a result of a reduction in the operation of own farms, leased farms and farms under concession.

Stock of Cattle Herds	As of 12/31/15	As of 12/31/14
Breeding stock	54,354	54,226
Winter grazing stock	12,545	13,118
Milk farm stock	5,473	6,375
Total Stock (heads)	72,372	73,719

9

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Dairy

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	13.5	18.0	(25.3%)	31.0	35.5	(12.7%)
Costs	(28.9)	(31.9)	(9.5%)	(62.5)	(64.8)	(3.5%)
Initial recognition and changes in the net realizable value of biological assets and agricultural products at the point of harvest	16.8	21.4	(21.6%)	32.8	38.6	(15.1%)
Gross profit	1.4	7.5	(81.8%)	1.3	9.4	(86.5%)
Profit / (loss) from operations	(1.1)	5.8	-	(3.9)	5.4	-
Segment Profit / (Loss)	(1.1)	5.8	-	(3.9)	5.4	-

Milk Production	12/31/2015	12/31/2014
Daily average milking cows (heads)	1,987	2,222
Milk Production / Milking Cow / Day (liters)	24.86	22.05

►      Revenues from this segment decreased by 12.7%, mainly due to a 13% drop in milk prices. On the other hand, costs for the sale of milk decreased proportionally to milk revenues, whereas costs related to livestock were significantly higher, resulting in a lower sales margin.

►      In turn, milk production income decreased by ARS 5.5 million, mainly reflecting the reduction in prices (12%), along with a slightly lower volume caused by the combined effect of a smaller amount of milking cows and more liters per cow per day, thus explaining the ARS 8.1 million reduction in gross profit from the Dairy segment for the first six months of fiscal year 2016 compared to the same period of 2015.

Area in Operation – Dairy (hectares)	As of 12/31/15	As of 12/31/14	YoY Var
Own farms	1,890	2,864	-34%

►      We perform our milking business in El Tigre farm. There was a 34% reduction in the area assigned to milking cows.

III: Other Segments

Under “Other” we report the results from Leases and Agricultural Services, Agro-industrial Activities and our investment in FyO.

Leases and Agricultural Services

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	10.7	18.6	(42.6%)	22.3	32.7	(31.9%)
Costs	(2.5)	(5.2)	(51.5%)	(7.3)	(10.4)	(29.9%)
Gross profit	8.1	13.4	(39.1%)	15.0	22.3	(32.8%)
Profit from operations	7.0	12.8	(44.9%)	12.6	20.9	(39.4%)
Segment Profit	7.0	12.8	(44.9%)	12.6	20.9	(39.4%)

10

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

►      The Leases and Agricultural Services segment decreased by ARS 8.2 million, mainly due to lower income from leases as a result of the failure to renew the agreements of the San Pedro, La Suiza, and Anta farms in Argentina during this season, a reduction in rental income in Brazil of ARS 4.7 million from the Cremaq farm, which was sold during fiscal year 2015.

Agro-industrial Activities

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	217.7	197.0	10.5%	407.6	412.9	(1.3%)
Costs	(196.5)	(177.1)	10.9%	(377.3)	(365.9)	3.1%
Gross profit	21.2	19.9	6.7%	30.2	47.0	(35.6%)
Loss from operations	(4.8)	(6.3)	(24.5%)	(16.9)	(4.4)	287.6%
Segment Loss	(4.8)	(6.3)	(24.5%)	(16.9)	(4.4)	287.6%

►      The Agro-industrial segment decreased by ARS 12.5 million mainly due to a fall in sales to the foreign market, offset by lower selling expenses due to lower operating volumes.

11

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

FyO

In ARS Million	IIQ 2016	IIQ 2015	YoY Var	6M16	6M15	YoY Var
Revenues	55.5	29.5	87.5%	86.3	69.3	24.2%
Costs	(42.3)	(36.5)	15.0%	(68.0)	(62.6)	9.8%
Gross profit	13.3	(7.0)	-	17.3	6.6	160.0%
Loss from operations	9.5	(12.8)	-	8.7	(2.9)	-
Segment Loss	7.9	(12.8)	-	6.8	(3.0)	-

►      There has been an increase of ARS 9.8 million in this segment, mainly due to higher sales of consignment products, partially offset by lower sales of inputs and brokerage fees.

12

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Urban Segment:

Urban Properties and Investments through our subsidiary IRSA (Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2015, our equity interest in IRSA was 63.38% over stock capital (63.79% considering repurchased treasury stock).

Starting in this quarter, we have decided to break down our operations into an Argentine Operating Center and an Israeli Operating Center. From the Argentine Operating Center, the Group, through IRSA and its subsidiaries, manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT. From the Israeli Operating Center, the Group manages IDBD.

Argentine Operating Center

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina and abroad, including:

►      The acquisition, development and operation of shopping centers and offices, through its interest of 95.22% in IRSA Propiedades Comerciales S.A. (continuing company of Alto Palermo S.A.), one of Argentina’s leading operators of commercial real estate with a controlling interest in 15 shopping centers and 6 office buildings totaling 414,000 sqm of Gross Leaseable Area (333,719 in shopping centers and 79,945 in offices).

►      The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►      The acquisition and operation of luxury hotels.

►      Selective investments outside Argentina.

►      Financial investments, including IRSA’s current 29.94% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

►      International investments, including a 49% interest in the Lipstick Building in New York and 34% of the voting rights in the Condor Hospitality Trust hotel REIT (NASDAQ: CDOR).

Israeli Operating Center

The Group acquired control of IDBD on October 11, 2015 and has started to consolidate it since that date. During this quarter, the consolidation will be reflected in the balance sheet, and as from the third quarter, it will also be disclosed at income statement level.

As of December 31, 2015, our subsidiary IRSA’s equity interest in IDBD was approximately 49%, and its investment in IDBD was equivalent to approximately USD 350 million as of that date.

13

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (Property & Building Corporation), supermarkets (Shufersal), agroindustry (Adama), insurance (Clal Holdings Insurance Enterprises, hereinafter Clal), and telecommunications (Cellcom). IDBD’s shares are listed in the Tel Aviv Stock Exchange (“TASE”) since May 2014.

Results

The following information has been extracted from the financial statements of our controlled company IRSA as of December 31, 2015:

In ARS Millions	IIQ 16	IIQ 15	YoY Var	6M16	6M 15	YoY Var
Revenues from sales, leases and services	856	674	27.0%	1,570	1,259	24.7%
Operating Income	1.223	949	28.9%	1,948	1,586	22.8%
Depreciation and Amortization	51	42	21.4%	106	85	24.7%
EBITDA(*)	636	798	(20.4%)	1,025	798	28.3%
Net (Loss) / Income	(596)	(89)	-	(910)	47	-
Attributable to the parent company’s shareholders	(213)	1	-	(487)	5	-
Attributable to non-controlling interest	(383)	(90)	-	(423)	42	-

* EBITDA: Operating Income plus depreciation and amortization excluding sales of investment properties for the period and expenses incurred in the transfer of assets in December 2014 and the conversion reserve of Madison building during the 6-month period of 2015.

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

14

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agribusiness Segment

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	25.1	Variable	< 30 d
Short term loans	ARS	14.6	Variable	< 365 d
Cresud 2018 Clase XIV	USD	32.0	1.50%	22-may-18
Cresud 2018 Clase XVI	USD	109.1	1.50%	19-nov-18
Cresud 2016 Clase XVII	ARS	13.2	Badlar +250 bps	14-mar-16
Cresud 2019 Clase XVIII	USD	33.7	4.00%	12-sep-19
Cresud 2016 Clase XIX	ARS	14.3	27.5% / Badlar + 350 bps	13-sep-16
Cresud 2017 Clase XX (3)	USD	18.2	2.50%	13-mar-17
Cresud 2017 Clase XXI	ARS	14.7	27.5% / Badlar + 375 bps	12-ago-17
Cresud 2019 Clase XXII	USD	22.7	4.00%	12-ago-19
Other loans		15.6
CRESUD’s Total Debt		313.3
Brasilagro’s Total Debt		15.6

Urban Properties and Investments Segment

Argentine Operating Center

Description	Currency	Amount (1)	Interest Rate	Maturity
Short term loans	ARS	48.2	Variable	< 365 días
IRSA 2017 Clase I	USD	150.0	8.50%	02-feb-17
IRSA 2020 Clase II (4)	USD	150.0	11.50%	20-jul-20
ON Clase VI	ARS	0.8	Badlar + 450 bps	27-feb-17
Loan agreements	USD	60.0	Variable	25-jun-16
Other loans		0.9
IRSA Total Debt (6)		354.1
Bank overdrafts	ARS	4.0	Variable	< 30 días
Short term loans	ARS	8.3	23.00%	30-sep-16
APSA 2017 Clase I (2)	USD	120.0	7.88%	11-may-17
ON IRSA CP Clase I ARS	ARS	31.2	26.5% / Badlar + 400 bps	20-mar-17
Other loans		3.0
Debt for asset purchase (5)	USD	240.0	8.50%	20-jul-20
IRSA CP Total Debt		406.5

15

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Israeli Operating Center

Indebtness	Amount (1)
Total Debt IDBD	1,181.4
Total Debt DIC	2,030.8
Total Debt Shufersal	978.7
Total Debt Cellcom	1,967.3
Total Debt PBC	2,934.4
Total Debt Otras(7)	120.5

(1) Principal amount in USD (million) at an exchange rate of 13.040 ARS/USD; 6.96 BOB/USD; 3.977 BRL/USD; 3.8911 ILS/USD, without considering accrued interest or elimination of balances with subsidiaries.

(2) As of December 31, 2015, the Company had repurchased a principal amount of USD 5.7 million.
(3) As of December 31, 2015, the Company had repurchased a principal amount of USD 10.1 million.
(4) As of December 31, 2015, the Company had repurchased a principal amount of USD 14.8 million.
(5) Corresponds to a loan with IRSA due to the transference of assets in December 2014.
(6) Not including a USD 55.8 millon loan agreement of IRSA with REIG V for being a related party.
(7) Includes IDB Tourism, Bartan, and IDBG

Comparative Summary Consolidated Balance Sheet Data

In ARS Million	Dec-15	Dec-14	Dec-13	Dec-12
Current assets	47,786	4,151	3,177	2,428
Non-current assets	92,794	10,488	10,676	9,149
Total assets	140,580	14,639	13,853	11,577
Current liabilities	39,102	4,469	3,245	2,582
Non-current liabilities	93,999	6,555	6,158	4,150
Total liabilities	133,101	11,024	9,403	6,732
Third party interest (or non-controlling interest)	6,006	2,110	2,221	2,291
Shareholders’ equity	7,479	3,615	4,450	4,845
Total liabilities plus third party interests (or non-controlling interest) plus Shareholders’ Equity	140,855	14,639	13,853	11,577

Comparative Summary Consolidated Income Statement Data

In ARS Million	6MFY2016	6MFY2015	6MFY2014	6MFY2013
Gross profit	1,554	1,129	788	649
Profit from Operations	2,059	1,470	385	557
(Loss) / income from interests in associates and joint ventures	(403)	(674)	48	13
Income before financing and taxation	1,656	796	433	569
Net financial results	(2,946)	(690)	(958)	(359)
Profit / (Loss) before income tax	(1,290)	106	(525)	210
Income Tax	(8)	(270)	170	(34)
Net (Loss) / Income	(1,298)	(164)	(355)	177
Controlling company’s shareholders	(777)	(216)	(323)	61
Non-controlling interest	(521)	52	(23)	116

Net (Loss)/income	(1,298)	(164)	(355)	(177)
Other comprehensive income / (loss) for the period (1)	2,655	(372)	330	122
Total comprehensive income / (loss) for the period	1,357	(536)	(25)	299
Controlling company’s shareholders	(340)	(400)	(163)	118
Non-controlling interest	1,697	(136)	138	181
(1) Corresponds to translation differences

16

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Comparative Summary Consolidated Cash Flow Statement Data

In ARS Million	6MFY2016	6MFY2015	6MFY2014	6MFY2013
Net cash generated by / (used in) operating activities	274	494	422	380
Net cash generated by / (used in) investing activities	(895)	1,153	(1,097)	(254)
Net cash generated by / (used in) financing activities	962	(1,266)	74	(77)
Total cash generated by or used during the year / period	341	381	(601)	49

Ratios

In ARS Million	Dec-15	Dec-14	Dec-13	Dec-12
Liquidity (1)	1.22	0.93	0.98	0.94
Solvency (2)	0.06	0.33	0.47	0.72
Restricted assets (3)	0.66	0.72	0.77	0.79
Profitability (only annual) (4)	(17.36%)	(4.53%)	(7.98%)	3.65%
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity / Total Liabilities
(3) Non-current Assets / Total Assets
(4) Net income / (Loss) (excluding other Comprehensive Profit / (Loss)) / Total Average Shareholders’ Equity

17

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Material Events Occurred during the Period and Subsequent Events

Shareholders’ Meeting dated October 30, 2015

On October 30, 2015, the General Ordinary and Extraordinary Shareholders’ Meeting was held, which resolved, inter alia:

-       The increase in the Program’s maximum outstanding principal amount of up to US$ 300,000,000 (Three Hundred Million U.S. Dollars) by an additional amount of up to US$ 200,000,000 (Two Hundred Million U.S. Dollars).

Moreover, it was resolved to adjourn the meeting until November 26, 2015 at 5:00 p.m., outside the registered office, at Bolívar 108, First Floor, City of Buenos Aires, in order to deal with the following matters at such reconvened meeting:

➢  Allocation of income for the fiscal year ended June 30, 2015 and payment of a cash dividend for up to ARS 88.1 million.

➢  Allocation of treasury shares.

On November 26, 2015, it was resolved by majority of votes not to pay the dividend referred to in the Agenda, and to retain the treasury shares purchased during the fiscal year ended June 30, 2015 for a new period and to adopt a decision on their availability at the next shareholders’ meeting.

Dividend from our subsidiary BrasilAgro

At the Ordinary General Shareholders’ Meeting held on October 28, 2015, our subsidiary BrasilAgro declared dividends for BRL 80.7 million (BRL 1.3977 per share) which shall be made available to the shareholders on November 13, 2015.

18

Cresud S.A.C.I.F. y A.

Summary as of December 31, 2015

Prospects for the next fiscal year

The 2016 crop season has been developing under the “El Niño” pattern, with above-average rainfall rates. We have decreased the area to be planted in the region due to the sales made during fiscal year 2015, mainly Cremaq in Brazil and Fon Fon in Bolivia. In Argentina, in light of the current macroeconomic conditions and the industry’s profitability equation recorded until December 2015, we slightly reduced the area leased to third parties. In Brazil, we expect a good 2016 season mainly due to the depreciation of the Brazilian currency vis-à-vis the dollar observed in the last months. In Bolivia and Paraguay, we do not forecast any material changes.

We are highly optimistic about the second half of this season. In December 2015, Argentina’s new government announced the elimination of withholding taxes on corn and wheat and reduced by 5 pp. withholding taxes on soybean, down to 30% from 35%. These measures, coupled with the release of foreign exchange restrictions and the depreciation of the exchange rate, are much favorable for the Argentine agricultural industry in a context of extremely depressed commodity prices. In anticipation of the changes in the market conditions, we modified our farming plan by increasing corn and reducing soybean planting during this season. Moreover, as optimum planting conditions in the Argentine northern region, where we have large extensions of arable lands, occur in the month of January, we were able to adequate planting to the new scenario.

In Argentina, we expect sustained prices for beef cattle and slightly rising, albeit constrained, costs. We will efficiently work towards reaching the highest operating margins possible. In the case of our “El Tigre” dairy facility, where we have consolidated all our milk production, over the past months we adopted a strategy consisting in the selective sale of milking cows and keeping the more productive herd. In connection with our meat packing plant, which we hold through our interest in Carnes Pampeanas, we will continue working towards optimizing margins based on the new conditions for the industry which has become more favorable.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil. Although in the past years our land transformation activities developed at a slower pace than historically due to the high development costs and production profitability conditions, we expect to be able to resume our historic levels at lower transformation costs. We remain watchful of sale opportunities that may arise and we will continue to dispose of those farms that have reached their highest degree of appreciation, whilst continuing to analyze opportunities in other countries of the region with the objective to put together a regional portfolio with major development and appreciation potential.

Agribusiness offers very interesting long-term prospects. We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market, much more so considering that our main task is to produce food for a growing and demanding world population.

19

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

March 9, 2016	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets